Filed pursuant to Rule 253(g)(2)

File No. 024-12616

OFFERING CIRCULAR DATED JULY 1, 2025

Energy Exploration Technologies, Inc.

____________________________

Best Efforts Offering of

up to 2,700,000 Shares of Common Stock at $10.00 per Share

and

up to 200,000 Bonus Shares of Common Stock, for no additional consideration

____________________________

Energy Exploration Technologies, Inc., a Puerto Rican corporation referred to herein as the Company, EnergyX, we, us, or our and similar terms, is conducting a best-efforts offering of up to 2,700,000 shares of our common stock, par value $0.01 per share, which we refer to as the Shares or Common Stock, at a price of $10.00 per share. The minimum amount you may invest in this offering is $1,000 for 100 Shares, and any additional purchases must be made in increments of at least $10. However, we reserve the right to waive this minimum in our sole discretion. In addition to the Shares offered for cash consideration, we have reserved a fixed pool of 200,000 Shares for issuance in this offering as a bonus, referred to as the Bonus Shares, at no additional cost. Together, the sale of Shares and the issuance of Bonus Shares are referred to as the Offering. See “Plan of Distribution” on page 78 for more information.

The Bonus Shares will be issued on a strict first-come, first-serve basis beginning with the first sale of Shares in this Offering and are available to qualifying investors whose investments are closed on before the Bonus Share reserve is depleted. Under our Bonus Share program, we will issue 20% Bonus Shares (i.e., one Bonus Share for every five Shares purchased) to any investor who (i) is an existing shareholder of the Company, or (ii) who purchases at least $5,000 Shares in this Offering. We refer to any such investor as a Qualifying Investor. The maximum bonus available to any Qualifying Investor in this Offering is 20%, irrespective of whether that investor qualifies for Bonus Shares under more than one of the prior categories. See “Plan of Distribution — Bonus Share Program” on page 79 for more information. The offering page for the offering will not display any numeric tracker or countdown showing the number of Bonus Shares remaining.

The Company will not issue additional Bonus Shares once the Bonus Share reserve has been exhausted, and the actual number of Bonus Shares available when we receive your subscription or prepare to perform a closing on your investment may differ from your expectations. Accordingly, we cannot guarantee that you will receive Bonus Shares. If we determine that the Bonus Share reserve has been depleted after we receive your subscription, we will notify you by email at least 24 hours before the scheduled closing on your investment. You will then have at least 24 hours to reconfirm your investment; if you do not reconfirm within the period set forth in the notification email, our escrow agent will promptly return your funds without interest or deduction. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The Bonus Share reserve is limited and may be exhausted before some eligible investors receive any Bonus Shares” and “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — If you do not qualify for Bonus Shares, the net tangible book value per share of the common stock you purchase will be diluted more than the Shares purchased by investors who do qualify” on page 27 for more information.

No public trading market currently exists for our Shares, and we do not expect one to emerge in the foreseeable future. Further, we have not applied, and do not anticipate applying in the near term, for quotation of our Shares on any national securities exchange or over-the-counter market. As a result, investors should be prepared to hold their Shares indefinitely.

Regulation A Rule 251(a)(2) limits us to aggregate gross proceeds of $75,000,000 (including the value of the Bonus Shares issued in this Offering, valued at the $10.00 Offering price) in any rolling twelve-month period during the three years following qualification of this Offering, meaning that the maximum dollar amount of additional Shares we may offer under Regulation A will increase overtime as prior sales fall outside the applicable twelve-month look-back period. Following SEC qualification of this Offering Circular and the Offering Statement of which it forms a part, which is referred to herein as the Offering Circular and Offering Statement, respectively, and as additional capacity becomes available, we may file one or more post-qualification amendments under Rule 252(f)(2)(ii) to seek qualification of such additional Shares for sale in this Offering. However, we will not sell any additional Shares until the SEC qualifies each corresponding amendment. Prospective investors should also note that we may file offering circular supplements from time to time to raise the price per share in this Offering by up to 20% above the most recently qualified price; provided that any increase exceeding 20% or any fundamental change to the information in a qualified offering circular will require a post-qualification amendment that must be filed with and qualified by the SEC.

To participate in this Offering, you must complete a subscription agreement available through our offering page at invest.energyx.com or www.investinlithium.com, and deposit your investment funds in our non-interest-bearing escrow account with Enterprise Bank & Trust, who we refer to as the Escrow Agent. If we reject your subscription, in whole or in part, or if we accept it but do not conduct a closing of this Offering thereafter due to the termination of the Offering for any reason, the Escrow Agent will promptly return your investment funds without interest or deduction, in accordance with Rule 10b-9 under the Exchange Act. Until a closing occurs, your subscription agreement will remain revocable and your investment funds will be refundable. Once a closing has occurred, your subscription will become irrevocable, your funds will no longer be refundable, and your Shares will be issued. This offering is continuous and ongoing within the meaning of Rule 251(d)(3) of Regulation A, and closings, each of which we refer to as a Closing, and collectively, the Closings, may occur from time to time throughout the term of the Offering to maximize economic efficiency. Notwithstanding the foregoing, we intend to conduct a Closing at least every four to eight weeks following the first Closing.

This Offering will commence within two calendar days of qualification by the U.S. Securities and Exchange Commission or the SEC, and will terminate at the earliest of (a) the date on which we perform a Closing and issue a number of Shares constituting the maximum offering amount in this Offering, as amended from time to time via post-qualification amendment, (b) the date which is three years from the date this Offering is qualified by the SEC, or (c) the date on which this Offering is earlier terminated by us, in our sole discretion. Notwithstanding (b) above, we will file a post-qualification amendment to include the Company’s recent financial statements in accordance with the requirements of Regulation A at least every twelve months after this Offering has been qualified by the SEC. See “Plan of Distribution” for more information.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

We are offering our Shares on a best-efforts basis, meaning there is no guarantee that we will receive any proceeds from the sale of our Shares in this Offering. We have engaged DealMaker Securities LLC, a registered broker-dealer and member of the Financial Industry Regulatory Authority, or FINRA, and its affiliates to provide broker-dealer compliance services, technology, and marketing support in connection with this Offering. See “Plan of Distribution” for more information.

	Price to Public (1)	Underwriting Compensation (2)	Proceeds to Issuer (3)
Per Share	$10.00	$0.30	$9.70
Transaction Fee Per Share	0.15	0.0045	0.1455
Total Cash Value	27,405,000.00	822,150.00	26,582,850
Total Bonus Share Value	2,000,000.00	-	-
Total Maximum Value	$29,405,000.00	$822,150.00	$26,582,850

(1)	There will be a one and one-half percent (1.5%) transaction fee, referred to as the Transaction Fee, that participants in this offering will pay in order to help offset the costs associated with collecting the payment for the sale of our shares in this offering to investors. This transaction fee, and the value of any Bonus Shares sold hereunder, is included in our calculation of the maximum amount we may sell in this Offering pursuant to Regulation A Rule 251(a)(2). See “Plan of Distribution” for more information.

(2)	We will pay DealMaker a maximum cash commission of 3% on (i) the sale of any Shares, and (ii) any Transaction Fee we receive. The amounts set forth in this column exclude $479,000 in additional underwriting compensation we will pay to DealMaker and its affiliates in connection with the services they are providing in this offering. See “Plan of Distribution” for more information. In any event, the amount of compensation we will pay to DealMaker and its affiliates in connection with this Offering will not exceed $1,277,150; provided that such amount is subject to increase upon any later amendment to this Offering in which we increase the number of Shares being offered herein. DealMaker will not receive any commissions on the issuance of Bonus Shares.

(3)	The amounts in this column represents the proceeds we will receive from the sale of Shares in this Offering minus Underwriting Compensation, but does not account for the payment processing expenses, out-of-pocket expenses, or other related service fees. The figures also do not account for other expenses payable by our company in connection with this offering, including costs related to accounting, legal services, printing, due diligence, software, marketing, and selling efforts.

Investing in the Shares involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in the Shares.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, IF YOU ARE NOT AN ACCREDITED INVESTOR, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)I OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The Offering will commence on July 1, 2025

____________________________

Broker-Dealer

DEALMAKER SECURITIES LLC

We are offering our Shares, and soliciting offers to purchase them, only in jurisdictions where such offers and sales are permitted under a continuing offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. You should rely solely on the information contained in this Offering Circular. We have not authorized anyone to provide information different from or in addition to that contained in this Offering Circular. The information presented herein is accurate only as of the date on the cover, regardless of the time of delivery or any sale of our securities. Neither the delivery of this Offering Circular nor any sale of our securities implies that there has been no change in our affairs since the date of this document. This Offering Circular will be updated and delivered as required by applicable federal securities laws. From time to time, we may provide offering circular supplements that update, modify, or replace information included in this document. Any statement contained herein will be deemed modified or superseded to the extent that a subsequent offering circular supplement contains an inconsistent statement. The offering statement includes exhibits that provide additional details about the matters discussed in this Offering Circular. You should read this Offering Circular, any related amendments or supplements, and the exhibits to the offering statement together with the information contained in our periodic filings, including annual, semi-annual, and other reports filed with the SEC. All such documents are available on the SEC’s website at www.sec.gov.

We are responsible for the information contained in this Offering Circular. This document includes industry and market data derived from third-party studies, surveys, and industry publications. These sources typically indicate that the information was obtained from sources believed to be reliable; however, they do not guarantee the accuracy or completeness of such information. The forecasts and projections contained in these materials are based on historical market data and assumptions, and there can be no assurance that any such forecasts will be realized. Industry and market data may be inaccurate or incomplete due to the methodologies used by the original sources and the inherent limitations in collecting and verifying such data. These limitations include the voluntary nature of data collection, gaps in raw data, and the inability to verify all information with absolute certainty. Market and industry information used in this Offering Circular is subject to risks and uncertainties that may change over time and could materially affect actual outcomes. See the section titled “Risk Factors” for more information on these uncertainties. Additionally, other parties applying different methods of data collection or analysis may reach different conclusions.

We use, and may continue to use, various trademarks, trade names, and service marks in our business. For convenience, this Offering Circular may omit the ™, ®, or ℠ symbols when referring to our trademarks or those of others. Such omissions are not intended to indicate any waiver of rights, and we will assert our intellectual property rights to the fullest extent permitted by law. This Offering Circular may also reference trademarks, trade names, or service marks owned by third parties. All such marks are the property of their respective owners, and our use or display of them does not imply any affiliation with, or endorsement or sponsorship by, those owners.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Offering Circular Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	The success of our technology and/or projects, which will require significant capital resources and acceptance of our products by customers including major industry mining, battery, battery components, and battery application related companies in South America, the United States, and/or other territories;

●	The price of our securities, which has been determined by our management and such price may be deemed arbitrary;

●	Our limited resources compared to competitors;

●	Our ability to properly manage our costs;

●	Our ability to scale our products or services to a commercial scale;

●	Acceptance of our technology and products;

●	Our ability to protect our licensed, filed, or fully owned intellectual property and patent rights related to our technology as we develop our business and customer relationships;

●	Our ability to compete and succeed in a highly competitive and rapidly evolving industry;

●	Our limited operating history on which to judge our business plan, technology, and management;

●	Our ability to raise capital and the availability of future financing;

●	Our ability to maintain key personnel to support our technology development and business development activities.

In some cases, you can identify forward-looking statements by terms such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this Offering Circular. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this Offering Circular relate only to events or information as of the date on which the statements are made in this Offering Circular. We do not intend to update or otherwise revise the forward-looking statements in this Offering Circular, whether as a result of new information, future events or otherwise.

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This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Shares. You should carefully read the entire offering circular, including the risks associated with an investment in our company discussed in the section titled “Risk Factors” before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements”. Unless the context otherwise indicates, when used in this Offering Circular, the terms Company, EnergyX, we, us, our, and similar terms refer to Energy Exploration Technologies, Inc. and our wholly owned subsidiaries.

OFFERING CIRCULAR SUMMARY

Overview

We are a multinational energy-technology company. Our mission is to Power the Future™ by delivering breakthrough Direct Lithium-Extraction (DLE) technologies to produce meaningful volume of lithium to the market, as well as other advanced energy-storage solutions that accelerate the world’s transition to sustainable energy. We intend to accomplish this mission by developing and commercializing proprietary DLE technologies that (i) extract and refine hypersaline ground water (known as brine) into battery-grade lithium in larger volumes, with greater efficiencies, at lower cost, minimal water use. and reduced carbon intensity than legacy methods currently in use; (ii) convert lithium chloride from brine resources directly into lithium metal; and (iii) enable next-generation batteries. Our near-term objective is to become a top-tier, vertically integrated lithium supplier, while additionally licensing our DLE technology platform to third-party resource owners.

We were incorporated under the laws of the Commonwealth of Puerto Rico in December of 2018. We currently operate through a holding company structure and three wholly owned subsidiaries: (i) EnergyX Chile SpA, a Chilean corporation formed in January of 2023, to acquire mining tenements in Chile for lithium exploration activities known as Project Black Giant; (ii) EXSO, LLC, a Texas limited liability company formed in December of 2023, to hold our mineral rights and lithium-producing assets in Texas, categorized as Project Lonestar; and (iii) Energy Exploration Technologies Argentina SAU, an Argentine limited liability company formed in March of 2025 to hold and manage potential future operations in Argentina.

Recent Developments

On March 3, 2025, by written consent the Requisite Holders and the Majority Holders (as defined in the Company’s Certificate of Incorporation), approved a Fifth Amended and Restated Certificate of Incorporation allowing a two-for-one forward stock split, provided, that on a pre-split basis, the number of authorized shares of Series B Preferred Stock were reduced from 13,996,591 to 9,358,221, such that post-split the Series B Preferred Stock amounted to 18,716,442; and on a pre-split basis, the number of authorized shares of Common Stock were increased from 138,048,205 to 200,000,000, such that post-split the Common Stock amounted to 400,000,000; resulting in an increase to the Company’s total authorized capital stock from 183,675,260 to 481,977,370 shares.

on March 21, 2025, the Company filed its Fifth Amended and Restated Certificate of Information with the Secretary of State of Puerto Rico. As part of the forward stock split, (A) every one issued and outstanding share of Common Stock was automatically converted into two fully paid and nonassessable shares of Common Stock and (B) every one issued and outstanding share of each series of the Company’s preferred stock automatically converted into two fully paid and nonassessable shares of the same series of the Company’s preferred stock.

Our Industry and Opportunity

The global lithium sector is divided between hard-rock mining operations, concentrated in Australia, Brazil, and China, and brine extraction projects, primarily located in South America’s lithium and various regions in the U.S. Traditional brine operations, which rely on evaporation ponds, achieve lithium recoveries of only approximately 20% to 40%, and face increasing environmental, social, and regulatory scrutiny. First-generation DLE startups, existing lithium producers, integrated oil and gas companies, and legacy mining companies are racing to develop and commercialize alternative lithium recovery technologies to supply the battery materials supply chain for elective vehicle automotive manufacturers. At the same time, dozens of venture-backed companies are pursuing solid-state battery chemistries; however, few, if any, combine upstream lithium production, including the various lithium material derivatives, with downstream battery innovation as we are attempting do.

Global lithium demand is projected to grow from approximately 1 million metric tons of lithium carbonate equivalent in 2024 to between 3 million and 4 million metric tons by 2030, driven by rising electric-vehicle adoption, expansion of grid-scale energy storage, and growth in consumer electronics. Brine resources could meet up to half of this demand, but only if recovery factors improve significantly, creating an estimated $25 billion annual addressable market for DLE services by the end of the decade. Concurrent growth in next-generation battery and lithium-metal battery sectors further expands our downstream market opportunities.

We believe our integrated technology platform, secured resource base, and strategic partnerships uniquely position us to become a leading, vertically integrated supplier of lithium materials and solutions for the rapidly accelerating electrification and energy transition economy.

Our Integrated Technology Platform

We primarily intend to address two systemic bottlenecks in the lithium and battery material supply chain geared towards electrification: (i) the limited recovery rates, high capital intensity, and significant environmental footprint associated with conventional brine-evaporation lithium production; and (ii) the emerging demand for high-purity lithium metal to enable next-generation battery architectures. To achieve these objectives, we will rely on the following lines of business once they are commercialized:

●	LiTAS® Direct Lithium Extraction System. A modular combination of proprietary membranes, solvent-extraction circuits, and ion-adsorption media designed to process virtually any brine chemistry into battery-grade lithium compounds. Pilot plants in Chile and Texas have demonstrated lithium recoveries of 96% or greater, with substantially lower inputs and minimal water consumption as compared to conventional evaporation ponds.

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●	Consumables Manufacturing. We have developed roll-to-roll manufacturing equipment for membrane-fabrication and plan to supply products and other consumables internally, as well as to third-party customers and licensees. Our intellectual property portfolio includes approximately 120 issued or pending patents covering separation media, process configurations, and manufacturing methods.

●	SoLiS™ Battery and Lithium-Metal Program. Building on our LiTAS® nanotechnology, we are developing a direct-brine-to-lithium-metal process and high-energy-density next-generation battery cells. Laboratory efforts have produced thousands of coin and pouch cells, and we expect to initiate pilot-scale lithium-metal production in the near future.

Investors should note, however, that we are a development-stage company with no material revenues to date, and that commercial deployment, or even further advancement in research and development, piloting, or demonstration of our technologies remains subject to additional financing, permitting, and successful scale-up of our current data.

Resource Development Pipeline

Project	Jurisdiction	Status & 2025–2026 Milestones
Black Giant	Near Salar de Punta Negra, Chile	Phase I drilling complete; lithium containing brine confirmed; permitting in progress; demonstration plant under construction and planned for 2025; and pre-feasibility study completed March 2025
Lonestar	Smackover, Texas	Land-option agreements covering ~ 12,500 acres; East-Texas demonstration plant under construction; first land purchase option exercisable 2026
Future Pipeline	Lithium Triangle & global	Screening acquisitions / JVs that pair LiTAS® with high-grade resources

Strategic Partnerships & Customers

●	General Motors (GM). Cornerstone potential customer under a December 2022 Strategic Partnership Agreement granting GM a right of first offer for (i) a percentage of lithium offtake, (ii) portion of project finance and (iii) joint development, plus most-favored-nation pricing on any LiTAS® deployment in its supply chain.

●

POSCO Holdings. Cornerstone strategic partner June 2023 Strategic Partnership Agreement granting POSCO a right of first offer for (i) a percentage of lithium offtake, (ii) portion of project finance, (iii) initial LiTAS® deployment units at cost for first POSCO lithium production, and (iv) most-favored-nation offtake pricing

●	Major Brine Producers. Multiple pilot-scale collaboration programs supply feedstock for laboratory and field tests and constitute a pipeline of prospective LiTAS® licensees.

Corporate Information

Our principal executive offices are located at 1654 Calle Tulipan, Ste 100, San Juan, Puerto Rico 00927, our mailing address is 1624 Headway Circle, Suite #100, Austin, TX 78754, and our telephone number is +1(737) 273-9677. We maintain a website at www.EnergyX.com. Information available on our website is not incorporated by reference in and is not deemed a part of this Offering Circular. Our fiscal year ends December 31. Neither we nor any predecessors have been in bankruptcy, receivership or any similar proceeding.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements);

●	semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

●	current reports for certain material events.

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In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the Shares are ever held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, we will qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 if we have less than $1.07 billion in total annual gross revenues during our last fiscal year. If we qualify as an emerging growth company, we may take advantage of certain reduced reporting requirements and would be relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company we:

●	would not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	would not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly as referred to as compensation discussion and analysis);

●	would not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the say-on-pay, say-on-frequency and say-on-golden parachute votes);

●	would be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	would be able to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

●	would be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

If such qualifications become necessary, we intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase- in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or at such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700,000,000 in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions may also be available to us if we qualify, if listed, as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure.

Controlled Company

Teague Egan, our Founder and Chief Executive Officer, beneficially owns 122,647,994 Shares, consisting of: (i) 77,962,500 shares of Common Stock, (ii) 42,000,000 shares of Founders 1 Preferred Stock, par value $0.01 per share (convertible into common stock, and voting together with our outstanding common stock, on a 1-to-1 basis), (iii) 2,086,092 shares of Series A Preferred Stock, par value $0.01 per share (convertible into common stock, and voting together with our outstanding common stock, on a 1-to-1 basis), (iv) 599,402 shares of Series B Preferred Stock, par value $0.01 per share (convertible into Shares, and voting together with our outstanding common stock, on a 1-to-1 basis). As a result of his beneficial ownership, Mr. Egan is entitled to cast 122,647,994 votes in any matter which our common stockholders are entitled to vote on (subject to certain stockholder agreements which he is a party to), representing approximately 63.76% of the voting power of our outstanding capital stock prior to this Offering. Following the completion of this Offering, Mr. Egan will continue to beneficially own substantially the same number of Shares and maintain a majority of the voting power of our company. As a result, we may elect to be treated as a “controlled company” under the corporate governance standards of a U.S. national securities exchange if we seek a listing of our Shares. As a controlled company, we would not be required to comply with certain corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors and that the company maintain fully independent nominating and compensation committees. Although we may voluntarily comply with some or all of these corporate governance requirements, we are not obligated to do so and could in the future determine not to comply.

Additionally, investors purchasing Shares in this Offering will have very limited ability to influence or direct the company’s management, operations, or policies due to Mr. Egan’s continuing majority ownership of our capital stock and voting power thereof. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — Our Founder and Chief Executive Officer, Teague Egan, will control a majority of the voting power following this Offering, limiting your ability to influence or direct company decisions” and “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — Our Founder and Chief Executive Officer, Teague Egan, has significant control over our company through his share ownership and certain stockholder agreements, making it difficult to remove him from his positions” for more information.

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An investment in our securities involves a high degree of risk, including the risks summarized below and described further in “Risk Factors”. You should carefully consider the risks set forth in “Risk Factors” before deciding to participate in this Offering.

SUMMARY RISK FACTORS

Risks Related to Our Business and Industry

●	We have little operating history on which to judge our business prospects and management.

●	Rapid business expansion may place strains on our company.

●	We are heavily reliant on key personnel.

●	Our financial situation creates substantial doubt whether we will continue as a going concern.

●	We may need to raise additional capital on unfavorable terms or in down rounds, which could dilute existing investors and adversely affect our operations.

●	Our technology has yet to be demonstrated at scale.

●	Volatility in lithium prices, evolving market demand, and the emergence of substitute technologies may impair the commercial viability of our technology and projects.

●	The lithium and battery industry may not welcome innovative technology.

●	Our business strategy is dependent on developing breakthrough technology, as well as mining projects and mineral properties.

●	Exploration and development of natural resources is inherently risky.

●	The economic viability of mineral deposits is difficult to assess accurately through feasibility studies.

●	Estimates of mineral resources are uncertain.

●	The tenure of mining properties depends on certain economic commitments.

●	Acquiring title to land and mineral rights is expensive and may not be accurate.

●	The cost of decommissioning and reclamation of project sites shall likely be borne by Company.

●	Significant long-term changes in battery storage and electric vehicle demand, and the overall industry could adversely impact our business.

●	If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

●	We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful and have a material adverse effect on the success of our business.

●	We may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Risks Related to Government Regulation

●	We may be affected by regulation of mining operations in South American Salars.

●	We will face risks associated with conducting business with counterparties in South America.

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●	Our business is subject to government regulation and policy over which we have no control.

●	Compliance with mining regulations will take significant effort and cost.

Risks Related to This Offering and Ownership of Our Shares

●	Our executive officers, directors, major stockholder and their respective affiliates will continue to exercise significant control over our company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

●	We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively.

●	There is no existing market for our Shares, and investors cannot be certain that an active trading market will ever exist or a specific market-based share price will be established.

●	Since we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their stock in order to obtain a return on their investment.

●	If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Company.

●	If we become subject to regulations governing investment companies, broker-dealers, or investment advisers, our ability to conduct business could be adversely affected.

●	The proxy provision in our subscription agreement grants our Chief Executive Officer broad authority to vote your Shares, which could result in decisions contrary to your preferences.

●	The market stand-off provision in the subscription agreement for our Shares could restrict your ability to sell your Shares for at least 180 days after a public-market transaction and may be imposed without your direct consent.

●	You will incur immediate and substantial dilution as a result of this Offering.

●	There has been no independent valuation of our Shares, which means that such Shares may be worth less than the price per share in this Offering.

●	Future issuances of blank-check preferred stock could further dilute the voting power of our common stockholders and make it harder for you to influence corporate matters.

●	Transfers of common stock are subject to discretionary board approval, which may limit the liquidity of your Shares.

●	Our common stockholders have only limited voting power and cannot on their own block or approve most corporate actions.

●	Our subscription agreement provides that the state and federal courts located within the geographical boundaries of Puerto Rico will be the exclusive venue and forums for disputes arising out of the subscription agreement, which could limit our investors’ ability to obtain a favorable judicial venue and forum for disputes with us.

●	Our Founder and Chief Executive Officer, Teague Egan, will control a majority of the voting power following this Offering, limiting your ability to influence or direct company decisions.

●	Our Founder and Chief Executive Officer, Teague Egan, has significant control over our company through his share ownership and certain stockholder agreements, making it difficult to remove him from his positions.

●

Certain investors who participated in our prior offering under Tier II of Regulation A purchased Shares between September 27, 2024 and October 3, 2024 may hold a statutory recision right if it is ultimately determined that those sales had discrepancies with compliance.

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THE OFFERING

Shares Offered:	Up to 2,700,000 shares of Common Stock, par value $0.01 per Share.
Bonus Shares Offered:

We have reserved a fixed pool of 200,000 Shares for issuance in this Offering at no additional cost. The Bonus Shares will be issued on a strict first-come, first-serve basis beginning with the first sale of Shares in this Offering and are available to qualifying investors whose investments are closed on before the Bonus Share reserve is depleted. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The Bonus Share reserve is limited and may be exhausted before some eligible investors receive any Bonus Shares” and “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — If you do not qualify for Bonus Shares, the net tangible book value per share of the common stock you purchase will be diluted more than the Shares purchased by investors who do qualify” for more information.

Under our Bonus Share program, we will issue 20% Bonus Shares (i.e., one Bonus Share for every five Shares purchased) to any Qualifying Investor who:

(i)      is an existing shareholder of the Company; or

(ii)    who purchases at least $5,000 Shares in this Offering.

The maximum bonus available to any Qualifying Investor in this Offering is 20%, irrespective of whether that investor qualifies for Bonus Shares under more than one of the prior categories. See “Plan of Distribution — Bonus Share Program” for more information.

While Bonus Shares will be issued to investors in this Offering for no additional consideration, these Bonus Shares are valued at the purchase price of our Shares in this Offering for purposes of calculating the maximum amount we may raise according to Rule 251(a)(2) of Regulation A.

Offering Price; Minimum Investment:

The price per Share in this Offering is $10.00 (exclusive of the Transaction Fee investors will pay to help us offset the Investor Transaction Fees and costs of performing this Offering) for gross proceeds of up to $27,000,000.

The minimum amount you may invest in this Offering is $1,000 for 100 Shares, exclusive of any Transaction Fee, and any additional purchases must be made in increments of at least $10. However, we reserve the right to waive this minimum in our sole discretion.

Shares of Common Stock Outstanding Immediately Before the offering (1):	110,437,192 Shares.

Shares of Common Stock Outstanding Immediately After the offering (1), (2):	113,337,192 Shares.

Use of Proceeds:	We plan to use the net proceeds of this Offering for general capital expenditures, operating expenditures, marketing, personnel and other corporate purposes. See “Use of Proceeds” for more information.

Investor Suitability Standards:	This Offering is open to U.S. residents and to non-U.S. persons except where participation would be unlawful or prohibited by U.S. sanctions. Each investor must be at least 18 years of age, or the age of majority in the investor’s jurisdiction of residence and have the legal capacity to enter into a binding agreement. All investors must pass customary anti-money-laundering, know-your-customer, Office of Foreign Assets Control, and other required background screening prior to acceptance of their subscription. The maximum amount an investor may invest in our Shares in any twelve-month period depends on their status as an accredited investor, as that term is defined in Rule 501(a) of Regulation D, promulgated under the Securities Act. Specifically:

●	Accredited Investors: No investment limitation.

●	Non-Accredited Natural Persons: The greater of 10% of (i) your annual income or (ii) your net worth, each calculated together with your spouse or spousal equivalent and excluding the value of your primary residence.

●	Non-Accredited Entity: 10% of the greater of (i) the entity’s annual revenue or (ii) its net assets at fiscal year-end.

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These investor-suitability standards are subject to periodic review and may be amended to reflect changes in Regulation A, sanctions regimes, or internal company policies.

Escrow Account:	Until we perform a Closing, your investment funds will be held in our escrow account with Enterprise Bank & Trust, our Escrow Agent for the Offering. See “Plan of Distribution” for more information.

Regulation A Offering Limitations:

Regulation A Rule 251(a)(2) limits us to an aggregate of $75,000,000 (including the value of the Bonus Shares issued in this Offering, valued at the $10.00 Offering price) in any rolling twelve-month period during the three years following qualification of this Offering, meaning that the maximum dollar amount of additional Shares we may offer under Regulation A will increase over time as prior sales fall outside the applicable twelve-month look-back period. Following SEC qualification of this Offering Circular and the Offering Statement of which it forms a part, which is referred to herein as the Offering Circular and Offering Statement, respectively, and as additional capacity becomes available, we may file one or more post-qualification amendments under Rule 252(f)(2)(ii) to seek the qualification of such additional Shares for sale in this Offering. However, we will not sell any additional Shares until the SEC qualifies any such amendment.

Prospective investors should also note that we may file offering circular supplements from time to time to raise the price per Share in this Offering by up to 20% above the most recently qualified price; provided that any increase exceeding 20% or any fundamental change to the information in a qualified offering circular will require a post-qualification amendment that must be filed with and qualified by the SEC.

This Offering will terminate at the earliest of (a) the date on which we perform a Closing and issue a number of Shares, constituting the maximum offering amount in this Offering, as amended from time to time via post-qualification amendment or offering circular supplement, (b) the date which is three years from the date this Offering is qualified by the SEC, or (c) the date on which this Offering is earlier terminated by us, in our sole discretion. Notwithstanding (b) above, we will file a post-qualification amendment to include the Company’s recent financial statements in accordance with the requirements of Regulation at least every twelve months after this Offering has been qualified by the SEC. See “Plan of Distribution” for more information.

Risk Factors:

Investing in our Shares involves a high degree of risk. Each investor should be able to bear a complete loss of their investment and should carefully consider risks associated with our business and this Offering of Shares before deciding to invest. See “Risk Factors” for more information.

Secondary Market Public Trading:

There has not been a public market for our Shares prior to this Offering. Following the completion of this Offering, we may apply for the listing of our Shares on a secondary market trading platform. However, we cannot offer any assurance that our Shares will be listed or quoted on any marketplace, or that a public market for our Shares will ever develop. See “Risk Factors — Risks Related to this Offering and the Ownership of Our Shares — There is no existing market for our Shares, and investors cannot be certain that an active trading market will ever exist or that a specific market-based share price will be established.” for more information.

Transfer Agent:	The transfer agent and registrar for our common stock is DealMaker Shareholder Services, a division of Dealmaker.

(1)	On March 3, 2025, by written consent the requisite Holders and the Majority Holders (as defined in the Company’s Certificate of Incorporation), approved a Fifth Amended and Restated Certificate of Incorporation allowing a two-for-one forward stock split, provided, that on a pre-split basis, the number of authorized shares of Series B Preferred Stock were reduced from 13,996,591 to 9,358,221, such that post-split the Series B Preferred Stock amounted to 18,716,442; and on a pre-split basis, the number of authorized shares of Common Stock were increased from 138,048,205 to 200,000,000, such that post-split the Common Stock amounted to 400,000,000; resulting in an increase to the Company’s total authorized capital stock from 183,675,260 to 481,977,370 shares. See “Description of Securities” for more information.

(2)	The number of shares of Common Stock outstanding immediately following this Offering excludes:

●	30,000,000 Shares originally reserved under our 2019 Equity Incentive Plan, of which 16,767,338 Shares remain outstanding as of the date of this Offering Circular, are subject to vesting schedules, and are exercisable at prices ranging from $0.008 to $0.0255 per share;

●	57,246,454 Shares of Common Stock reserved for issuance under our 2021 Equity Incentive Plan, of which 34,421,783 Shares are issuable pursuant to outstanding awards as of the date of this Offering Circular, subject to vesting schedules, and exercisable at prices ranging from $0.0255 to $1.54 per share. This reserve consists of (i) an initial base of 50,842,680 Shares, (ii) 6,403,774 Shares transferred from the 2019 Equity Incentive Plan upon the adoption of the 2021 Plan, and (iii) additional Shares added to the reserve as awards granted under the 2019 Plan expire, terminate, are canceled, or are forfeited and subsequently transferred to the 2021 Plan reserve; and

●	the 75,000 Shares issuable upon exercise of a warrant.

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An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this Offering Circular, before purchasing our securities. We have listed below, not necessarily in order of importance or probability of occurrence, what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

RISK FACTORS

Risks Related to Our Business and Industry

We have little operating history on which to judge our business prospects and management.

The Company was incorporated on December 18, 2018 and has little history of revenues, technology development, equipment sales or commercial operations related to battery materials or lithium and mineral extraction or production operations. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that the Company will achieve or sustain revenues, cash flow, or profitability. The Company’s prospects must be considered considering the risks encountered by companies in the early stage of research and project development. Future operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources such as the contemplated offering, our ability to develop and market new products, acquire customers, develop extractive technologies, control costs, and other general economic conditions. We cannot assure that the Company will successfully address any of these risks.

Our financial situation creates substantial doubt whether we will continue as a going concern.

Since inception, the Company has generated limited revenues, but has incurred substantial losses during its development phase, and had an accumulated deficit of $54,152,119 as of December 31, 2024, and $33,382,207 as of December 31, 2023. Further, we expect to incur a net loss in the foreseeable future, primarily as a result of increased operating expenses related to the deployment of pilot plants, demonstration plants, manufacturing and scaling equipment, in-field project and resource development such as drilling wells at both Project Black Giant and Project Lonestar, and the operations necessary to reach commercialization. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this Offering or additional financing through private placements, public offerings, bank financing, and/or other various financings necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings, and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available due to changing market conditions among various other factors, or if available, will be on acceptable terms. These conditions represent material uncertainties that may cast substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

Failure to properly manage costs may have an adverse impact on us.

Managing costs is a complex undertaking. Even if the Company carries out well-considered, planned, and executed strategies, the Company may not be able to achieve the efficiencies, savings, or timetable anticipated. Expected efficiencies, savings, and benefits may be delayed or not realized at all, and Company operations and business could be disrupted. We may experience unanticipated negative net operating cash flows. Excessive use of cash to fund operations may necessitate significant changes to cost structures if we are unable to raise our revenue base to the levels necessary to fund our ongoing operations. If it became necessary to undertake cost reduction initiatives, such initiatives could place a burden on Company management, systems, and resources. Generally, increasing dependence on key persons and reducing functional back-ups, will lessen Company’s ability to retain, train, supervise and manage employees effectively, and to respond timely and effectively to unanticipated issues. Insufficient funds could require the Company to, among other things, terminate key employees, which could in turn, place additional strain on any remaining employees, and could severely disrupt the Company business, including the ability to grow and expand. If we are unable to manage costs, lose key persons or employees, or are unable to attract and properly train new employees, Company operations and financial results could be adversely affected. The Company could fail in the event our access to capital is limited because of substandard performance.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

As our Company matures, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to, or report on management’s assessment of our internal controls over financial reporting, may have an adverse impact on the price of our Shares.

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Our business strategy is dependent on developing breakthrough technology, as well as mining projects and mineral properties.

The Company’s business strategy depends in large part on developing Project Black Giant in Chile, Project Lonestar in East Texas, and additional mineral properties either targeted or under consideration, into commercially viable mines and processing facilities, as applicable. Whether a mineral deposit will be commercially viable depends on numerous factors, including but not limited to: (i) the particular attributes of the deposit, such as resource size, grade, extraction viability using novel technology, and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral resources and mineral reserves, environmental protection and capital and operating cost requirements. The capital expenditures and time required to develop Project Black Giant, Project Lonestar, and additional mineral properties, are significant and the Company has not yet secured funding that it believes will be sufficient to cover the entirety of its share of capital expenditure obligations for the development of those resources or projects. Accordingly, there can be no assurance that the Company will ever develop any of the projects or properties. If the Company is unable to develop all or any of its projects and properties into a commercial operating mine or processing facility, as applicable, its business and financial condition will be materially adversely affected.

We may face difficulty in scaling up our product to a commercial scale.

While the Company’s core technology has shown significant promise at the laboratory scale in a controlled environment, a number of scaling steps, including but not limited to, further real-world testing and in-field pilot and demonstration plant testing, are necessary before the technology will be available for commercialization. Critical scaling steps include confirming the stability of key chemical components and the expected useful life of various consumables. There is no guarantee that the Company’s direct lithium extraction technologies will maintain certain properties, including, but not limited to, mechanical or thermal stability during the scaling process, or perform at scale with similar results to laboratory and pilot testing thus far. Any delay in achieving key scaling milestones consistent with anticipated technology, economic, and environmental benefits could have a material adverse effect on the Company’s business and financial condition. There is no guarantee that the Company’s core technology will be available for commercialization in the near future, or at all.

Rapid business expansion may place strains on our company.

We anticipate growing the business rapidly in the next several years. Rapid growth will place strains upon management, administrative, operational, and financial infrastructure. The Company’s success will be dependent upon efforts to attract, retain, train, and develop qualified salespeople, managers, engineers, operators, and other staff. If we are not able to manage growth and expansion while maintaining safety and quality of service, the Company’s business will suffer. There is no guarantee that we will be able to grow the business in the anticipated time frame or at all.

We are heavily reliant on key personnel.

The Company’s technology development, customer acquisition, and commercial implementation will depend on the efforts of key management, including but not limited to, our founder and Chief Executive Officer Teague Egan, President of Lithium in South America, Juan Carlos Barrera, Chief Technology Officer Amit Patwardhan, and other key leadership or C-Suite personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company’s business. Further, with respect to the future development of the Company’s technology and products, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside the Company’s control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect EnergyX’s ability to employ the specific personnel required. Due to the relatively small size of EnergyX, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company’s business, results of future operations and financial condition. Moreover, EnergyX does not currently intend to take out ‘key person’ insurance in respect of any key personnel, directors, officers, or other employees.

If we become involved in litigation, our operations and prospects may be adversely affected.

While currently not involved in any active litigation, in the ordinary course of the Company’s business, it may become party to new litigation or other proceedings in local or international jurisdictions in respect of any aspect of its business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, the Company’s stock price, failure to comply with disclosure obligations or labor disruptions at its project sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. If EnergyX is unable to resolve potential disputes favorably, it may have a material adverse impact on the ability of EnergyX to carry out its business plans. Litigation may be costly and time-consuming and can divert the attention of management and key personnel from the Company’s operations and, if adjudged adversely to the Company, may have a material and adverse effect on the Company’s cash flows, results of operations and financial condition.

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General market uncertainty could adversely impact our business.

Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for alternative lithium production and refinery technology is particularly difficult due to a number of factors, including limited available information and the rapid evolution of the market. In addition, even if the markets in which we compete meet or exceed size estimates, the Company could fail to grow in line with forecasts, or at all, and we could fail to increase revenue or market share. Company growth and ability to serve a significant portion of our target markets will depend on many factors, including success in executing business strategy, which is subject to many risks and uncertainties, including the other risks and uncertainties described elsewhere in this disclosure.

Volatility in lithium prices, evolving market demand, and the emergence of substitute technologies may impair the commercial viability of our technology and projects.

Our business is highly dependent on the market for lithium-based products, particularly lithium-ion batteries used in electric vehicles and energy storage systems. Although these markets are projected to grow, their actual adoption rates are uncertain and subject to change. If market growth fails to meet expectations, demand for lithium may decline, undermining the commercial potential of our projects, products, services, or technology. In addition, the lithium market is exposed to frequent and unpredictable price fluctuations driven by factors beyond our control, including global economic trends, currency exchange rates, interest rates, speculative activity, regulatory developments, and shifts in production and consumption patterns. The discovery of new lithium sources may increase global supply, placing downward pressure on prices and inviting additional competition. Subsidies from governments in foreign countries may place downward pressure on global prices undercutting economically viable cost and economic structures. Even where commercial quantities of lithium are identified, there is no guarantee of a profitable or stable market. Pricing also depends on the quality, purity, and consistency of lithium products, and failure to meet battery-grade specifications could limit customer acceptance and reduce expected revenues. Moreover, substitution risks, such as the adoption of alternative materials or battery technologies like sodium-ion, could reduce lithium demand. Collectively, these factors may negatively affect our ability to develop viable or economic operations, secure customers, or achieve adequate returns on investment, which could materially and adversely impact our business, financial condition, and share value.

Significant long-term changes in battery storage and electric vehicle demand, and the overall industry could adversely impact our business.

The battery storage and electric vehicle landscape is evolving at an increasingly fast pace as a result of factors including new dynamic start-up entrants, significant research and development, technology advancements, industry consolidation, climate change awareness and climate change activism. The battery storage and electric vehicle landscape is changing rapidly with new start-up entities working in the industry. These start-up operations, as well as long -term industry incumbent operations, will impact the pace of change and direction of the industry to meet customer demand. These start-ups have been able to attract significant capital in the United States and foreign markets to expand the time and resources spent on research and development in this industry. The capital resources are being supplied by venture capital markets as well as from long -term industry players that are investing in new technology to gain a competitive advantage. The change from the internal combustion engine to electric vehicles has placed market and competitive pressure on the major automotive industry players. This competitive pressure has resulted in mergers and acquisition of new technology and innovation. It is expected that the industry will continue to see consolidation of these smaller start-up players as the market recognizes the technology shift and acceptance of the transition away from internal combustion engine to electric vehicles. Some of these major industry players and competitors have greater total resources or are state supported, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. The advancement and adoption of technology and innovations in battery storage and EV markets, and across the value chain, has increased and is expected to further accelerate as pressures from consumer preference and governments evolve. While the battery storage and electric vehicle space seemingly has exponential demand for the coming decades, that demand wanes and those projections may shift. Long term projections rarely prove correct, and a variety of factors including but not limited to less battery demand than projected could adversely impact the demand for lithium, and thus the demand for EnergyX products, services, and technology.

The prospective impact of potential climate change on our operations and those of our customers remains uncertain. Some scientists have suggested that the impacts of climate change could include changing rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels, and that these changes could be severe. These impacts could vary by geographic location. These factors as well as other factors affecting long-term demand for battery storage and EV could adversely impact our strategy, demand for critical battery materials including lithium and financial performance.

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Exploration and development of natural resources is inherently risky.

Exploring and developing natural resource projects bears high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted, such that it is neither feasible nor practical to proceed. Natural resource exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of natural resources, any of which could result in work stoppages, damage to property, and possible environmental damage. If any of the Company’s exploration programs are successful, there is a degree of uncertainty attributable to the calculation of resources and corresponding grades and in the analysis of the economic viability of future mine development and mineral extraction. Until actually extracted, processed, and refined, the quantity of lithium resources, reserves and grades must be considered as estimates only. In addition, the quantity of resources and reserves may vary depending on commodity prices and various technical and economic assumptions. Any material change in quantity of resources, reserves, grade or recovery ratio, may affect the economic viability of the Company’s properties. In addition, there can be no assurance that results obtained in small-scale laboratory tests, pilot plants, or demonstration plants will be duplicated in larger scale tests under on-site conditions or during production.

The economic viability of mineral deposits is difficult to assess accurately through feasibility studies.

Feasibility studies, such as a prefeasibility study (PFS) and a definitive feasibility study (DFS), are used to determine the economic viability of a mineral deposit. Many factors are involved in the determination of the economic viability of a deposit or project, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades to be mined, the configuration of the resource body, ground and mining conditions, expected recovery rates of the resource, and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the Project Black Giant PFS or anticipated Project Lonestar PFS will be correct or that Project Black Giant or Project Lonestar will produce profitable operating mine(s). If a mine is developed, actual operating results may differ from those anticipated in the Project Black Giant PFS or anticipated Project Lonestar PFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures. Neither Project Black Giant nor Project Lonestar have a DFS yet, and a DFS may never be commenced.

There is no assurance that the preliminary conclusions set forth in the Project Black Giant PFS will be realized within the projected timeframe or in accordance with the PFS’s assumptions.

The Project Black Giant PFS, received by the Company in March 2025, contemplates a two-stage modular development approach that, if fully implemented, is expected to have the capacity to produce an aggregate 52,500 tpa of battery-grade lithium carbonate equivalent, or LCE, using our direct lithium extraction, or DLE, technology at Salar de Punta Negra. Although the PFS incorporates encouraging design parameters—including an estimated lithium recovery rate of approximately 96 percent, capital expenditure estimates placing the project near the lower end of the global cost curve, and pilot-scale results supporting anticipated commercial scalability, the PFS remains preliminary in nature and includes Inferred mineral resources that have not been defined as Mineral Reserves.

Because the PFS relies on various assumptions regarding brine grades, capital and operating costs, lithium pricing, discount rates, and other key inputs, it is subject to change as new information becomes available and further analyses are conducted. Even with contemporary data and pilot-scale testing results, factors such as resource quality variability, greater-than-anticipated capital expenditure increases, unexpected permitting delays, cost overruns, or unforeseen changes in environmental and regulatory regimes could materially affect our ability to achieve the economic returns and production expectations described in the PFS. In particular, if the feed-brine grade is lower than expected or other technical parameters deviate from the PFS assumptions, the actual costs of development or the timetable for achieving commercial production may exceed current estimates.

Furthermore, additional infill drilling and the upgrading of Inferred resources to Measured and Indicated categories will likely be required as Project Black Giant advances toward a definitive feasibility study. These workstreams may reveal information that necessitates updating the resource model, further engineering revisions, or modified assumptions regarding the DLE process. Consequently, despite the Company’s intention to advance to the next stages of feasibility and engineering, there are no guarantees that we will successfully obtain all required permits, secure project financing on satisfactory terms, or otherwise maintain the schedule set forth in the PFS. If we are unable to achieve commercial production in the manner anticipated—or at all—or if operating costs increase beyond projected levels, our business prospects, financial condition, and results of operations could be adversely affected. Investors should not place undue reliance on projections and other forward-looking statements found in the PFS, as any changes to resource characterization, technology performance, or market conditions may materially alter the project’s economics and feasibility.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information.

We have devoted substantial resources to the development of our intellectual property and proprietary rights. To protect our intellectual property and proprietary rights, we rely in part on confidentiality and non-disclosure agreements with our employees, licensees, independent contractors, and other advisors, agents, and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights or remedies against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain intellectual property and trade secret protection could adversely affect our competitive business position.

Shifting global dynamics may result in a prolonged delay in the transition to battery storage and electric vehicle adoption.

Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions, increased price competition, or a significant change in production or consumption trends, could lead to a sustained environment of reduced demand for critical material related to battery storage and electric vehicles. The battery storage and electric vehicle market is subject to intense price competition from both domestic and foreign sources, including state-owned and government-subsidized entities. Critical minerals including lithium carbonate and lithium hydroxide used to produce batteries for energy storage and for EV’s are a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies and global trade. Periods of high demand, high-capacity utilization, and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and capacity utilization and realized selling prices for these critical materials to decline, resulting in possible reduced profit margins. Competitors and potential new entrants in the markets for the critical minerals have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions changes in such conditions or other factors may cause delays or cancellation of some of these ongoing or planned projects or result in the acceleration of existing or new projects, is uncertain. Future growth in demand for our products may not be sufficient to absorb excess industry capacity. We are impacted by global market and economic conditions that could adversely affect demand for critical battery related minerals or increase prices for, or decrease availability of, energy and other resources necessary to produce these minerals.

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Additional shifting global dynamics may include rising incomes in developing countries, the relative value of the US dollar and its impact on the importation of critical minerals and battery related material, foreign mining policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies of foreign governments, trade wars and measures taken by governments which may be deemed protectionist, as well as the laws and policies affecting foreign trade and investment. Furthermore, some customers require access to credit to purchase mining and processing equipment and a lack of available credit to customers in one or more countries, due to this deterioration, could adversely affect the demand and supply markets across the world.

We may be subject to risks related to acquisitions and integration of those acquisitions, which may not be successful.

From time to time, it can be expected that EnergyX will examine opportunities to acquire additional technology, processing capabilities, and/or assets and businesses. Any acquisition that EnergyX has completed or may choose to complete in the future may be of a significant size, could require significant attention by the Company’s management, may change the scale of the Company’s business and operations, and may expose EnergyX to new geographic, political, operating, financial, and country risks. The Company’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of EnergyX. Any acquisitions would be accompanied by risks. There can be no assurance that EnergyX would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that EnergyX would be able to successfully integrate the acquired business into the Company’s pre-existing business, or that any such acquisition would not have a material and adverse effect on EnergyX.

The lithium and battery industry may not welcome innovative technology.

We will be introducing a substantially new technology to an industry for use in large-scale projects that has been primarily reliant on well established, albeit inefficient, technologies to date. The timing of acceptance, including any delays in negotiating pricing mechanisms with customers and users of the technology and associated production and cost benefits, is uncertain. Slower than anticipated acceptance could have an impact on the Company’s projections, cash flow, cash reserves, and all forward-looking statements. The Company, in addition to revenues from the sale of lithium, or of plant and equipment, anticipates generating a significant amount of revenues from a technology licensing or production type fee based on the amount of lithium materials produced and sold by the customer using our technology, or end-user over a number of years. There is no assurance that customers will accept a recurring production-based form of compensation nor its duration.

Our technology has yet to be demonstrated at scale.

The Company is researching and developing various proprietary technologies, which offer innovative lithium extraction and processing methods, but have not yet been used in commercial or even demonstration scale operations. To mitigate this risk, and assess their viability, the Company is in the process of constructing demonstration plants focused on evaluating different technological approaches for extracting lithium from brine. The demonstration plant serves as a platform for proof-of-concept and definitive feasibility studies for commercialization. Despite these risk-mitigation steps, there are inherent uncertainties associated with the adaptation of novel technologies to commercial scales. These uncertainties include, but are not limited to, effectiveness in process chemistry, scale efficiencies of recovery, throughput capacity, and cost-effectiveness of scaled production. Additionally, the experimental nature of the Company’s diverse technological portfolio could lead to unanticipated complications. These might include unexpected costs, revisions in process chemistry and engineering, and other unforeseen circumstances. Such uncertainties could result in delays in the development of projects, or in increases in estimated capital or operational expenditures. These factors could materially and adversely affect the progression and commercial viability of any project undertaken by the Company.

The tenure of mining properties may depend on certain economic commitments.

The Company’s current and prospective mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

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Acquiring title to land and mineral rights is expensive and may not be accurate.

The acquisition of title to mining rights or resource properties is a detailed and time-consuming process. The Company may acquire an interest in its properties through land use permits and/or mineral leases. Title to, and the area of, the properties may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the property in which the Company may have an interest, including concessions which, if successful, could result in the loss or reduction of the Company’s interest in the property or mining rights. Although the Company has taken steps to verify the title to the resource properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).

No assurance can be given that title rights will not be revoked, or significantly altered, to the Company’s detriment.

There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. There is no assurance that uncertainties related to title rights will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flow, earnings, results of operations and financial condition. Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities. Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in any jurisdictions in which title or other rights are claimed by Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by Indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Conflicts of interest may arise which could negatively affect operations.

The Company’s directors and officers are or may become directors or officers of other companies, mineral resource companies, or reporting issuers, or may acquire or have significant shareholdings in other mineral resource companies. To the extent that such other companies may participate in ventures in which the Company may participate or wish to participate, the directors and officers of the Company may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. In determining whether the Company will participate in a particular program and the interest to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. The Company’s procedures or mechanisms to deal with conflicts of interest may not be adequate and could negatively affect operations.

Estimates of mineral resources are uncertain.

Lithium and mineral resource estimates completed internally, by our consultants, or our customers at the various mining locations are largely based upon estimates made by customer personnel and independent geologists and qualified persons. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work. The estimation of lithium and mineral resources may be materially affected by unforeseen geological circumstances including but not limited to environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues. As a result of the foregoing, there may be material differences between actual and estimated mineral reserves, which may impact the viability of the Company’s revenue estimates and have a material impact on EnergyX.

Production processing can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected work interruptions. Any material change in quantity of mineral resources, mineral reserves, and grades may also affect the economic viability of any project undertaken by EnergyX. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot or laboratory tests will be duplicated in a larger scale test under on-site conditions or during full production. To the extent that EnergyX is unable to process brine resources as expected and estimated, the Company’s business may be materially and adversely affected.

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Construction costs and timelines are unpredictable and may economically impact the business.

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate material required for construction, availability and performance of contractors and suppliers, inflation, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues. Each of these risks could materially impact and adversely affect the Company’s financial position.

We may not maintain adequate insurance for our needs.

The Company’s business is generally subject to a number of risks and hazards, including but not limited to, adverse environmental conditions, environmental contamination, liabilities arising from historic operations, accidents or spills, industrial and transportation accidents, which may involve hazardous materials, industrial accidents, labor disputes, unusual or unexpected work conditions, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, natural phenomena such as inclement weather conditions, and floods and earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods. Such occurrences could result in damage to mineral processing equipment, technology, and/or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, monetary losses and possible legal liability and adverse governmental action. These factors could all have an adverse impact on the Company’s future cash flow, earnings, results of operations and financial condition.

Although EnergyX may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. EnergyX may also be unable to maintain insurance in certain territories to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of processing and production is not generally available to EnergyX or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which EnergyX may elect not to insure against because of premium costs or other reasons. Losses from these events may cause EnergyX to incur significant costs that could have a material adverse effect on its financial performance, future cash flows, earnings, results of operations and financial condition.

The Company’s reputation in the community could adversely impact its business.

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or the Company’s exploration or development activities specifically, could have an adverse effect on the Company’s reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

The Company may need to acquire certain surface rights for its activities.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are local populations or landowners, it is necessary to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

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We may be subject to currency rate risk.

EnergyX’s reporting currency is the dollar of the United States of America, which is exposed to fluctuations against other currencies. EnergyX’s primary operations are located in North America and South American, specifically the countries Chile, Argentina, and Bolivia, where expenditures and obligations are incurred in the country’s local currency. As such, EnergyX results of operations are subject to foreign currency fluctuation risks, and such fluctuations may adversely affect the financial position and operating results of EnergyX. The Company has not undertaken to mitigate transactional volatility in the United States dollar to these foreign currencies at this time. EnergyX may, however, enter foreign currency forward contracts in order to match or partially offset existing currency exposures and contract for payment is US currency to limit its ongoing exposure to foreign currency fluctuations.

Our business and operations are affected by global financial conditions.

Recent global financial conditions have been characterized by increased volatility and limited access to public and private financing, particularly for junior mineral exploration companies. The matters could negatively impact our ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. If such conditions continue, our operations could be negatively impacted.

Our business and operations are affected by the commodities markets.

The future revenue generated from EnergyX’s technology, its financial results, and its access to the capital required to finance its research and development and operating activities may in the future be adversely affected by declines in the price of lithium carbonate and lithium hydroxide and other lithium materials in the world market. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of minerals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation of global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of lithium carbonate, lithium hydroxide and other battery grade lithium materials, the market price of EnergyX securities may decline and the Company’s operations may be materially and adversely affected.

We are subject to political risk in US and non-US jurisdictions.

We may be subject to political and geopolitical risks. The stability of the domestic and foreign governments where EnergyX will conduct its primary operations are uncertain due to ongoing elections, political unrest, corruption, outside foreign influence, changing geo-political action, and the needs and priorities of its citizens. Changes in the political environment and stability of government officials may cause an adverse impact our ability to continue operations, the pricing and margins achieved from those operations, and our ability to continue operations on an ongoing basis. EnergyX’s operations may be based on contracts or agreements signed with the foreign governments or its state-owned operators that could be renegotiated or terminated with a change in the controlling political party that would adversely affect our operations, revenue, and profit margins to be achieved in the future.

Our employees, consultants and third-party providers could engage in misconduct that materially adversely affects us.

Our employees, consultants and third-party providers could engage in misconduct that materially and adversely affects us. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, if any of our employees, consultants or third-party providers were to engage in or be accused of misconduct, we could be exposed to legal liability, incur substantial costs, or our business and reputation could be adversely affected, and we could fail to retain key employees.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Our business and operations could be materially and adversely affected in the event of earthquakes, floods, fires, telecommunications failures, blackouts or other power losses, break-ins, acts of terrorism, political crises, inclement weather, public health crises, pandemics or endemics, or other catastrophic events. If floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our properties, or if our operations were interrupted by telecommunications failures, blackouts, acts of terrorism, political or geopolitical crises or public health crises, our results of operations would suffer, especially if such events were to occur during peak periods. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business could be affected adversely as a result.

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Our reported results of operations may be adversely affected by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

We are engaged in a competitive industry environment.

The battery material development and electric vehicle industry is highly competitive in all of its phases, both domestically and internationally. Our ability to acquire resources, customers, and develop and implement our technology at lithium and mineral resource processing sites in the future will depend not only on our ability to develop our present technology, but also on our ability to scale our pilot facilities to commercial operations and continue to supply our separation technology that enhances selective mineral extraction and production. The Company may be at a competitive disadvantage in acquiring resources and customers because it must compete with other entities and companies, many of which have greater financial resources, operational experience, and technical capabilities than EnergyX. Some competitors have longer operating histories and significantly greater financial, marketing, technical, or other competitive resources including funding capacity. As a result, competitors may be better able to overcome capital markets dislocations, adapt more quickly to new or emerging technologies, and changes in customer preferences, or compete for skilled professionals. Competitors may also be able to devote greater resources to the promotion and sale of their products and services. In particular, competitors with larger customer bases, greater name or brand recognition, or more established customer relationships than us have an advantage in keeping existing clients and attracting new ones. We may face competition from new market entrants, including the Company’s customers or former customers if they choose to develop an internal capability to provide any of the services that we currently offer. We cannot assure you that we will be able to compete successfully with new or existing competitors. If we are not able to compete effectively, our results of operations may be adversely affected. The Company may also encounter competition from other mining and extractive mineral companies in its efforts to acquire resources and hire experienced operating and technical professionals. Competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable customers for future profitable operations. Competition for services and equipment could result in delays if such services, contracts, or equipment cannot be obtained in a timely manner due to inadequate availability and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development costs and/or construction costs, result in project and technology deployment delays, and generally and adversely affect EnergyX and its business and prospects.

Our business may be adversely affected by climate change and climate change regulations.

Climate change could have an adverse impact on the Company’s operations. The potential physical impacts of climate change on the operations of EnergyX are highly uncertain and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, severe natural disasters, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development or processing production on the Company’s projects and customer contracts and adversely affect the financial performance of its operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the business of EnergyX. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on EnergyX, its customers and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, EnergyX cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by EnergyX or other companies in the natural resources industry could harm the reputation of EnergyX.

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If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

Our commercial success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in South America, the United States, and other countries with respect to where we operate, and manufacture our proprietary technology and products. We rely on trade secrets, patents, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the US and abroad related to our technologies and products that are important to our business.

Our patent positions are highly uncertain, involve complex legal and factual questions, and may be subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our patents are highly uncertain. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside South America and the US. Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until patents are issued from such applications. Further, the examination process may require us to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications are issued. We do not know whether the pending patent applications for any of our technologies and process application and characteristics will result in the issuance of any patents that protect our technology or products, or if any of our issued patents will effectively prevent others from commercializing competitive or similar technologies and products. The rights that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected. It is also possible that we will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

Because the issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, our issued patents may be challenged in the courts or patent offices in the US and abroad. Any granted patents may be subjected to further post-grant proceedings that could limit their scope or enforceability. Claims that are amended during post-grant proceedings may not be broad enough to provide meaningful protection, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection for our technology and products. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the US and other jurisdictions are typically not published until 18 months after filing. Therefore, we cannot be certain whether we were the first to make the inventions claimed in our pending patent applications, or that we were the first to file for patent protection of such inventions.

Protecting against the unauthorized use of our patented technology, trademarks, and other intellectual property rights is expensive, difficult, and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult or impossible.

We are subject to liquidity risk.

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. As EnergyX currently has minimal revenue and is not expected to have any meaningful revenue in the foreseeable future, we will be reliant upon debt and equity financing to mitigate liquidity risk. The total cost and planned timing of acquisitions and/or other project development is not currently determinable, and it is not currently known precisely when EnergyX will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and the Company’s inability to finance future development and acquisitions provides liquidity risk, which would have a material and adverse effect on our company and its business and prospects.

We may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product and service candidates, and to use our related proprietary technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product or service candidates, including interference or derivation proceedings before the U.S. Patent and Trademark Officer (USPTO) or other similar offices in other jurisdictions where we operate. Third parties may assert infringement or post grant invalidation claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third-party to continue commercializing our product or service candidates. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product or service candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product or service candidates or force us to cease some of our business operations, which could materially harm and adversely affect our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

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We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own. These proceedings can be expensive and time consuming. Many of our current and potential competitors could dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in key markets such as the US, EU, South America and selected other countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the US. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business and could be unsuccessful.

Risks Related to Government Regulation

We may be affected by regulation of mining operations by government authorities due to indigenous people.

EnergyX’s mining equipment and technology equipment may be located partially at or near our or our customer’s operational sites. Our customers’ and our operational sites may be located in lithium brine salars near indigenous land with such indigenous people located within a specified distance from our and our customers’ mining and processing operations. Opposition by any indigenous people or governmental or non-governmental organization that supports indigenous people to our or our customer’s operations may, under certain circumstances, require modification of the development or commercial operation of our mining projects, separation, extraction, and refinery technology equipment, and related processing projects. Opposition from such entities to our or our customer’s future operations may require us to spend significant amounts of time and resources to enter into agreements with such indigenous groups or local governments with respect to projects and mineral extraction operations. Securing necessary agreements, licenses, and/or permits may never occur, and in some cases, may cause increased costs and delays to the advancement of our installed separation technology, which would adversely impact our business and financial position.

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We will face risks associated with conducting business with counterparties in South America.

Among some of the best lithium reserves in the world, the salt flats containing brine with significant concentration of lithium are located in South America primarily in Chile, Argentina and Bolivia. As a result, our intended operations in these regions would be exposed to various levels of geopolitical, economic, and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties include, but are not limited to, procuring difficult to obtain permits, currency exchange rates; corruption; price controls; import or export controls; currency remittance; high rates of inflation; labor unrest; renegotiation or nullification of existing permits, applications and contracts; tax disputes; changes in tax policies; restrictions on foreign exchange; changing political conditions; community relations; currency controls; and governmental regulations that may require the awarding of contracts of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitudes in these South American countries or other countries in which the Company may conduct business, may adversely affect the operations of the Company. The Company may become subject to local political unrest or poor community relations that could have a debilitating impact on operations and, at its extreme, could result in damage and injury to personnel and site infrastructure.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installing additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our business is subject to government regulation and policy over which we have no control.

Our operations and our customers, who are typically lithium resource owners and producers, as well as battery supply chain companies, are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically mining taxes and labor standards. In order for the Company to carry out its activities, it and its customers various licenses and permits must be obtained and kept current. There is no guarantee that these licenses and permits will be granted, or that once granted it will be maintained and extended. In addition, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There can be no assurance that all permits that EnergyX requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that EnergyX has obtained, could have a material adverse impact on the Company. EnergyX may be required to contribute to the cost of providing the required infrastructure to facilitate the development of lithium resources and will also have to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that EnergyX or its customers will be able to comply with any such conditions and non-compliance with such conditions may result in the loss of certain permits and licenses on properties, which may have a material adverse effect on EnergyX. Future taxation of lithium producers and mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on the Company.

The cost of decommissioning and reclamation of project sites shall likely be borne by Company.

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators for the Company’s projects. The Company’s ability to advance its projects could be adversely affected by any inability on its part to obtain or maintain the required financial assurances that it could decommission a project if unsuccessful.

We may be required to make significant expenditures related to health, safety and community relations.

The Company’s operations are subject to various health and safety laws and regulations that impose various duties on the Company in respect of its operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities’ broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with complying with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, EnergyX’s operations. The Company expects to make significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, site development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near the Company’s operational locations, but there can be no guarantee that these expenditures will ensure EnergyX’s compliance with applicable laws and regulations and any non-compliance may have a material and adverse effect on EnergyX.

We are subject to environmental regulations and risks.

Our activities are subject to extensive federal, state, and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

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The current and future operations of the Company, including development and processing activities, are subject to extensive federal, state and local laws and regulations governing environmental protection, including protection and remediation of processing sites and other matters. Activities at the site locations where the Company operates may give rise to environmental damage and create liability for the Company for any such damage or any violation of applicable environmental laws. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that the Company may incur to remedy environmental pollution would reduce otherwise available funds and could have a material adverse effect on the Company. If EnergyX is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company’s operations. EnergyX intends to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards.

Many of the local, state, and federal environmental laws and regulations may require the Company to obtain licenses for its activities. The Company may need to update and review its licenses from time to time and could be subject to environmental impact analyses and public review processes prior to approval of new activities. EnergyX can make no assurance that it will be able to maintain or obtain such required environmental and social licenses on a timely basis, if at all, nor that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

In addition, it is possible that future changes in applicable laws, regulations and authorizations or changes in enforcement or regulatory interpretation could have a significant impact on the Company’s activities. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company’s or its subsidiaries’ financial capabilities.

Compliance with mining regulations will take significant effort and cost.

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that in the future the costs, delays and other effects associated with such laws and regulations may impact our decisions with respect to the exploration and development of properties, such as the properties in which the Company has an interest. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and adversely affect the results of operations and financial condition of the Company in a particular year or in its long-term business prospects. The development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the control of the Company, including potential legal challenges from various stakeholders such as environmental groups or non-government organizations. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse effect on the Company, including delays and cost increases in the advancement of the Company’s projects.

Failure to secure a CEOL for our Project Black Giant could materially delay or even prevent commercial lithium production at that site and force us into less-favorable partnership or legislative pathways.

A Contrato Especial de Operación de Litio, or CEOL, is the only regulatory instrument that grants private parties the right to extract and sell lithium in Chile without majority state participation. EnergyX Chile, our wholly owned Chilean subsidiary, has applied for a CEOL covering our Salar de Punta Negra concessions, but the Chilean Government has not indicated when, or whether, it will award the contract. If regulators decline or materially delay our application, we would need either (i) to negotiate a public-private partnership in which a state-owned enterprise holds a controlling interest or (ii) to wait for new legislation that permits third-party commercial exploitation of lithium. Either alternative would likely extend our development timeline, increase capital requirements, reduce our share of project economics, and introduce additional political and regulatory uncertainty. Any prolonged inability to secure a CEOL or to implement an acceptable fallback structure could cause us to miss critical market windows, impair the carrying value of our Chilean assets, and materially and adversely affect our business, financial condition, and results of operations.

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Taxation regimes related to our operations are subject to change.

The Company is affected by the tax regimes of various local, regional and national authorities. Revenues, expenditures, income, investments, land use, intercompany transactions and all other business conditions can be taxed. Tax regulations, interpretations and enforcement policies may differ from the Company’s applied methods and may change over time due to circumstances beyond the Company’s control resulting in compliance issues. The effect of such events could have material adverse effects on the Company’s anticipated tax consequences. There is no assurance regarding the nature or rate of taxation, assessments and penalties that may be imposed.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The US Patent and Trademark Office, or USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in certain cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications or continuing applications thereof, based on our international patent applications, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Risks Related to this Offering and Ownership of Our Shares

Certain investors who participated in our prior offering under Tier II of Regulation A purchased Shares between September 27, 2024 and October 3, 2024 may hold a statutory recision right if it is ultimately determined that those sales had discrepancies with compliance.

Between September 27, 2024, and October 3, 2024, we sold Shares in reliance on a certain Post-Qualification Amendment No. 7 to our Offering Statement on Form 1-A originally qualified on June 8, 2022 (relating to our prior offering of Shares under Tier II of Regulation A), referred to herein as PQA#7, which had been publicly filed but not yet qualified by the SEC. Consequently, investors who purchased Shares during that period may have a rescission right under applicable securities laws if the SEC, a court of competent jurisdiction, or a jury concludes that these sales did not comply with Regulation A and violated Section 5 of the Securities Act. Although we believe we satisfied Regulation A’s ongoing reporting requirements and that these investors had access to all necessary financial statements and disclosures at the time of their purchase, a finding of noncompliance could oblige us to register and publicly offer to repurchase up to $28,444,301 of Shares sold under our prior Regulation A offering during that timeframe.

If we were found liable and required to conduct this rescission offer, it would be costly and time-consuming, especially if investors chose to accept the repurchase. Such expenses, along with any other liabilities, could significantly reduce our working capital, delay our path to profitability, and force us to seek additional funding sooner than anticipated. There is no guarantee such funding would be available on acceptable terms, or at all. The value of our securities could also decline if we incur these liabilities or must use substantial resources to repurchase Shares. The ultimate scope of any liability related to PQA#7 remains difficult to predict. Moreover, if a regulatory body deems our actions a violation of securities laws, we could face monetary fines or other sanctions. Any of these outcomes could materially and adversely affect our financial condition, results of operations, and business, and could cause you to lose your entire investment in our Shares.

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering for capital expenditure, operating expenditure and general corporate purposes. As a result, you will be relying on our management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this Offering. You should also note that we may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, you should note that, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

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There is no existing market for our Shares, and investors cannot be certain that an active trading market will ever exist, or a specific market-based share price will be established.

Prior to this Offering, there has been no public market for our Shares. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The offering price for our Shares has been arbitrarily determined by our management and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Shares may decline below the price per Share in this Offering, and our stock price is likely to be volatile.

Even if a market develops for our Shares, that market may be thinly traded with wide share price fluctuations, low share prices, and minimal liquidity.

Even if our Shares are listed for trading, and if an established market for our Shares develops, the Share price may still be volatile with wide fluctuations in response to several factors, including potential investors’ anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future Share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future Share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future share price.

It is uncertain when our Shares will be listed on an exchange for trading, if ever.

There is currently no public market for our Shares and there can be no assurance that one will ever develop. Our Board of Directors may take actions necessary to list our Shares on a national securities exchange, such as the New York Stock Exchange, the Nasdaq Stock Exchange, the Toronto Stock Exchange or the London Stock Exchange among others; however, such a listing is not guaranteed. As a result, our Shares sold in this Offering may not be listed on a securities exchange for an extended period, if at all. If our Shares is not listed on an exchange, it may be difficult to sell or trade our Shares.

If our stock becomes publicly traded and the price fluctuates after the offering, you could lose a significant part of your investment.

The market price of our Shares, if it were traded, could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this Offering Circular, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets typically experience price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Shares. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If this type of securities litigation occurred against us in the future, it could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

Different classes of our capital stock may have different rights than the Shares.

Different classes of shares exist in the Company such as our preferred stock held by major investors or founders of the Company. These shares have different rights and preferences, such as voting rights, liquidation rights, participation rights, rights of first refusal, co-sale rights, and various other rights that do not exist for the Shares being sold in this Offering. As a result, holders of Preferred Shares will be able to influence certain decisions in management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all our assets.

Since we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their stock to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere in this prospectus. Accordingly, investors must rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our securities.

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After the completion of this Offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because extractive mineral processing and battery material related companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We do not intend to pay dividends on our Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price and eventual liquidity of our Shares.

We have never declared or paid any cash dividend on our Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in our Shares will depend upon any future appreciation in their value. There is no guarantee that our Shares will appreciate in value or even maintain the price at which they are purchased.

We may terminate this Offering at any time during the offering period.

We reserve the right to terminate this Offering at any time regardless of the number of Shares sold. If we terminate this Offering at any time prior to the sale of all of the Shares, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Company.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10,000,000 in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not “accredited investors.” To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the “Reg. A+ Exemption”), which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75,000,000 as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50,000,000 as of its most recently completed fiscal year. If the number of record holders of any Series of Interests exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. A+ Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Series of Interests under the Exchange Act, it would result in significant expense and reporting requirements that would place a financial burden on the Company and a time burden on our management.

If we become subject to regulations governing investment companies, broker-dealers, or investment advisers, our ability to conduct business could be adversely affected.

The SEC imposes significant regulatory requirements on entities classified as “investment companies”, “broker-dealers”, and “investment advisers.” We believe our business operations do not fall under these classifications, and we intend to structure our activities to avoid such characterizations. However, if we are deemed to be an investment company, broker-dealer, or investment adviser, we could face extensive compliance obligations and operational restrictions. These regulatory requirements could increase our costs and limit our business activities.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations, and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in us would be limited to prospective effect. Accordingly, the ultimate effect on an investor’s tax situation may be governed by laws, regulations, or interpretations of laws or regulations which have not yet been proposed, passed, or made, as the case may be.

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We will incur increased costs because of our ongoing reporting obligations under Regulation A, and our management team will be required to devote substantial time to new compliance initiatives.

Based on our past operating practices, we have conducted several crowdfunding and exempt securities fundraises which have incurred significant legal, accounting, and other expenses that we did not incur as a private company. Our management and other personnel would need to devote a substantial amount of time to comply with our reporting obligations. Moreover, these reporting obligations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Our common stockholders have only limited voting power and cannot on their own block or approve most corporate actions.

Our common stock carries one vote per share and no cumulative voting, while our preferred stockholders vote together with common stockholders on an as-converted basis. Excluding the Shares beneficially owned by our Chief Executive Officer and Founder, our common stockholders currently control approximately 17% of the aggregate voting power of our Company. In addition, Common Stockholders have no class-specific vote on amendments that affect only preferred stock, and the number of authorized shares can be increased or decreased by a simple majority of all voting shares. Consequently, our Common Stockholders acting alone have little ability to influence the election of directors or to approve or defeat mergers, financings or other fundamental transactions. See “Description of Securities” for more information.

Protective veto rights held by our Series A and Series B Preferred Stockholders could prevent or delay a transaction that common stockholders might consider advantageous.

While any Series A or Series B shares remain outstanding, the holders of two-thirds of those shares, voting together, must approve any merger, the sale of substantially all assets, voluntary liquidation, issuance of senior or parity securities, large borrowings and other major actions. These super-majority consent rights give the preferred holders an effective veto over strategic transactions, even when the same transaction is favored by a majority of the common stock. As a result, an acquisition offer, recapitalization or equity financing that could benefit our common stockholders may never be completed.

Future issuances of blank-check preferred stock could further dilute the voting power of our common stockholders and make it harder for you to influence corporate matters.

Our board of directors may, without stockholder approval, authorize additional series of preferred stock that rank senior to the common stock in dividends or liquidation and that may carry voting, conversion or other rights superior to those of the common stock. Although any senior or pari-passu series would require the preferred holders’ consent, no separate vote of the common stock is required. Any such issuance could dilute existing common holders’ voting power and economic interest and could be used as an anti-takeover device.

Transfers of common stock are subject to discretionary board approval, which may limit the liquidity of your Shares.

Under our bylaws, no share of any class, including the common stock offered hereby, may be transferred unless the transfer is first approved by our board of directors. A stockholder seeking approval must submit a written request specifying the proposed transferee, the number of Shares and the purchase price. The board may withhold approval for any reason or no reason. These restrictions could delay or prevent you from selling your Shares at the time or price you desire, reduce the marketability of the common stock and depress its value.

Because our preferred stock ranks senior to the common stock in dividends and liquidation, you may receive little or no return on your investment if we are sold or liquidated.

Before any distribution may be made to common stockholders, except for distributions of additional Shares, we must pay in full the preference amounts on all outstanding preferred stock (currently a minimum of 1.5× the original Series B price plus accrued dividends, and similar preferences for Series A and Founders 1). If our assets or the consideration in a sale of the company are insufficient to satisfy those preferences, common stockholders will receive nothing. Even if assets remain after paying the preference, they are shared pro rata with Series B as if converted, further reducing the amount available to the common stockholders.

Anti-takeover provisions in our articles of incorporation and bylaws, including exclusive-forum and board-only bylaw amendment rights, could depress the trading price of our common stock.

Our articles of incorporation and bylaws include provisions that may delay or prevent a merger or acquisition that you may consider favorable, including preferred-stock veto rights, exclusive Puerto Rico forum selection, board-only authority to amend bylaws, and transfer-restriction policies. These provisions could limit the price that acquirers might be willing to pay for your Shares and reduce the likelihood of an unsolicited acquisition proposal.

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The proxy provision in our subscription agreement grants our Chief Executive Officer broad authority to vote your Shares, which could result in decisions contrary to your preferences.

The subscription agreement governing the sale of Shares in this Offering contains a proxy provision that assigns our Chief Executive Officer, or any successor or assignee, the authority to vote your Shares on your behalf. This includes the power to vote on all matters submitted to stockholders, execute written consents, and take other shareholder actions at their sole discretion. This proxy authority may extend to voting against a transaction that could benefit shareholders, such as a third-party acquisition of the Company. As a result, you will have limited or no ability to influence the outcome of stockholder decisions, which could materially and adversely affect your investment.

The market stand-off provision in the subscription agreement for our Shares could restrict your ability to sell your Shares for at least 180 days after a public-market transaction and may be imposed without your direct consent.

By signing the subscription agreement, you agree that if we (i) complete a firm-commitment underwritten public offering, (ii) list our Shares through a direct listing, or (iii) consummate a merger or other business combination with a publicly traded special-purpose acquisition company whose equity is listed on a national securities exchange, you will not, without our prior written consent, sell, hedge, pledge or otherwise transfer any of your Shares or securities convertible into our Shares for 180 days after the effective date of the related registration or offering statement. Because our Chief Executive Officer, acting under the same agreement, may sign the required lock-up documentation on your behalf, you could become subject to the 180-day trading restriction even if you would have preferred to sell. If an active trading market develops for our Shares, the lock-up could prevent you from taking advantage of favorable market conditions, reduce the liquidity of your investment and expose you to the risk of a price decline during the restricted period. These limitations may have a material adverse effect on the value of your investment and your ability to realize returns when you choose.

You will incur immediate and substantial dilution as a result of this Offering.

If you purchase Shares in this Offering, you will pay more for your Shares than the amount paid by our existing shareholders for their Shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your Shares. In addition, you will experience further dilution to the extent that our Shares are issued upon the vesting of restrictive Shares or exercise of share options under any equity incentive plan in effect.

If you do not qualify for Bonus Shares, the net tangible book value per share of the common stock you purchase will be diluted more than the Shares purchased by investors who do qualify.

The issuance of Bonus Shares will result in dilution to all shareholders of the Company, including investors in this Offering who do not receive Bonus Shares. Because Bonus Shares are issued for no additional cash consideration, the net tangible book value per share of Common Stock will be diluted upon the issuance of such Bonus Shares. Investors in this Offering who do not receive Bonus Shares will experience greater dilution per dollar invested than those investors who receive Bonus Shares. This means that, for the same investment amount, an investor who does not receive Bonus Shares will own a smaller percentage of the Company’s outstanding equity compared to investors who receive Bonus Shares in this Offering. The dilutive effect of the Bonus Share Program may also impact the market value of the Company’s shares and the potential return on investment for all shareholders. See “Plan of Distribution — Bonus Share Program” and “Dilution” for more information.

The Bonus Share reserve is limited and may be exhausted before some eligible investors receive any Bonus Shares.

The Bonus Share reserve is capped at 200,000 shares, which we allocate strictly on a first-come, first-served basis. Once this reserve is fully allocated, we will issue no additional Bonus Shares, even to investors who would otherwise qualify. Because allocation depends on the moment we accept a subscription and on the timing of the ensuing Closing, the actual availability of Bonus Shares may differ from an investor’s expectations at the time they submit their subscription. If we determine that the reserve has been depleted before we accept your subscription, we will notify you via email at least 24 hours before the scheduled closing on your investment. You will then have at least 24 hours to reconfirm your subscription. Your subscription will be cancelled unless you reconfirm prior to the deadline set forth in the notification email. If you do not reconfirm before that deadline, our escrow agent will promptly return your funds without interest or deduction, and you will not be entitled to compensation or replacement shares. See “Plan of Distribution — Bonus Share Program” for more information.

The Company may change or discontinue the Bonus Share Program at its discretion.

We may modify, suspend, or terminate the Bonus Share program at any time with respect to subscriptions that we have not yet accepted. If we announce such a change, each person affected by this change shall be notified via email and will have at least 24 hours to reconfirm their investment. On any failure to reconfirm an investment by any such person, their subscription will be cancelled, and our Escrow Agent will promptly return their associated investment funds without interest or deduction. If your subscription is cancelled in this manner, you will need to submit a new subscription under the revised terms if you still wish to invest. Notwithstanding the foregoing, we will not alter, suspend, or terminate the Bonus Share program for any subscription that we have already accepted.

In the event of any modification, suspension, or termination of the Bonus Share program, we will not accept new subscriptions until the required supplement or post-qualification amendment containing a revised description of the Bonus Share program has been filed (and, if necessary, qualified by the SEC), and is available to prospective investors. See “Plan of Distribution — Bonus Share Program” for additional information.

Issuance of Bonus Shares reduces the Company’s ability to raise capital under Regulation A.

Although Bonus Shares are granted without additional cash consideration, they are valued at $10.00 per share for purposes of calculating the Offering’s maximum size under Rule 251(a)(2) of Regulation A. This treatment will constrain the Company’s ability to conduct additional offerings under Regulation A within the rolling twelve-month cap of $75,000,000, limiting its ability to raise capital thereunder.

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There is no guarantee that we will ever complete any future private or public offerings of our Shares or other securities, and we may never raise enough capital to execute our business plan.

Although we intend to pursue a registered public offering of our Shares in the future, there is no guarantee that we will be able to do so or that any such offering will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of our Shares or other securities at a purchase price greater than the price per share in this Offering or at all. If we are unable to complete the future offerings of our Shares or other securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

Inherent risks and limitations exist in the controls and procedures of the Company.

Any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by the collusion of two or more people, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We may need to raise additional capital on unfavorable terms or in down rounds, which could dilute existing investors and adversely affect our operations.

We estimate that the proceeds from this Offering will be up to $23,400,000 before deducting offering expenses payable by us. We expect that if the maximum sale of Shares is achieved, the net proceeds from this Offering will be sufficient to fund our current operations for at least the next twenty-four months. However, (a) we may not achieve the maximum sale of Shares, and/or (b) our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. In any event, we will most likely require additional capital to obtain regulatory approval for, and to commercialize, our product candidates. Raising funds in the current or future economic environments may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect the Company’s ability to develop technology and commercialize our product and commercial processing facilities. To that extent, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Shares to decline. The sale of additional equity or convertible securities may dilute our existing stockholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business.

We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than would be desirable. In such a case, we may be required to relinquish rights to some of our technologies or product candidate or agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs, the commercialization of any product candidate, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations.

Investors in this Offering will incur immediate dilution from the price per Share in this Offering.

Because the price per share of the Company being offered is higher than the book value per share of the Company, investors will suffer an immediate dilution in the net tangible book value of the Shares purchased in this Offering. Assuming we receive gross proceeds of $23,400,000 from the sale of our Shares in this Offering, those investing in this Offering will have contributed more than 10% of the total amount invested in our company since inception but will only own approximately 1% of our outstanding Shares, and an insignificant percentage of our total outstanding capital stock.

There has been no independent valuation of our Shares, which means that such Shares may be worth less than the price per share in this Offering.

We have determined the per-share purchase price in the offering without independent valuation of our Shares. Instead, we established the price per Share in this Offering based on management’s estimate of our Shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our common stock. Our Shares may have a value significantly less than the price per Share in this Offering, and the Shares may never obtain a value equal to or greater than the price per Share in this Offering.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management’s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

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Our lack of independent directors and robust internal controls increases conflicts of interest and the risk of inaccurate financial reporting of our financial condition and results of operations.

We do not have an audit or compensation committee comprised of independent directors. Instead, our board of directors, none of whom are independent, performs these oversight functions in its entirety. Consequently, board members who are also part of management participate in discussions regarding management compensation and audit issues, potentially leading to conflicts of interest. Furthermore, our board lacks technical expertise in U.S. GAAP and internal controls over financial reporting, relying instead on our financial personnel for guidance. This dual deficiency in independent oversight and robust internal controls heightens the risk that our financial statement disclosures may be inaccurate or incomplete, adversely affecting our corporate governance and potentially impairing investor confidence.

This Offering is being conducted on a best-efforts basis, and we may not be able to execute our growth strategy if we are unable to raise adequate capital.

We are offering the Shares on a best-efforts basis, and we can give no assurance that all of the maximum amount of Shares will be sold. If substantially less than the maximum amount of Shares offered are sold, we may be unable to fund all the intended uses described in this Offering Circular from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using the working capital that we generate, if any. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds. As such, if you invest in our Shares and less than all the offered Shares are sold, the risk of losing your entire investment will increase.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our consolidated financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

The preparation of our financial statements in accordance with U.S. GAAP requires management to make significant estimates, judgments, and assumptions that impact the reported financial information. Different reasonable estimates could be used that may materially affect our financial statements, and these estimates are subject to change over time. Key areas requiring management’s judgment include, but are not limited to, the determination of asset fair values and the estimation of cash flow timing and amounts. Because these estimates are inherently uncertain, inaccuracies could result in material adjustments to our financial statements, which may negatively impact our financial condition, operating results, and the value of our securities. For further details regarding critical accounting estimates, judgments, and assumptions, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

Our Founder and Chief Executive Officer, Teague Egan, will continue to control a majority of the voting power of our outstanding capital stock following this Offering, and we may elect to be treated as a “controlled company” upon the completion of a future listing of our Shares which could reduce the influence of other stockholders in corporate governance matters.

Teague Egan, our Founder and Chief Executive Officer, beneficially owns 122,647,994 shares, consisting of: (i) 77,962,500 shares of Common Stock, (ii) 42,000,000 shares of Founders 1 Preferred Stock, par value $0.01 per share (convertible into common stock, and voting together with our outstanding common stock, on a 1-to-1 basis), (iii) 2,086,092 shares of Series A Preferred Stock, par value $0.01 per share (convertible into common stock, and voting together with our outstanding common stock, on a 1-to-1 basis), (iv) 599,402 shares of Series B Preferred Stock, par value $0.01 per share (convertible into common stock, and voting together with our outstanding common stock, on a 1-to-1 basis). As a result of his beneficial ownership, Mr. Egan is entitled to cast 122,647,994 votes in any matter which our common stockholders are entitled to vote upon (subject to certain stockholders agreements which he is a party to), representing approximately 63.76% of the voting power of our outstanding capital stock prior to this Offering. Following the completion of this Offering, Mr. Egan will maintain a majority of the voting power of our company.

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As a result, we may elect to be treated as a “controlled company” under the corporate governance standards of a U.S. national securities exchange if we seek a listing of our Shares. As a controlled company, we would not be required to comply with certain corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors and that the company maintain fully independent nominating and compensation committees. Although we may voluntarily comply with some or all of these corporate governance requirements, we are not obligated to do so and could in the future determine not to comply. As a result, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance standards.

Our Founder and Chief Executive Officer, Teague Egan, will control a majority of the voting power following this Offering, limiting your ability to influence or direct company decisions.

Following this Offering, Teague Egan, our Founder and Chief Executive Officer, will continue to beneficially own a majority of the voting power of our outstanding capital stock. As a result, investors purchasing Shares in this Offering will have very limited ability to influence or direct the management, operations, or policies of the company. Subject to certain stockholder agreements set forth in “Description of Securities”, Mr. Egan will be able to unilaterally determine the outcome of most matters requiring stockholder approval. This concentrated control could discourage or prevent a change in control, even if such a change would be beneficial to our other stockholders and may reduce the market price of our Shares if such a market develops.

Our Founder and Chief Executive Officer, Teague Egan, has significant control over our company through his share ownership and certain stockholder agreements, making it difficult to remove him from his positions.

Teague Egan, our Founder and Chief Executive Officer, will beneficially own a majority of the voting power of our outstanding capital stock following this Offering. Mr. Egan is also a party to stockholder agreements entered into with certain investors in our Series A and Series B preferred stock, which provides him with additional protection related to his positions with, and governance and control of, the company. As a result of his shareholdings and the contractual protections provided under these agreements, it would be extremely difficult for our stockholders to remove Mr. Egan from his positions as an officer or director, even if such a change were desired by a significant number of other common stockholders. Mr. Egan’s continuing leadership and influence could limit the ability of other stockholders to influence corporate decisions and may discourage third parties from seeking to acquire control of the company, even if such an acquisition would be beneficial to our stockholders.

This Offering does not require a minimum funding to close.

We do not have a minimum capitalization, and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements and funding. There can be no assurance we will sell the Maximum offering or any other amount. It is possible we may only raise a minimum amount of capital, which could leave us with insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

Our subscription agreement and articles of incorporation provide that the state and federal courts located within the geographical boundaries of Puerto Rico will be the exclusive venue and forums for disputes arising out of the subscription agreement, which could limit our investors’ ability to obtain a favorable judicial venue and forum for disputes with us.

Our certificate of incorporation, as amended and restated from time to time, states that, unless we consent in writing to another forum, any (i) derivative action brought on our behalf, (ii) action alleging a breach of fiduciary duty by a director, officer or employee, (iii) action arising under the Puerto Rico General Corporations Act or under our organizational documents, or (iv) other internal-affairs claim must be filed in a state or federal court located in the Commonwealth of Puerto Rico. In addition, the subscription agreement that investors must sign for this Offering provides that any dispute arising out of, or relating to, the purchase of our securities must also be litigated exclusively in Puerto Rico state or federal courts. These venue provisions do not apply to claims brought under the Securities Act of 1933, the Securities Exchange Act of 1934 or any other federal securities laws. Section 27 of the Exchange Act grants exclusive federal-court jurisdiction for Exchange Act claims, and Section 22 of the Securities Act provides concurrent state-and-federal jurisdiction for Securities Act claims. We will not treat the venue provisions as a waiver of any investor’s rights under the federal securities laws. However, these exclusive forum provisions may have the effect of discouraging stockholders from bringing derivative, fiduciary-duty or contract suits, limit your ability to file a claim in a forum you consider more convenient or favorable, increase the cost, complexity and inconvenience of litigation, particularly for investors outside Puerto Rico, and expose us to additional expense and uncertainty if a court finds the provisions inapplicable or unenforceable on public-policy or other grounds. While similar forum-selection clauses have been upheld in some jurisdictions, no court has ruled on these exact provisions, and their enforceability remains uncertain. If they were deemed unenforceable, we could incur substantial costs litigating in multiple jurisdictions, which could adversely affect our business, financial condition and results of operations. You should carefully consider these venue provisions before investing in our Shares.

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USE OF PROCEEDS

We plan to use the net proceeds of this Offering as follows:

●	60% of the net proceeds for commercialization activities, including equipment purchases, land acquisition, facilities build-out, and brine mining operating expenses;

●	20% of the net proceeds for corporate operating expenditures and technology related spend; and

●	20% of the net proceeds for other general corporate purposes.

If the Offering yields less than the anticipated maximum proceeds, we currently intend to prioritize funding for capital expenditure, followed by operating expenditure, and lastly for other general corporate purposes.

The foregoing represents our current intentions to use and allocate the net proceeds of this Offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this Offering. Pending the final application of the net proceeds of this Offering, we intend to invest the net proceeds of this Offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors — Risks Related to this Offering and the Ownership of Our Shares — We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively” for more information.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See “Risk Factors — Risks Related to This Offering and Ownership of Our Notes — Since we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their stock in order to obtain a return on their investment” for mor information.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

●	on an actual basis, which included the sale of 57,274 Shares which were subscribed for but yet to be issued at an average $4.05 per share for net proceeds of $228,425 in a private placement under Rule 506(c) of Regulation D;

●	on an as-adjusted basis to reflect (i) the sale of 402,664 Shares at $4.75 per share for gross proceeds of $1,883,104 on January 1, 2025, (ii) the sale of 4,212 Shares at an average of $4.75 per share for net proceeds of $19,698 in a private placement under Rule 506(c) of Regulation D on January 1, 2025, and (iii) the refund of 11,848 Reg A Shares issued in 2024 at a price of $4.75 per share; and

●

on an as-adjusted, a pro forma basis to reflect (i) the sale of up to 2,700,000 Shares in this Offering at $10.00 per share resulting in net proceeds to us of $26,108,470 after deducting estimated DealMaker commissions and accountable expenses of $891,530, and (iii) the issuance of 200,000 Bonus Shares, for zero additional consideration and free of commissions.

	As of December 31, 2024
	Actual	As-Adjusted	As-Adjusted, Pro Forma
Stockholders’ equity (deficit):
Common stock, $0.01 par value per share, 400,000,000 shares authorized, and 110,042,200 shares issued and outstanding, actual; 110,437,192 shares issued and outstanding, as-adjusted basis; and 113,337,192 shares issued and outstanding, as-adjusted, pro forma	1,100,422	1,104,372	1,129,502
Founders 1 Preferred Stock, $0.01 par value per share, 42,000,000 authorized, 42,000,000 issued and outstanding, actual; as-adjusted; and as-adjusted, pro forma	420,000	420,000	420,000
Series A Preferred Stock, $0.01 par value per share, 21,260,298 authorized, 21,260,298 issued and outstanding on an issued and outstanding on an actual; as-adjusted; and as-adjusted, pro forma basis	212,610	212,610	212,610
Series B Preferred Stock, $0.01 par value per share, 18,716,442 authorized, 18,716,442 issued and outstanding, actual; as-adjusted; and as-adjusted, pro forma	187,164	187,164	187,164
Warrants	75,000	75,000	75,000
Additional paid-in capital	$117,055,253	$118,927,686	$142,302,552
Stock subscription receivable
Other reserves
Accumulated deficit	(52,388,559)	(52,388,559)	(52,388,559)
Total stockholders’ equity (deficit)	66,661,890	68,538,273	91,938,273
Total capitalization	$66,661,890	$68,538,273	$91,938,273

The table above excludes:

●	30,000,000 shares of Common Stock originally reserved under our 2019 Equity Incentive Plan, of which 16,767,338 Shares remain outstanding as of the date of this Offering Circular, are subject to vesting schedules, and are exercisable at prices ranging from $0.008 to $0.0255 per share; and

●	57,246,454 shares of Common Stock reserved for issuance under our 2021 Equity Incentive Plan, of which 34,421,783 Shares are issuable pursuant to outstanding awards as of the date of this Offering Circular, subject to vesting schedules, and exercisable at prices ranging from $0.0255 to $1.54 per share. This reserve consists of (i) an initial base of 50,842,680 Shares, (ii) 6,403,774 Shares transferred from the 2019 Equity Incentive Plan upon the adoption of the 2021 Plan, and (iii) additional Shares added to the reserve as awards granted under the 2019 Plan expire, terminate, are canceled, or are forfeited and subsequently transferred to the 2021 Plan reserve.

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DILUTION

Investors will incur immediate dilution in the net tangible book value of their Shares. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets and dividing the result by the number of outstanding Shares.

As of December 31, 2024, our historical net tangible book value was $61,153,800, or $0.32 per Share, assuming the conversion of all preferred stock into common stock on a one-to-one basis. After giving effect to (i) the sale of 402,664 Shares at $4.75 per share for net proceeds of $1,883,104 on January 1, 2025, (ii) the sale of 4,212 Shares at $4.75 per share for net proceeds of $19,698 in a private placement under Rule 506(c) of Regulation D on January 1, 2025, (iii) the refund of 11,848 Shares issued under Regulation A in 2024 at a price of $4.75 per share, (iv) the sale of 2,700,000 Shares at $10.00 per share in this Offering for net proceeds of $26,108,470 (exclusive of Transaction Fees) after deducting estimated DealMaker commissions and accountable expenses of $891,530, and (v) the issuance of 200,000 Bonus Shares in this Offering for zero consideration with no commissions due on their issuance, our as-adjusted, pro forma net tangible book value as of December 31, 2024, would have been approximately $89,564,272, or $0.46 per Share. This represents an immediate increase of $0.14 per Share in net tangible book value for existing shareholders and an immediate dilution of $9.54 per Share to investors purchasing Shares in this Offering, as illustrated below.

Offering price per share		$10.00
Historical net tangible book value per share as of December 31, 2024	$0.32
As-adjusted net tangible book value per share as of December 31, 2024	0.33
Increase in as-adjusted net tangible book value per share after this Offering	0.13
As-adjusted, pro forma net tangible book value per share after this Offering	$0.46
Dilution per share to investors in this Offering		$9.54

The following table sets forth, as of the date of the Offering Statement of which this Offering Circular forms a part, the total number of Shares previously issued and sold to existing investors, including shares of preferred stock convertible into Shares on a one-to-one basis, the total consideration paid for the foregoing and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on the $10.00 purchase price per share set forth on the cover page of this Offering Circular, before deducting estimated DealMaker commissions and offering expenses, in each case payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share ($)
Existing shareholders	192,414,562	98.73	$131,600,000.00	85.36	0.69
New Investors	2,700,000	1.38	27,000,000.00	17.11	10.00
Bonus Shares	200,000	*	0.00	*	0.00
Total	195,314,562	100.0	$158,600,000.00	100.0	0.81

* denotes less than one percent.

The above table is based on 110,437,192 shares of Common Stock and 81,977,370 shares of preferred stock which are convertible into common stock on a one-to-one basis issued and outstanding as of the date of this Offering Circular, but excluding:

●	30,000,000 shares of Common Stock originally reserved under our 2019 Equity Incentive Plan, of which 16,767,338 Shares remain outstanding as of the date of this Offering Circular, are subject to vesting schedules, and are exercisable at prices ranging from $0.008 to $0.0255 per share;

●	57,246,454 shares of Common Stock reserved for issuance under our 2021 Equity Incentive Plan, of which 34,421,783 Shares are issuable pursuant to outstanding awards as of the date of this Offering Circular, subject to vesting schedules, and exercisable at prices ranging from $0.0255 to $1.54 per share. This reserve consists of (i) an initial base of 50,842,680 Shares, (ii) 6,403,774 Shares transferred from the 2019 Equity Incentive Plan upon the adoption of the 2021 Plan, and (iii) additional Shares added to the reserve as awards granted under the 2019 Plan expire, terminate, are canceled, or are forfeited and subsequently transferred to the 2021 Plan reserve; and

●	the 75,000 Shares issuable upon exercise of a warrant.

To the extent any outstanding options or warrants are exercised, new options or restricted stock are issued under our stock-based compensation plans, or any other securities are issued, or we issue additional shares of Common Stock or warrants in the future, there will be additional dilution to the investors participating in this Offering.

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The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this Offering Circular. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements because of various factors, including those discussed below and elsewhere in this Offering Circular, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a private American energy technology company founded in 2018. Headquartered in San Juan, Puerto Rico, with its science headquarters in Austin, Texas, we specialize in developing technologies for lithium extraction and battery storage to support the global transition to sustainable energy.

Our Historical Performance

Our management has concluded that our limited cash reserves, working capital deficit, accumulated deficit of $(54,152,119) and $(33,382,207) as of December 31, 2024 and 2023, and ongoing dependence on equity and debt financing raise substantial doubt about our ability to continue as a going concern. Our auditors have included an explanatory paragraph relating to our ability to continue as a going concern in their audit report for the fiscal year ended December 31, 2024. As of December 31, 2024, the Company’s liquidity needs have been satisfied primarily through proceeds from private placements, public offerings, promissory notes, and original issue discount notes. For the years ended December 31, 2024, and 2023, the Company incurred operating losses driven primarily by significant expenditures related to pilot plant deployments, demonstration facilities, and infrastructure development efforts, including the drilling of resource wells for Project Black Giant, as well as operations aimed at achieving commercialization. We anticipate continued substantial operating expenses over the next several years as we advance our lithium extraction technologies, battery storage innovations, and scale manufacturing capabilities. See “ — Liquidity and Capital Resources” for more information.

Our ability to generate future revenue and reach profitability hinges on successfully commercializing our technologies, securing sufficient funding through equity offerings and/or debt financing, and effectively managing operational expansion. We intend to actively pursue additional equity capital and debt financing to meet both short-term operational and long-term strategic financial requirements. However, market conditions and other external factors may impact our ability to obtain financing on favorable terms or at all. If adequate funding is unavailable, the Company may be unable to capitalize on strategic growth opportunities, potentially resulting in a significant and material limitation of our operations. Should financing efforts prove unsuccessful, we may be forced to discontinue operations, resulting in a total loss for our investors.

Recent Developments

On March 3, 2025, by written consent the Requisite Holders and the Majority Holders (as defined in the Company’s Certificate of Incorporation), approved a Fifth Amended and Restated Certificate of Incorporation allowing a two-for-one forward stock split, provided, that on a pre-split basis, the number of authorized shares of Series B Preferred Stock were reduced from 13,996,591 to 9,358,221, such that post-split the Series B Preferred Stock amounted to 18,716,442; and on a pre-split basis, the number of authorized shares of Common Stock were increased from 138,048,205 to 200,000,000, such that post-split the Common Stock amounted to 400,000,000; resulting in an increase to the Company’s total authorized capital stock from 183,675,260 to 481,977,370 shares. See “Description of Securities” for more information. See “Description of Securities” for more information. The financial information presented below reflects the 2-for-1 forward stock split.

Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2024 and December 31, 2023

We incurred operating losses during the years ended December 31, 2024 and 2023, driven primarily by significant expenditures related to pilot plant deployments, demonstration facilities, and infrastructure development efforts. These efforts include the drilling of resource wells for Project Black Giant and operations aimed at achieving commercialization. We anticipate continued substantial operating expenses over the next several years as we advance our lithium extraction technologies, battery storage innovations, and scale manufacturing capabilities.

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The following table sets forth selected components of our operating results for the years ended December 31, 2024 and 2023:

	Year ended
	December 31
	2024	2023
Revenues	385,000	210,250
Cost of revenues	22,167,862	8,565,602
Salaries and Consulting	11,236,068	8,565,602
Professional Services	1,083,939	517,393
Research and Development	1,665,213	1,718,231
General and Administrative	5,120,687	2,061,349
Stock Based Compensation	2,404,518	817,282
Depreciation Expense	657,437	333,633
Other Income	1,012,950	628,859
Net Loss	(20,769,912)	(13,174,381)

Revenues

The Company is a pre-commercial revenue, development stage, energy technology company focused on energy storage and extraction of critical minerals used in battery manufacturing. We have no commercial operations at this point and have not generated any commercial revenues from licensing our technology or selling any products. The Company has earned revenues from small scale testing of customer brines. In addition, the Company started commercialization efforts for its membrane technology, receiving a first customer order in 2025.

Salaries and Consulting

During 2024, management continued to hire full time employees to execute the business plan, accelerate market development, assist our management team to develop and advance its technology development. The increase in salaries and consulting fees from $8,565,602 for the twelve months ended December 31, 2023 to $11,236,068 for the twelve months ended December 31, 2024 is reflective of our continued efforts during the year to grow our business, advance the technology and establish pilot plants for deployment in the field.

Professional Services

The Company has hired a number of professional service organizations to assist and support its business operations. The Company spent $517,393 during the twelve months ended December 31, 2023 and $1,083,939 during the twelve months ended December 31, 2024 on professional services fees, which is indicative of our rapid growth and our efforts to maintain and/or manage efficient research, development, customer relations, governance, etc.

Research and Development Expenses

Research and development (R&D) expenses consist primarily of expenses related to technological development and advancement in respect of our LiTAS®, lithium metal, ion exchange membranes, and SoLiS™ technologies. Specifically, these costs include, among others, laboratory costs, rent and equipment usage, specialty chemical purchases used in development work and other various research items supporting testing and deployment efforts.

As the Company started scaling capital expenditures for pilot and demonstration plants, our research and development expenses were slightly lowered to $1,665,213 for the twelve months ended December 31, 2024 from $1,718,231 for the twelve months ended December 31, 2023.

General and Administrative Expenses

General and administrative expenses consist primarily of facility and office expenses, sales and marketing expenses, and personnel-related expenses, such as meals, travel and other related expenses, but excluding stock-based compensation and salaries. The Company spent $5,120,687 for the twelve months ended December 31, 2024 on general and administrative expenses as compared to $2,061,349 for the twelve months ended December 31, 2023. This increase in general and administrative expenses is primarily a result of increase in rent and facilities expenses due to growing operations of the Company, and general increases in office and general and administrative expenses with a larger employee base.

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Stock Based Compensation

Stock based compensation increased to $2,404,518 for the twelve months ended December 31, 2024 from $817,282 for the twelve months ended December 31, 2023 due to the continued issuance of stock option awards to consultants and employees as well as the increase in the price of the common stock that ultimately is reflected in the Black-Scholes option pricing methodology that determine the amounts charged for stock-based compensation.

Depreciation Expense

Depreciation expense increased to $657,437 for the twelve months ended December 31, 2024 from $333,633 for the twelve months ended December 31, 2023 due primarily to ongoing purchases of laboratory, warehouse, and pilot machinery and equipment, among others.

Other Income or Expenses

Other income or expenses consist primarily of dividends from cash accounts, offset by losses from asset write-downs and disposals, and other general and administrative costs. This income was $1,012,950 for the twelve months ended December 31, 2024, up from $628,859 for the twelve months ended December 31, 2023. The increase was primarily due to higher interest income on higher cash balances and other general and administrative costs related to our Chile subsidiary in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Net Loss

Our net loss was $(20,769,912) for the twelve months ended December 31, 2024, compared to $(13,174,381) for the twelve months ended December 31, 2023. This increase in net loss is reflective of the rapid growth of our Company and accompanying investment by management, including increased employee count, technology development, construction and deployment of pilot plants and other related costs and expenses.

Liquidity and Capital Resources

Since our inception in 2018, we have devoted most of our cash resources to employees, consultants, professional services and research and development activities to develop and grow our business. We have financed our operations to date primarily with the use of proceeds from the sale of our securities. Specifically, we have raised more than $130,000,000 to date through the sale of our securities in offerings under Regulation A+, Regulation Crowdfunding, and through private placements under Regulation D.

As of the date of this offering circular, we have not generated any commercial revenue from technology service fees or product sales, and we do not anticipate generating any revenue from the sale of products for the foreseeable future. We have incurred losses and generated negative cash flows from operations since inception. During the period from December 2018 (inception) through December 31, 2024, we have incurred cumulative net losses of approximately $52.4 million. Our future expenditures and capital requirements will depend on numerous factors, including, among others, the progress of our research and development efforts, deployment of pilot and demonstration plants with key customers or at our own project sites, and our ability to scale up to commercial operations.

On April 9, 2022, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd (collectively, “GEM”). Pursuant to the Share Purchase Agreement, upon a public offering (whether by an initial public offering, a reverse merger, acquisition/merger by/with a special purpose acquisition company or other similar go-public event), the Company is granted the option of selling shares of its Common Stock to GEM at a slight discount to the then-current publicly traded price in exchange for cash, up to an aggregate purchase price of $450,000,000. The Share Purchase Agreement contains several constraints, such as a limitation on the number of Shares that the Company can sell to GEM in a sale transaction and certain controls relating to the period between each sale of Shares to GEM. In addition to and concurrently with the Share Purchase Agreement, the Company has also agreed to grant a warrant to GEM, granting GEM the right to purchase 1.5% of all outstanding shares of Common Stock of the Company (excluding options and grant awards) upon a public offering at the public offering price per Share.

On September 30, 2022, the Company held its first closing under its Regulation A+ offering with StartEngine, which was filed with the SEC through a Form 1-A Offering Circular on June 7, 2022, and received approximately $6.9 million through the sale of Common Stock, net of offering costs and commissions.

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During December 2022, the Company raised $15,000,000 through the sale of Series B Preferred Stock in connection with the Series B Offering. In connection with the closing of such Series B Offering, all the Company’s existing promissory convertible notes, both principal and interest of 7% per annum, were converted into 5,246,610 shares of Series B Preferred Stock, calculated as of December 15, 2022, including a 15% discount to the per-share-price of the Series B Preferred Stock.

In June 2023, the Company entered into two additional joinder agreements to the Series B Transaction Agreements with two separate investors. Pursuant to these joinders, the Company raised approximately $8.5 million investment from Elohim-SW Energy Fund and $8,000,000 investment from IMM Battery Fund III. Both investments were made on the same terms as the Company’s Series B Preferred Stock investment from December 2022. IMM Battery Fund III is affiliated with POSCO and is the fund vehicle POSCO has used to invest in the Company. Currently, an aggregate of 9,358,221 shares of Series B Preferred Stock is outstanding.

In October 2023, the Company re-launched its fundraising campaign under Regulation A+ with DealMaker Securities, at an offering price of $8.00/share. Due to strong demand for the Company’s stock, the Company was able to increase the offering price in that offering twice, first to $9.00/share, and then to $9.50/share. The total amount of Regulation A+ proceeds raised with DealMaker Securities before this Offering, excluding Transaction Fees, is $73,686,484.50.

Additionally, the Company raised approximately $242,000 before offering costs and commissions in 2024 and approximately $20,000 in 2025 under a Regulation D offering. The Company raised a further $1.9 million in 2024 before offering costs and commissions under Regulation CF. These Shares were subscribed for but yet to be issued in 2024, and were issued in March 2025.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this Offering Circular:

	Year Ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	$(17,115,460)	$(13,229,787)
Net cash provided by (used in) investing activities	(24,436,756)	(4,742,811)
Net cash provided by (used in) financing activities	57,096,644	17,920,302
Net change in cash	15,544,428	(52,296)
Cash at beginning of period	20,475,353	20,527,649
Cash at end of period	$36,019,781	$20,475,353

Operating Activities

Net cash used in operating activities was approximately $(17,115,460) for the year ended December 31, 2024, as compared to approximately $(13,229,787) for the year ended December 31, 2023. The change was primarily due to an overall increase in the scale of the business due to adding additional headcount and starting pilot operations in US and Chile.

Financing Activities

Net cash used in investing activities was approximately $(24,436,756) for the year ended December 31, 2024, as compared to approximately $(4,742,811) for the year ended December 31, 2023. The change was primarily due to purchase of demonstration and pilot related equipment, as well as exploration and appraisal related spend on our Chilean project.

Financing Activities

Net cash provided by financing activities was approximately $57,096,644 for the year ended December 31, 2024, as compared to approximately $17,920,302 for the year ended December 31, 2023. The change was primarily due to the Company concluding its Regulation A+ offering in October 2024.

Investing Activities

None.

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Capital Expenditures

During 2024, the Company ramped up its capital expenditure related to the development of Project Black Giant Project, as well as spending on pilot plants in the US and in Chile. The Company also kick started pre-feasibility studies on Project Black Giant and Project Lonestar with a major engineering, procurement, and construction company.

Leases

Texas, USA

Headway Site in Austin, Texas - On June 1, 2021, the Company entered into a lease agreement for office and lab space in Austin, TX (“Headway Site”). On October 7, 2021, the Company extended the lease agreement on the same terms with a lease termination date of May 31, 2022. The company further extended lease obligations in February 2022 and in January 2023. During February 2023, the Company extended and expanded its lease for an additional 3 years, extending the term through 2026.

Braker Site in Austin, Texas - On July 16, 2021, the Company entered into a lease agreement for warehouse space in Austin, TX (“Braker Site”). The lease commenced on August 1, 2021 and continued for 37 months through August 31, 2024. The Company did not renew the lease at the end of the lease term.

Ridgepoint Site in Austin, Texas - On October 11, 2022, the Company entered into a lease for its new office and laboratory space in Austin TX (“Ridgepoint Site”). The new facilities span approximately 36,000 square feet and has been remodeled by the Company. The lease agreement has an initial term of seven years and the Company is obligated to pay aggregate annual rent of approximately $5.8 million over the seven years. The lease began upon the Company moving into the space during October 2024 and was granted a certificate of occupancy. On April 15, 2024, the Company entered into a first amendment to this lease. The amendment includes adjustments to certain terms and conditions of the original lease agreement, including a revised lease commencement date of June 1, 2024. The Company is entitled to a one-time tenant improvement allowance for $900,000.

Rutherford Site in Austin, Texas - On June 1, 2023, the Company entered into a lease for an engineering build space in Austin, TX (“Rutherford Site”). This facility spans approximately 6,800 square feet of rentable space. On September 6, 2023, the Company entered into a second amendment to the lease with the landlord to replace certain HVAC equipment, with the Company paying an immaterial amount towards the cost of the replacement. On May 16, 2024, the Company entered into a third amendment to its warehouse lease agreement at the Rutherford Site, extending the lease for an additional term of 36 months. The lease, covering approximately 5,600 square feet of warehouse space (Unit G100), will now extend from July 1, 2024, through June 30, 2027. In October 2024, the Company’s operations team and activities from our build facility, along with both the offices at our Rutherford Site and the warehouse space at our Braker Site, have been relocated to our Ridgepoint Site. As of January 1, 2025 the Company has been actively marketing the Rutherford Site for sublease.

Elm Site in Hooks, Texas - On September 11, 2024, EXSO entered into a lease agreement for office and lab space in Hooks, TX (“Elm Site”). The facility spans approximately 22,150 square feet and includes a parcel of land of approximately one acre. The lease agreement has an initial term of three years through July 2024, with two options of one year each. EXSO is obligated to pay approximately $278,700 over the initial term. The first and second one-year options would add additional rent of approximately $96,815 and $99,720, respectively.

Antofagasta, Chile (“Testbed”)

“Las Ilusiones Street” (“Lot A”) – On June 1, 2023, EnergyX Chile SpA leased a 3,000 square meters site with a 799 square meters warehouse with electricity (“Lot A”) for its Testbed facility for 5 years in the city of Antofagasta, Chile. The lease term can be extended for five terms of 12 months, each. The location was strategically located nearby two ports.

“Los Pensamientos Passage” (“Lot B”) – On June 1, 2024, EnergyX Chile SpA entered into a first amendment to the lease agreement for a second lot, Lot B, for its Testbed facility. The amendment adjusts certain terms and conditions of the original Lot A lease agreement, including an increase in the leased area from 3,000 m2 to 5500 m2 and a rise in the monthly payment from UF 120 to UF 170 (approximately USD $4,968 to USD $7,038). The end date of the contract remains unchanged.

Lines of Credit

The Company has not entered into any credit facility with a bank or financial institution at this time.

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Plan of Operations

Our current plan of operations requires us to raise significant additional capital. If we are successful in our capital financing endeavors, including the sale of our Shares in this Offering, we believe that the Company will have sufficient cash resources to fund its plan of operations at least through the end of Q4 2026. If we are unable to do so, we may have to delay and possibly cease some operations.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement aspects of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

Contractual Obligations, Commitments and Contingencies

In November 2020, the Company and ProfMOF AS, org, a company duly incorporated and existing under the laws of Norway (“ProfMOF”) entered into a Sublicensing Agreement for ProfMOF’s rights in intellectual property, which were originally licensed in June 2020 from Inven2, the fully owned technology transfer office of the University of Oslo. As part of the Sublicensing Agreement, the Company was required to make an up-front payment (including milestone payments) worth a total of $1,000, as well as semi-annual royalty payments with a sliding percentage scale based on the number of kilograms of the Licensed Product, as defined by the Sublicensing Agreement, the Company manufactured. Under the Sublicensing Agreement, ProfMOF shall defend any infringement within 30 days of becoming aware of such infringement. If ProfMOF does not take necessary steps to defend such infringement, the Company may at its own expense defend the Patent Rights as defined by the Sublicensing Agreement and deduct such costs from current or future royalty payments. The Sublicensing Agreement is effective until terminated. Due to the evolving nature of lithium technology, the Company has not commercialized the patented technology and thus has paid $0 in royalty payments.

During the third quarter of 2021, the Company exercised its option agreement with the University of Texas for exclusive rights to certain patent applications as part of a Patent License Agreement (the “First UT Patent License Agreement”). As part of the First UT Patent License Agreement, the Company paid for sponsored research at the University in the amount of $150,000 and was required to make annual fixed fee payments of approximately $25,000 plus royalty payments based on any revenue generated from the use of the licensed patents. In July 2022 the Company terminated the First UT Patent License Agreement with the University of Texas, as the Company did not utilize the licensed patents as part of its business, and relinquished all payment obligations, including fixed fees and royalties, due under the First UT Patent License Agreement.

In January 2023, the Company entered into a Second UT Patent License Agreement (the “Second UT Patent License Agreement”) with the University of Texas at Austin (“UT”) for UT’s rights in intellectual property jointly owned with the Company. As part of the Second UT Patent License Agreement, the Company agreed to issue UT 12,500 shares of Common Stock, and, if the technology which the patents cover is commercialized, agreed to pay UT a 3% royalty of Net Product Sales and 2% of Net Lease Sales based on the two jointly owned patents. The Company is obligated under the Second UT Patent License Agreement to maintain patent prosecution for the intellectual property, which pertains to battery framework technology and selective ion separation or transport methodology.

In November 2023, EnergyX Chile entered into an asset purchase agreement with Disruptive Electromobility SpA, a Chilean mining company, for the purchase of approximately 36,300 hectares of mining tenements in and around the Salar de Punta Negra, Antofagasta region, Chile, consisting of 127 exploration mining claims, and Multum Aurus 1 SpA, a Chilean mining company and an affiliate of Disruptive, for approximately 1,740 hectares of tenements in and around the Puerto de Mejillones, Mejillones, Chile, consisting of 6 mining concessions (collectively, the “Sellers”) in exchange for (i) a cash consideration to be paid to Sellers, (ii) a cash contribution to develop the project, allocated specifically for the operational and developmental needs of EnergyX Chile for the assets, (iii) a gross royalty on sales produced from the assets, and (iv) equity in EnergyX to be paid to Disruptive in the form of restricted stock units that convert into common stock of EnergyX upon meeting certain milestones and vesting parameters.

In November 2024, EXSO entered into a series of option agreements with a Texas state redevelopment agency to secure the mineral rights on acreage owned by such agency in Northeast Texas, in the Smackover region. The Smackover is a geographical formation within which there is believed to be a high concentration of lithium in underground brine. The parties entered into an option to purchase real property, which unlocks the two remaining options to mine for brine and minerals. Under the option to purchase real property, EXSO has two years to exercise the option to purchase 82.5 acres of land, after which it has 5 years to exercise the option to purchase the remaining 250 acres. Upon EXSO exercising the purchase for 82.5 acres, it shall have the right to exercise the option to lease brine and minerals within 180 days across approximately 12,500 acres. Our purchase of the 82.5 acres is conditioned upon EXSO investing $100,000,000 in capital improvements upon the property, thereby creating 100 full-time jobs, within 5 years of purchase. If the condition is not met, the political agency has a right of reverter, however EXSO can buy out the right of reverter for $5,000,000. On September 11, 2024 we entered into a lease to an industrial space within which we are building a demonstration plant which we intend to support our future mining operations. The options are contingent on the lease remaining in place.

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Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to future legal proceedings that may be pending against the Company from time to time, or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Relaxed Ongoing Reporting Requirements

As an issuer under Regulation A+ we can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of the Regulation A+, Tier 2 Offering, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the Exchange Act). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1.07 billion in revenue during its last fiscal year, has more than $700,000,000 in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

Known Trends

Because we are still in the startup / emerging growth phase and have been advancing our research and product development and pilot deployment activities, we are unable to identify any recent trends in revenue or expenses. Thus, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this offering Circular to not necessarily be indicative of future operating results or financial condition.

Unpredictable events and associated business disruptions including delayed piloting trials and laboratory resources could harm our financial condition, affect our operations, increase our costs and expenses, and impact our ability to raise capital. Our operations could be subject to unpredictable events, such as snowstorms, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition. The ultimate impact on us and any delays in our research and development is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

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Fair Value Measurements

The carrying amounts of the Company’s financial instruments including Cash and Cash Equivalents approximate fair value due to the short-term nature of those instruments. The Company determines the fair value based upon the exit price that would be received to sell an asset or paid to transfer as liability in an orderly transaction between market participants, as determined by either the principal market or most advantageous market. Inputs used in the valuation techniques to derive fair value are classified based on a three-level hierarchy. These levels are:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs. Cash equivalent accounts, consisting primarily of treasury bills (“T-bills”) issued by the US Treasury are classified as Level 1.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of December 31, 2024, and 2023, the carrying amount of the Company’s financial instruments were determined using Level 1 inputs.

Stock-Based Compensation

The Company follows the provisions of ASC 718-20, Stock Compensation, Awards Classified as Equity, requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. Compensation expense for options granted and expected to vest to employees, directors and certain service providers (“grantees”), and expected to vest, is determined based on estimated fair value of the options at the time of grant using the Black- Scholes option pricing model, which considers, as of the grant date, the estimated fair market value of the underlying Shares, expected volatility, expected dividend yield and the risk-free interest rate over the expected life of the option. The grant date fair value of Restricted Share Awards (RSAs) is based on the estimated value of the restricted share on the date of grant. The compensation cost for all share-based awards is recognized as an expense over the grantee’s requisite service period (generally the vesting period of the equity award), except for costs related to persons directly involved in the development and/or construction of the projects which are capitalized into Construction in Progress during the capitalization period. Shares are issued from authorized capital stock in settlement of options exercised. RSAs are included in Shares issued and outstanding from the date of issuance. Forfeitures are accounted for as they occur.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements once adopted.

Off-Balance Sheet Arrangements

A commercial bank issued an irrevocable standby letter of credit on behalf of the Company for $500,000. The irrevocable standby letter of credit represents funds due and owing to the commercial bank as a result of the Company’s default under one or more of the terms of the lease agreements by and between the Company and its landlord. This letter of credit had an original expiration of October 16, 2023, but such letter of credit was automatically extended for an additional period of one year, without amendment, from the expiration date. In no event shall this letter of credit be automatically extended beyond June 30, 2030. No amounts have been drawn under the standby letters of credit.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates, or that may otherwise arise from transactions in derivatives. However, we are exposed to foreign currency exchange rates in Chile and Argentina.

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The following description of our business is current as of the date of this Prospectus and may change as our Company evolves. Unless the context otherwise requires, EnergyX, the Company, we, our, or us refers to Energy Exploration Technologies, Inc. and its consolidated subsidiaries.

BUSINESS DESCRIPTION

Overview

EnergyX is a renewable energy technology company focused on developing technologies in energy storage and the critical materials, such as lithium, that are needed for battery production. EnergyX is also focused on owning and developing mineral resources. We hope to fundamentally change the way humanity is powering our world and storing and using clean energy with breakthrough direct lithium extraction technologies and more effective energy storage solutions.

We are currently developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles, consumer electronics, and various other applications and appliances. The Company’s objectives are to make lithium production more efficient, cost effective, and environmentally sustainable than existing conventional methods of production. EnergyX has developed several comprehensive direct lithium extraction, or DLE, technologies that create a DLE platform that we have trademarked as LiTAS® to process lithium enriched brines found in certain salt flats and other deposit types from around the world. Aspects of the LiTAS® platform include, but are not limited to, technology verticals such as membranes, solvent extraction, and ion adsorption. As of the date of this Offering Circular, EnergyX has approximately 134 patents or patent applications protecting varying aspects of its proprietary technologies, processes, and utilization, of which 50 are published and set forth below. See “ — Intellectual Property” for more information.

It is believed that approximately 30-60% of the world’s lithium production today is sourced from brine resources coming from South America according to Benchmark Mineral Intelligence, a leading data intelligence firm for the minerals and battery supply chain. The northern portion of Chile, the northern portion of Argentina, and the southern part of Bolivia is known as the ‘Lithium Triangle’ as it is projected to hold over 50% of the world’s known lithium deposits. The remaining production of lithium comes from hard rock mining that is mainly completed in Australia, portions of China and other various locations around the world.

EnergyX is innovating and pioneering the advancement of the LiTAS® platform, that combines different methodologies, such as absorption, solvent extraction, membranes and others, enabling the Company to attempt to (i) treat essentially any brine, regardless of its composition, (ii) provide a comprehensive process that produces battery-grade lithium, (iii) achieve industry-leading lithium recoveries, with very low impurities, and (iv) one of the lowest capital and operating costs in the industry. EnergyX is currently operating pilot plants in Chile and Texas and developing and implementing demonstration plants scaling its DLE technology at its locations in Chile and in the United States. EnergyX has a strong commitment to environmental sustainability, working to reduce carbon emissions and the ecological impact of energy production.

In January 2023, EnergyX formed a subsidiary named EnergyX Chile SpA, or EnergyX Chile, and in November 2023, acquired its first mining tenements in Chile to explore for lithium. The Company discovered lithium and is now developing its lithium enriched brine deposit in Chile, through EnergyX Chile, its wholly owned subsidiary. The Company is focused on developing these mining tenements near Salar de Punta Negra into a lithium producing asset with its LiTAS® technology and has named this Project Black Giant. The Company aims to produce 52,500 tons per annum (tpa) of lithium materials from Project Black Giant in Phase I & II of the development. In parallel, the Company is in the early stages of acquiring rights to mineral deposits and developing a project in the Smackover region of the United States through EXSO, LLC, a wholly owned Texas limited liability company subsidiary formed in December 2023, which we refer to as EXSO. We formed EXSO to hold the Company’s mineral rights and resulting lithium producing assets related to these onshore operations in Texas. Efforts related to EXSO have been named Project Lonestar, with which the Company intends to produce 30,000 tpa of lithium materials. Energy Exploration Technologies Argentina SAU, or EnergyX Argentina, a wholly owned Argentinian subsidiary of EnergyX, was formed in March 2024 to hold and manage potential operations in Argentina.

EnergyX has multiple potential business models which include selling lithium materials in the form of offtake from its projects, licensing its technology to existing resource owners who are looking to improve their production methods, and selling the consumable materials that it plans to make in-house (such as its ion exchange membranes). To that end, EnergyX has developed several formulations of its own ion exchange membranes, stack design, pilot equipment, as well as has procured commercial roll-to-roll membrane manufacturing equipment and has full-scale commercial designs for deployment of this technology at commercial scales. These are primarily intended for use at its own commercial facilities and for other customers in the lithium industry through its technology licensing business, but the Company recognizes additional opportunities to utilize membrane technology solutions in other industries such as carbon capture. The Company may produce the other consumables from underlying technologies such as adsorption and solvent extraction, which may create additional consumable business lines.

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Further, EnergyX is continuously researching and developing proprietary processes, including ideas to eliminate processing steps and produce various lithium material derivatives that may or may not be valuable in the future. One such process example is to go directly from concentrated lithium brine to lithium metal material. This innovation would drastically reduce the cost of lithium metal anodes, a core material for next-generation high energy density batteries. Beyond the various business descriptions above, EnergyX believes our technology may have additional applications within energy storage, mineral extraction, and processing of critical minerals being used for lithium battery applications, and we are interested in various other battery base metals and opportunities that present themselves related to such. EnergyX is continuously looking at new opportunities to partner, merge, or acquire lithium resources to expand its project portfolio, and always thinking forward towards its mission of becoming a worldwide leader in the global transition to sustainable energy. We continue to explore and research other applications as they become aware to us.

Lithium Production

Current lithium production originates in two main resource types, brine and hard rock, with a third prospective type being sedimentary clays that has yet to be commercially turned into marketable products. Both forms of brine and hard rock occur naturally in the earth, but the methods of extraction for each differ and each have an impact on the environment.

Hard rock mining has been around for centuries and miners over time have optimized their hard rock operations, but generally it involves digging an open pit hole with lots of heavy machinery that implicates the surrounding ecosystem. Once a deposit has been identified, hard rock lithium mining is a very intensive and expensive operation similar to typical ore mining. Lithium found in ‘hard rock’ are part of minerals hosted in pegmatites. Pegmatites are intruding rock units which form when mineral rich magma intrudes from magma chambers into the crust. As the last of the magma cools, water and other minerals become concentrated, the metal-enriched fluids catalyze rapid growth of the large crystals that distinguish pegmatites from other rocks. Pegmatites form thick seams called dikes that intrude into other rocks and can measure anywhere from a few centimeters to hundreds of meters. Within pegmatites is a lithium-bearing mineral known as Spodumene, which occurs as prismatic crystals that range in color to be either white, yellowish, purplish, yellowish-green or emerald-green. Lithium from pegmatites can be used to create lithium carbonate or lithium hydroxide. Australia is the leading producer of spodumene and therefore the industry leader in this respect. China also produces and processes spodumene for the ultimate processing of lithium carbonate or lithium hydroxide.

Lithium brine deposits are accumulations of saline groundwater that are enriched with dissolved lithium salts and other salts. Although abundant in nature, only select arid regions in the world contain brine with enough concentrated accumulation of lithium that can be extracted at a profit. Mining operators have built extensive settling ponds that use natural evaporation (through the sun and winds) to separate water and other salts from lithium. The operations begin by pumping the underground brine (essentially another name for very saline water) to the surface to be evaporated in a sequence of ponds, with each successive pond achieving a higher purity of lithium concentrate. Eventually, the salt concentration is increased to a point such that the crystal salt can be processed in a chemical plant and the remaining lithium carbonate extracted. Lithium collected through an evaporation process can be time- consuming (18 months processing time on average) and yields lower amounts of lithium depending on the starting concentration of lithium in the solution. In general, these evaporative ponds can concentrate and collect between approximately 20% to 40% of the lithium that originated in the initial feed brine. Chile and Argentina currently produce the majority of such brine-deposit lithium. Bolivia holds an abundance of brine rich lithium as well, though the country has not been able to successfully start any commercial lithium production operations to date. These brine solutions are also host to other resources such as potash and iodine, as well as numerous other salt-based minerals that have other uses or must be disposed of.

It is EnergyX’s belief that brine based resources present the greatest opportunity for future lithium production for several reasons. First, the ability to introduce new technologies that will disrupted and replace the evaporation ponds is a much bigger step change than any known technology change for hard-rock. The premise of improving recovery rate from 20% to over 90% lithium, improving processing time from 18 months on average to a few days, and decreasing the land footprint of ponds from tens of square miles to tens of acres (about 1/100th the footprint), are all drastic advantages. Further, lithium brine production is already more environmentally sustainable than hard rock mining, but with the introduction of DLE technology, this only improves the environmental standing. Finally, not only is brine the generally accepted large resource type, making up a greater percentage of known resources, reserves, and potential deposits, but the unit economics of lithium produced from brine using DLE is far more attractive than any other lithium material, especially hard rock.

Project Black Giant

Project Black Giant, located near the Salar de Punta Negra in Antofagasta Chile, is our flagship mining project. In November 2023, EnergyX Chile entered into an asset purchase agreement with Disruptive Electromobility SpA, a Chilean mining company, for the purchase of approximately 36,300 hectares of mining tenements in and around the Salar de Punta Negra, Antofagasta region, Chile, consisting of 127 exploration mining claims, and Multum Aurus 1 SpA, a Chilean mining company and an affiliate of Disruptive, for approximately 1,740 hectares of tenements in and around the Puerto de Mejillones, Mejillones, Chile, consisting of 6 mining concessions (Disruptive and Multum are herein referred to as the “Sellers”), in exchange for (i) a cash consideration to be paid to Sellers, (ii) a cash contribution to develop the Project Black Giant, allocated specifically for the operational and developmental needs of EnergyX Chile for the assets, (iii) a gross royalty on sales produced from the assets, and (iv) equity in EnergyX to be paid to Disruptive in the form of restricted stock units that convert into common stock of EnergyX upon meeting certain milestones and vesting parameters. EnergyX Chile has completed Phase 1 drilling to test for levels of minerals in the brine and have successfully found commercial quantities of lithium, verified by a third-party laboratory and qualified persons. It has built a camp on site and is undergoing environmental studies to ensure the project will have minimal impact on the environment. EnergyX Chile is in the process of seeking a CEOL, which is a governmental approval to commercially exploit the mine of lithium minerals. If the CEOL is not awarded, the path to commercial exploitation may be longer, and would entail either a partnership with the Chilean government on the project, or alternative legislative approval for third party entities to commercially produce lithium in Chile.

In March 2025 the Company received a consolidated pre-feasibility study for Project Black Giant that was compiled to a Front-End Loading 2 plus. According to the PFS, Project Black Giant can be developed in two modular stages that, when fully operational, are expected to produce an aggregate 52,500 tpa of battery-grade lithium carbonate equivalent from brine extracted at Salar de Punta Negra and processed through our direct lithium extraction technology.

The PFS adopts a closed-loop DLE flowsheet with an overall lithium recovery of approximately 96 percent from wellhead to final product. Spent brine is reinjected into the salar, preserving aquifer pressure and supporting long-term brine sustainability. Extensive pilot-scale testing in Antofagasta has operated continuously for more than twelve months and has produced between 20 and 25 kilograms LCE per week, providing key design data for commercial scaling. All major equipment packages have been budget-quoted by original equipment manufacturers. Total capital expenditures, or CapEx, are estimated at US $167 million for the initial 7,500 tpa train (Stage 1) and US $558 million for the subsequent 45,000 tpa expansion (Stage 2). Corresponding unit CapEx is projected at US $22,266 per tonne LCE for Stage 1 and US $12,410 per tonne LCE for Stage 2, placing Project Black Giant near the bottom of the global cost curve. Total operating expenditures, or OpEx are estimated at US $4,140 per tonne LCE for Stage 1 and US $2,944 per tonne LCE for Stage 2, reflecting the economies of scale inherent in the modular design and the elimination of evaporation ponds.

Assuming a long-term lithium carbonate price of US $21,000 per tonne, a 20-year mine life and an 8 percent discount rate, the PFS projects:

●	Stage 1 (7,500 tpa): post-tax Net Present Value (“NPV”) of approximately US $423 million and post-tax Internal Rate of Return (“IRR”) of 32 percent.

●	Full project (52,500 tpa): post-tax NPV of approximately US $3.1 billion and post-tax IRR of 44 percent.

Sensitivities run at a lower feed-brine grade of 300 milligrams per liter increased total CapEx by 17 percent and total OpEx by 4 percent, indicating robust project economics across a realistic grade range.

The PFS contemplates completing detailed engineering and permitting activities during 2025 and 2026, followed by construction of Stage 1 with mechanical completion targeted for the third quarter of 2027. The Stage 2 expansion would commence immediately thereafter, with full nameplate capacity expected by 2030. The modular approach allows each 7,500 tpa train to be fabricated off-site, thereby reducing construction time, limiting schedule risk and providing flexibility to align future capital outlays with market conditions.

Due to the positive nature of the PFS, the Company intends to progress to a definitive feasibility study upon completion of permitting milestones and additional infill drilling intended to upgrade Inferred resources to the Measured and Indicated categories. EnergyX’s management believes that the findings of the PFS validate Project Black Giant’s potential to become a large-scale, environmentally responsible source of lithium carbonate and to generate attractive risk-adjusted returns over a multi-decade asset life. Investors are cautioned that the PFS is preliminary in nature, relies on assumptions that may change, and includes Inferred resources that are considered too speculative geologically to be categorized as Mineral Reserves. Notwithstanding the foregoing, there are no guarantees that the economic forecasts set forth in the PFS will be realized. See “Risk Factors — Risks Related to Our Business and Industry — There is no assurance that the preliminary conclusions set forth in the Project Black Giant PFS will be realized within the projected timeframe or in accordance with the PFS’s assumptions” for more information.

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Project Lonestar

Project Lonestar is intended to be our second lithium-producing mining project. In November 2024, EXSO entered into a series of definitive option agreements with a Texas state redevelopment agency to secure the mineral rights on acreage owned by such agency in Northeast Texas, in the Smackover region. The Smackover is a geographical formation within which there is believed to be a high concentration of lithium in underground brine. The parties entered an option to purchase real property, which when exercised unlocks two remaining options to purchase additional property, as well as mine for brine and minerals. Under the option to purchase real property, EXSO has two years to exercise the initial option to purchase 82.5 acres of land, after which it has 5 years to exercise the second option to purchase an additional 250 acres. Upon EXSO exercising the first option to purchase 82.5 acres, it also has the right to exercise an option to lease for brine and minerals within 180 days across approximately 12,500 acres. Our purchase of the 82.5 acres is conditioned upon EXSO investing $100,000,000 in capital improvements upon the property, as well as creating 100 full-time jobs, within 5 years of purchase. If the condition is not met, the agency has a right of reverter, however EXSO can buy out the right of reverter for $5,000,000. On September 11, 2024 we entered a lease to an industrial space within which we are building a demonstration plant which we intend to support our future mining operations. The options are contingent on the lease remaining in place. The Company intends to expand its mineral rights position within Smackover.

LiTAS® DLE Technology

Through a combination of rights under patents, and work with our partners and by our employees we have developed a fundamental step-change to the extraction of lithium from brine and the evaporative ponds to a means of mechanical, chemical, and controlled separation, extraction, and refinery technology. Using LiTAS®, which is a mechanical and chemical separation process, we are able to achieve significantly lower cost for the advancement of high purity, battery grade, lithium materials. LiTAS® has the ability to efficiently extract and concentrate the lithium ions from salt brines using proprietary separation techniques. These separation processes are planned to drastically increase output, as well as reduce the operating expense and capital expenditure from the current evaporation pond method, making lithium more accessible to the exponentially growing battery and electric vehicle markets.

The core technology is protected in key worldwide jurisdictions through patents. As an energy technology company at our core, a major part of our strategy is to build upon this patent portfolio by filing many more of our own patent applications, as well as continuing to work closely with world-leading scientists and researchers developing further ground-breaking intellectual property. Our research and development team have completed work leading to a number of additional patent application filings and currently we are adding to an already comprehensive patent and patent application portfolio in various stages of filing status. We work closely with our relationships such as the University of Texas and General Motors, as well as several others to exploit the technology covered by such patents and patent applications.

During the third quarter of 2021, the Company exercised its option agreement with the University of Texas for exclusive rights to certain patent applications as part of a Patent License Agreement, which we refer to as the First UT Patent License Agreement. As part of the First UT Patent License Agreement, the Company paid for sponsored research at the University in the amount of $150,000 and was required to make annual fixed fee payments of approximately $25,000 plus royalty payments based on any revenue generated from the use of the licensed patents. In July 2022 the Company terminated the First UT Patent License Agreement with the University of Texas, as the Company did not utilize the licensed patents as part of its business, and relinquished all payment obligations, including fixed fees and royalties, due under the First UT Patent License Agreement.

In consideration for the Series B investment, during December 2022, the Company and General Motors LLC, or GM, entered into a Strategic Partnership Agreement, referred to as the Strategic Agreement, which contemplates a mutual interest in potentially collaborating on lithium related projects in the future, and demonstrates the cooperative relationship of the parties. As part of the Strategic Agreement, the Company will first offer GM the opportunity to collaborate together in the future in the following areas: (i) offtake for lithium products utilizing the Company’s technology relating to lithium extraction and lithium processing including the materials, equipment, software and processes (“EnergyX Technology’), for a double-digit percentage of the Company’s production, with an established mid 5-digit range cap; (ii) lithium project finance and development associated with EnergyX Technology; and (iii) lithium technology joint development work. If an opportunity to collaborate arises, the Company will provide GM with a written proposal describing the collaboration opportunity. The Strategic Agreement further provides if EnergyX Technology is utilized by a lithium supplier of GM and such relationship was facilitated by GM’s introductions, or the Company is selected as a lithium supplier to GM, the Company will provide “most favored nation” discounted pricing to GM for materials, products, equipment, services or license rights and for lithium offtake. Additionally, the Strategic Agreement provides that the parties will negotiate a license under commercially reasonable terms to any EnergyX Technology, if a license is requested by GM.

Brine Testing

We have developed strong business relationships with a number of the largest lithium producers operating brine-related evaporative pond infrastructure and chemical plant processing operations in South and North America. These relationships have been built based on the potential overall impact of our technology to their lithium extraction evaporative pond operations and the additional revenue and net profits, as well as increased market valuation our technology may provide for them. These customers interested in our LiTAS® technology have been providing us with sample brines from various stages throughout their process from well head brine to different points in their evaporative ponds for testing. Our laboratory facility in Austin, TX contains sample brines from essentially all of the top lithium mining organizations in the world and we have been testing these brines using our LiTAS® technology to analyze efficiency and increased lithium recovery rates. To date, the results have been incredibly positive and promising.

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We have also been testing the brine solutions from our Project Black Giant wells, as well as wells near our Project Lonestar site, and have obtained results indicating commercially viable lithium content. The brine solutions from each of the different South American and US groundwater reservoirs has individual characteristics and chemistries as well as different starting concentrations of lithium and impurity profiles. Our team of scientists have analyzed the specific characteristics of each sample received from customers. Due in large part to our extensive knowledge of the different brine characteristics, as well as the lithium extraction chemistry and process, we have been able to tailor our LiTAS® extraction process to each brine in order to optimize lithium recovery and selectivity and removal of other critical salt impurities. This tailored approach allows us to maximize the concentration and ultimate recovery of lithium from the source brine. Our testing results have shown large increases in lithium recovery rates compared to the existing conventional evaporative pond methods.

In addition to the different types of brine discussed in the preceding paragraph, we have also performed testing at a variety of scales, ranging from bench size (smallest) to our in-lab and in-field pilot plant. By testing our LiTAS® technology at various scales, we were able to uncover and resolve certain issues that only persist at specific sizes that otherwise might have been missed.

Pilot and Demonstration Plant Deployment

Over the course of the past 5 years, we have developed various sizes of pilot and demonstration plants and deployed them at our regional test beds or potential customer sites. We have constructed or are in the process of developing pilot and demonstration scaled plants with our manufacturing partners. Aspects of these pilot units can be installed in 40-foot shipping containers, each with a stand-alone independent, operational system that can be shipped to mining operations sites. The pilot plant containers include a control room and testing area for our operational team to prepare analysis of the brine testing in the field in cooperation with our customers. Our first pilot plant was deployed and operational in Salar de Uyuni in Bolivia, at a lithium reserve currently managed and operated by Yacimientos de Litio Bolivianos, or YLB. We have decommissioned that pilot plant in Bolivia to redeploy it at one of our other regional test beds where we have been conducting tests on various brines. Our subsequent pilot plants were deployed in Antofagasta, Chile and in Texas. We are now in the process of building demonstration plants in Chile and Texas.

The pilot plant in Bolivia was a major milestone for EnergyX and a validation of the testing work we had completed in the laboratory to that date, as well as the culmination of years of research completed at our partner universities and institutions across the globe. The pilot plants at our regional test beds in Chine and Austin, Texas continues to further demonstrate and validate enhancements in our DLE technology and our South American pilot plants are custom tailored to facilitate extraction for the different types of brines found in those regions.

After the successful completion of the pilot testing protocols, we have moved to a demonstration size facility that comes close to replicating the full commercial size scale-up of our operations prior to executing commercial contracts. We aim to have one or more demonstration size facilities in operation; one in the United States in 2025 and one in South America in 2025. We have targeted Chile for deployment of scaled operations to prioritize customers who utilize direct lithium extraction technology such as our own, as well as to supply our pilot and demonstration plants through the mining of brine conducted by our wholly owned subsidiary EnergyX Chile as part of Project Black Giant. In Argentina, we have temporarily paused operations to focus on other deployments. We have deployed pilot plants in the United States for internal validation of our existing and prospective resources, as well as for customers seeking to utilize DLE technology. One of the main metrics for a pilot plant is its lithium recovery rate. If its lithium recovery rate is over 90%, and the modeling of expenses gauged through process design engineering and feasibility studies are acceptable to the customer, we would anticipate moving forward from pilot to demonstration stages. We also aim to deploy a demonstration plant in East Texas, to be supplied in part or in whole by our anticipated future brine resources in the Smackover. The timeline of pilot and demonstration deployment may be delayed for a number of reasons including our operations of building systems and arrangements with partners to deploy such systems. The number and location of our pilot and demonstration deployments may change depending on the progress of our business development activities.

Commercialization and Fabrication

We are in the process of working with multiple engineering and design vendors in preparation for the eventual construction and deployment of our commercial facilities in South America, the United States, and globally. Our aim is to tentatively complete the engineering and final design work, while understanding that as our LiTAS® technology evolves, certain changes may be forthcoming. Our design will be developed as a pre-fabricated, modular configuration for the following reasons: (1) to enable construction of each commercial unit at a low cost in controlled facilities under an optimized assembly line, (2) to allow easy deployment in the field where complete units can be connected together with minimal in field labor, and (3) the ability to scale up capacity by adding incremental modular units to the configuration. This methodology was specifically designed to reduce capital costs of our processing equipment, reduce scale up schedule delays, and avoid stick build construction in remote locations.

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We believe the modular design configuration will lower the overall economic cost while also minimizing the time required to achieve full commercial operations. Modular units can be fabricated in advance as they will be constructed in a manufacturing facility, most likely in the United States, rather than on site in South America.

Lithium Metal and Next Generation Battery Program

EnergyX battery team is currently researching processing steps to go directly from lithium concentrated brine to lithium metal material. This innovation would drastically reduce the cost of lithium metal, a core material for next-generation, high energy density batteries.

EnergyX has conducted research and development on a variety of next-generation battery architectures and their potential components. We have made thousands of full coin cells and hundreds of pouch cells in our laboratory. The battery technology program is called SoLiS™ and uses some of the underlying elements of our core LiTAS® technology. Next generation batteries are essentially an extension and optimization of lithium-ion batteries. The fundamental way a battery can become better is by maximizing the energy density, while lowering the weight, and making it safer. The battery team at EnergyX made substantial progress in research and development, however, we have temporarily paused our battery initiative to focus on scaling the LiTAS® DLE Technology Program to produce lithium, as well as to conduct research on lithium metal, which can be used as an anode component.

EnergyX is currently developing a proprietary process to go directly from a form of lithium concentrated brine to lithium metal by circumventing the conventional high-temperature molten salt electrolysis process that has been in use for many decades. This innovation would drastically reduce the cost of lithium metal, a core material for next-generation high energy density batteries. If we are successful in developing this technology, then EnergyX is poised to be a key player in meeting several facets of the supply-chain to bring lithium metal batteries to market.

Technology as a Service Licensing Model

We are an energy technology company at our core, and as such, in addition to producing and selling lithium with our vertically integrated projects, part of EnergyX’s business model includes the plans to license our innovative LiTAS® and SoLiS™ technologies to customers in exchange for a fee. Any licensed LiTAS® commercial facilities will be built under our design specifications and management control, but will be either purchased from us, or leased from a third party, but will most likely not be carried on our balance sheet, unless licensed to a related party. The majority of the commercial facility processing equipment is off the shelf gear, designed to work in a certain manner within our LiTAS® technology portfolio.

We plan on entering into servicing agreements with customers who elect to use the LiTAS® technology. Service fees will likely be based on some combination of the amount of brine processed through the LiTAS® facility and the ultimate lithium carbonate, lithium hydroxide, and/or lithium materials (LCE) produced. Service fees may be fixed or variable based on customer requirements and financial considerations. We believe this service fee is projected to range but will be on a per metric ton of LCE produced basis, and subject to variance depending on the price of lithium in the market.

Competition

We face competition from other companies pursuing lithium technology development and upstream lithium resource development. The direct lithium extraction and battery industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of our LiTAS® technology from other DLE technology development companies. Such companies that are developing various separation processes or lithium resources intended to use DLE include but are not limited to POSCO, Rio Tinto, Eramet, SQM, Albemarle, Standard Lithium, Lithium Americas, Exxon, Koch Industries, Summit Nanotech, Lilac Solutions, Novalith, Adionics, Energy Source Minerals, and others. Companies that are developing next generation batteries include but are not limited to Toyota, Quantumscape, Solid Energy Systems, Solidpower, Factorial, and others. We may not be able to compete successfully against present or future competitors. We do not have the resources to compete with larger providers of similar services at this time. The direct lithium extraction and next generation battery industries have attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we do. Competition from existing and future competitors could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. However, to our knowledge, there are no companies that are attempting to develop both technologies similar to EnergyX. New technologies may be developed from research institutions, government agencies, and academic institutions that we may not have any licensed service agreements with at this time. Competition may also arise from, among other things:

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●	Other new or existing mining organizations including ‘hard rock’ miners and brine developers;

●	Other technologies and/or techniques that replace or are superior to our LiTAS® technologies; and

●	New nanotechnologies that currently do not exist or are not known today. Developments by others may render our technologies obsolete or noncompetitive.

Intellectual Property

Our intellectual property portfolio is comprised of a combination of issued patents, pending patents, trade secrets, and trademark rights. We have multiple patent applications filed in the United States and other select countries, including a number of utility patent application families related to compositions of matter, processes and methods, and articles of manufacture, each relating to the fabrication or use of our direct lithium extraction technology as well as battery technology. Our intellectual property plan is focused on seeking patent protection for our LiTAS® separation technology and processing approach, as well as our SoLiS™ battery program. Below is a list of the published patents and patent applications in our portfolio as of the date of this Offering Circular:

Systems and methods for recovering lithium from brines
Country	Application #	Publication Date
Australia	AU2021254665A	December 12, 2021
Canada	CA3136247A	November 12, 2021
China	CN202180003093A	January 11, 2022
Europe	EP21789600A	February 9, 2022
Israel	IL28746521A	December 1, 2021
Jordan	JOP20210311A	January 30, 2023
Mexico	MX2021013733A	December 10, 2021
Peru	PE2021001898A	February 1, 2022
United States	US12018347B	June 25, 2024

Systems and methods for direct production of lithium hydroxide
Country	Application #	Publication Date
Argentina	ARP220100261A	September 4, 2024
Argentina	ARP230102024A	October 30, 2024
Australia	AU2022218707A	August 1, 2024
Canada	CA3207938A	August 18, 2022
Chile	CL2023002305A	January 5, 2024
China	CN202280013422A	October 27, 2023
Europe	EP22753285A	December 20, 2023
Israel	IL30437923A	September 1, 2023
Japan	JP2023573013A	March 1, 2024
South Korea	KR20237030355A	October 11, 2023
United States	US202217802358A	January 18, 2024
United States	US202218264694A	April 11, 2024

Monovalent selective anion exchange membrane for application in lithium extraction from natural sources
Country	Application #	Publication Date
Australia	AU2022371664A	May 2, 2024
Canada	CA3235964A	April 27, 2023
Chile	CL2024001234A	August 30, 2024
China	CN202280069839A	June 7, 2024
Europe	EP22884732A	August 8, 2024
Mexico	MX2024004859A	May 6, 2024
United States	US202218701313A	March 6, 2025

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Lithiated metal organic frameworks with a bound solvent for secondary battery applications
Country	Application #	Publication Date
United States	US20240047690A	February 8, 2024

Systems and methods for direct lithium extraction
Country	Application #	Publication Date
Argentina	ARP220103186A	February 21, 2024
Australia	AU2022390900A	June 6, 2024
Canada	CA3239087A	May 25, 2023
Chile	CL2024001497A	September 27, 2024
China	CN118401475A	July 26, 2024
Europe	EP22896707A	September 4, 2024
Korean	KR20247020051A	July 19, 2024
United States	US202218710799A	January 9, 2025

Methods for lithium metal production direct from lithium brine solutions
Country	Application #	Publication Date
China	CN202380038193A	December 31, 2024
Europe	EP23767773A	December 18, 2024
Korea	KR20247033296A	November 19, 2024

Polymeric materials and methods for selective ion separation or transport
Country	Application #	Publication Date
United States	US202218546318A	July 11, 2024

Lithiated metal-organic frameworks with a bound solvent for secondary battery applications
Country	Application #	Publication Date
United States	US202218264457A	February 8, 2024

Monovalent anion selective membrane enabled by high concentration brine
Country	Application #	Publication Date
Europe	EP22890995A	September 11, 2024
United States	US202218706890A	December 19, 2024

Compositions, apparatus and methods for removing entrained organic materials from the effluent of a lithium extraction process
Country	Application #	Publication Date
United States	US2024014140W	August 8, 2024

Compositions and methods for extracting lithium from an aqueous solution
Country	Application #	Publication Date
United States	US2024030837W	December 5, 2024

An ion exchange membrane enabling monovalent anion and multivalent anion separation
Country	Application #	Publication Date
United States	US2024017246W	September 6, 2024

Compositions and methods for solid-state electrochemical cells
Country	Application #	Publication Date
United States	US2024030426W	December 5, 2024

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Reagent compositions, apparatus and methods for extracting lithium from mixed salts
Country	Application #	Publication Date
United States	US2024030845W	December 5, 2024

Compositions, systems and methods for removing impurities from lithium-containing aqueous solutions
Country	Application #	Publication Date
United States	US2024030852W	December 5, 2024

We have also filed federal trademark registration applications in the U.S. for the ENERGYX word mark and logo and the LiTAS word mark covering use with our goods and services. The applications for the ENERGYX word mark and logo are under examination and the LiTAS word mark application has been registered as of January 7, 2025.

In January 2023, the Company entered into a Second UT Patent License Agreement, which we refer to as the Second UT Patent License Agreement, with the University of Texas at Austin, or UT, for UT’s rights in intellectual property jointly owned with the Company pertaining to battery framework technology and selective ion separation or transport methodology. As part of the Second UT Patent License Agreement, the Company agreed to issue UT 12,500 shares of Common Stock, and, if the technology which the patents cover is commercialized, agreed to pay UT a 3% royalty of Net Product Sales and 2% of Net Lease Sales based on the two jointly owned patents. Execution fees for the Second UT Patent License Agreement total $0. The royalty is to be paid quarterly, however, to date, the patents have not been commercialized and therefore the Company has paid UT an aggregate of $0. As Milestone Events, the Company is obligated under the Second UT Patent License Agreement to maintain patent prosecution for the intellectual property and maintain the patents through payment of the 7.5 year maintenance fee required by USPTO. Both licensed patents are anticipated to expire in 2041. The Company may sublicense the patent rights so long as the sublicense agreement does not exceed the scope granted to the Company, the Company provides UT with a copy of any sublicense agreement, and the Company will remain responsible to UT for all duties and obligations contained in the Second UT Patent License Agreement. The Company, at its option, may terminate the Second UT Patent License Agreement by providing UT written notice of intent to terminate, and such termination will be effective 90 days following receipt of notice. UT, at its option, may terminate the Second UT Patent License Agreement immediately upon delivery of written notice to the Company of a breach of any non-payment provision. UT may also terminate the Second UT Patent License Agreement if UT provides written notice that the Company is in arrears of any payment, and the Company fails to make the required payment within 30 days of delivery of such notice.

In November 2020, the Company and ProfMOF AS, org, a company duly incorporated and existing under the laws of Norway, referred to as ProfMOF, entered into a Sublicensing Agreement for ProfMOF’s rights in intellectual property relating to metal organic framework compounds, which were originally licensed in June 2020 from Inven2, the fully owned technology transfer office of the University of Oslo. As part of the Sublicensing Agreement, the Company was required to make an up-front payment (including milestone payments) worth a total of $1,000, as well as semi-annual royalty payments with a sliding percentage scale between 1% and 7% based on the number of kilograms of the Licensed Product, as defined by the Sublicensing Agreement, the Company manufactured. Under the Sublicensing Agreement, ProfMOF shall defend any infringement within 30 days of becoming aware of such infringement. If ProfMOF does not take necessary steps to defend such infringement, the Company may at its own expense defend the Patent Rights as defined by the Sublicensing Agreement and deduct such costs from current or future royalty payments. The Sublicensing Agreement is effective until terminated. Due to the evolving nature of lithium technology, the Company has not commercialized the patented technology and thus has paid $0 in royalty payments.

We believe it is important to our success that we:

●	Obtain and maintain patents and other legal protections covering our proprietary art, materials, technology, inventions, applications of such, and improvements we consider important to our business;

●	Prosecute our patent and trademark applications and enforce our intellectual property rights;

●	Preserve the confidentiality of our trade secrets; and

●	Operate without infringing the patents, trademarks or proprietary rights of third parties.

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Government Regulation

The energy-technology and lithium-extraction industry faces extensive regulations at federal, state, provincial, and local levels in every jurisdiction where we operate or expect to operate. Global demand for critical minerals, evolving climate-policy objectives, indigenous communities, and heightened scrutiny of water use in arid salars continue to drive regulatory change. We monitor legislative proposals, such as potential U.S. mining-law reform, royalty adjustments and CEOL permitting in Chile, and Argentina’s contemplated lithium-export tax revisions, to gauge their impact on project timelines, capital requirements, and offtake economics. Although we cannot predict with certainty the scope, timing, or impact of future changes, our proactive engagement with regulators, Indigenous communities, and other stakeholders, together with our low-water-consumption DLE technology, positions EnergyX to comply with or exceed applicable standards. The principal regulatory regimes that currently affect, or that we reasonably expect will affect, our activities are summarized below.

United States Regulatory Environment

Federal Oversight

Project Lonestar™ in the Smackover region of East Texas, must comply with applicable federal environmental and safety laws. Key federal environmental statutes include the Clean Air Act, Clean Water Act, and Resource Conservation and Recovery Act, which governs air emissions, water discharges, and waste management, respectively. For example, any discharge of treated water or disturbance of wetlands would require permits under the Clean Water Act, and any significant air emissions from processing facilities would be subject to Clean Air Act permitting. We are also subject to the Safe Drinking Water Act’s Underground Injection Control program for any reinjection of brines, implemented in Texas by state authorities. In addition, we must adhere to federal workplace safety standards. Our drilling and plant operations in the United States will follow Occupational Safety and Health Administration regulations for general industry and construction safety, and if any activities are classified as mining, we would comply with Mine Safety and Health Administration requirements. Compliance with these federal regulations requires obtaining multiple permits and implementing operational controls to protect the environment and our workers.

State and Local Regulation

In Texas, where Project Lonestar is located, state law and agencies provide the primary regulatory framework. The Texas Railroad Commission, or the RRC, has clear jurisdiction over brine mining for lithium following recent legislative and rule changes. In 2023, Texas enacted Section 27.06 of the Texas Water Code confirming that the RRC regulates lithium brine production wells and the associated reinjection of spent brine. As such, we will be required to obtain RRC permits to drill and operate brine production wells, as well as permits for any Class V injection wells used to return processed brine to the aquifer after extracting lithium. The RRC’s rules mandate well construction and fluid handling standards designed to protect groundwater (e.g., casing and cementing of wells to isolate aquifers). The RRC is also seeking primacy from the U.S. Environmental Protection Agency for oversight of these Class V injection wells to streamline compliance.

In addition to RRC oversight, Project Lonestar must comply with state environmental regulations enforced by the Texas Commission on Environmental Quality, or TCEQ, and other agencies. For instance, any onsite water treatment or waste disposal will need to meet TCEQ standards, and if our lithium processing plant emits air pollutants (e.g. from power generation or chemical processes), it will require TCEQ air quality permits. We will also need to manage any solid or hazardous waste from our operations in accordance with Texas law and obtain any necessary waste disposal permits. Water usage is another critical aspect: although the brines we extract are saline and not used for drinking, Texas law treats underground water as the property of the surface landowner in absence of it being produced with oil and gas. Therefore, we may have to secure rights or agreements with surface owners to legally access and use the lithium-rich brine water on our project acreage should the RRC make a ruling that brine is classified as belonging to surface water owners as opposed to mineral owners.

The lands in our Texas project area are predominantly privately owned mineral estates. We have entered into option agreements and leases to acquire the rights to lithium in brine on the acreage from the mineral owner and surface owner for our acreage to date. Under these leases, we will typically owe royalties to the owners of the mineral (or water) estate based on a percentage of the value of lithium produced. While a standard royalty rate for lithium has not yet been firmly established in Texas, analogies to oil and gas leases and recent brine extraction proposals suggest that royalty rates could range from around 12.5% up to 25% of sales if royalties derive from the point of sale at brine. If the point of sale is further downstream after processing into battery grade lithium materials, the royalty would be significantly lower possibly in the range from 2-5% of sales. We anticipate negotiating royalty terms within typical Texas ranges for mineral extraction, recognizing that, as lithium is a new mineral for this region, terms will be subject to market factors and landowner expectations. In addition to private royalties, our Project Lonestar operations may become subject to state production taxes or severance taxes on produced lithium if Texas law is extended to cover lithium extraction; currently, oil and gas production in Texas is taxed, and a similar framework could be applied to lithium brine production in the future. We will monitor Texas legislative and regulatory developments on any such taxation. Finally, at the local level, we will comply with any county or municipal requirements, such as zoning, land use permits, road use agreements, or noise ordinances, applicable to drilling and operating our facilities, though our project is in a largely rural area where such regulations are limited.

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Chile

Project Black Giant™ near the Salar de Punta Negra, Antofagasta Region, is subject to a distinct set of laws and government controls, reflecting the strategic importance of lithium in Chile. Chile’s legal framework includes aspects of state ownership of lithium, mandatory environmental assessments, regulation of water rights, indigenous and community engagement protocols, and state-defined fiscal terms. These regulations collectively shape how lithium projects are structured, approved, and operated in the country.

Lithium Ownership and Mining Rights

In April 2023, the Chilean government announced a new National Lithium Strategy that increases state involvement in some new lithium projects. Under this policy, select future lithium developments will be structured as a public-private partnership with state control. Practically, this means our Project Black Giant may be developed in partnership with the Chilean State or a state-owned enterprise, however while Salar de Punta Negra was on the list of viable salar for exploitation under the National Lithium Strategy, it was not on the list of salars that require government partnership. The government has indicated that while private capital and technology, such as our direct lithium extraction technology, are welcome, the State will hold a controlling or majority interest in some of the new lithium venture of the most valuable salars. We are closely monitoring the implementation of this policy and engaging with Chilean authorities, including Codelco, one of the state-owned mining company tasked with spearheading new lithium projects, to structure our project in compliance with these requirements. Through our local subsidiary, EnergyX Chile SpA, we control over 100,000 acres of exploration concessions near the Salar de Punta Negra area. While these concessions give us the exclusive right to explore and evaluate mineral resources, they do not give us the right to commercially produce lithium independently. Transitioning to commercial production will require negotiating a special lithium production agreement with the Chilean government, called a CEOL, and/or entering a joint venture where a state-designated entity is our partner, like Codelco. Any such agreement will outline the terms of state participation and economic terms applicable to the project.

As of the date of this Offering Circular, EnergyX Chile is in the process of applying for a CEOL, which is a governmental approval to commercially exploit the lithium minerals. If the CEOL is not awarded, the path to commercial exploitation may be longer, and would entail either some form of partnership with the Chilean government on the project, or legislative approval for third party entities to commercially produce lithium in Chile.

Environmental and Water Regulation

The Chilean Environmental Impact Assessment System, or SEIA, requires that industrial and mining projects complete a formal review before operations begin. For Project Black Giant, we will submit a comprehensive environmental impact study, or EIS, which will analyze the project’s effects on water resources, air and soil quality, flora and fauna, and surrounding communities. The EIS will also include proposed mitigation and monitoring plans. Approval of our EIS by Chile’s environmental regulator, the Servicio de Evaluación Ambiental, or SEA, is a prerequisite for construction and operating permits. Given the ecological sensitivity of salt flat ecosystems and the nature of the DLE process, we expect water balance will be a focal point of review with respect to our future EIS. Further, any brine extraction or reinjection requires permits from the General Directorate of Waters under Chile’s Water Code. Moreover, recent legal reforms emphasize sustainability and may impose conditions to safeguard aquifers and ecosystems. While doubtful based on ongoing studies, if Project Black Giant overlaps with protected wetlands or Ramsar sites, additional approvals and mitigation will be necessary.

Additionally, Chile has enacted a Mine Closure Law which requires us to submit a closure and reclamation plan for our facilities, including bonding, to ensure proper cleanup at the end of the project’s life. We expect to develop measures for plugging and remediating wells, dismantling the lithium processing plant, and restoring any disturbed land in compliance with this law. Chilean regulators will oversee technical and safety aspects of our operations, from well design to plant safety, and ensure that we meet all requirements during construction, operation, and closure.

Community and Indigenous Engagement.

Chilean law requires consultation with affected communities during the project development process, including through the formal public participation mechanisms embedded in the environmental assessment framework. Salar de Punta Negra region may be considered home to indigenous populations, which would require us to comply with these laws and consult with affected indigenous populations. In addition to domestic laws, Chile has ratified international agreements that impose heightened obligations to consult indigenous groups. Where our activities may affect titled indigenous lands, we are required to secure approvals from both the relevant communities and government authorities. Even in areas not subject to formal land titles, we are committed to engaging with nearby communities to understand and address concerns related to water use, land access, and cultural preservation.

We intend to meet all consultation and participation requirements as established by environmental regulators, if applicable. These may include public information sessions, community advisory committees, collaborative monitoring programs, or benefit-sharing arrangements.

Royalties

The financial terms of lithium production in Chile are determined by a combination of government contracts and statutory taxes. Existing lithium contracts include price-linked royalty structures that rise with market prices. We anticipate a similar structure will apply to Project Black Giant, whether through a pure royalty agreement, production agreement or joint venture.

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In 2023, Chile enacted a new mining royalty law that applies ad valorem taxes on mineral sales and additional levies on operating profits, particularly for large-scale producers. Depending on its scope, this law may apply to our project. Therefore, we may incur a combination of production-based royalties and corporate income tax on any profits derived from lithium extraction. If applicable, the terms of these taxes and levies on operating profits will be defined through negotiations with the Chilean government. The government has stated its intent to maximize public revenue from lithium development, and our financial models incorporate significant royalty obligations accordingly.

Export Controls

Lithium exports in Chile are subject to national controls. As part of our development strategy, we plan to secure all necessary export licenses to ship lithium carbonate, hydroxide, or metal products. To support local value creation, we may in the future construct a lithium hydroxide refinery near the port of Mejillones to facilitate compliance with local processing and export requirements. However, our current plan is to only produce lithium carbonate from Project Black Giant™ and we have not taken any steps towards the construction of any such refinery.

Impact of U.S. Policy on Critical Minerals Sourcing and Compliance

Recent U.S. legislation, particularly the Inflation Reduction Act of 2022, or the IRA, has introduced sweeping requirements and incentives aimed at reshaping the electric vehicle supply chain. These developments are materially relevant to the lithium industry and to EnergyX’s strategy in both the United States and Chile. For example, Section 30D of the Internal Revenue Code, as amended by the IRA, offers federal tax credits for purchasers of new EVs.

To claim the mineral portion of the EV tax credit, or $3,750 of the total $7,500 incentive, a defined percentage of the battery’s critical minerals must be extracted or processed in the U.S., in a qualifying trade partner country, or be recycled in North America. This applicable percentage is 50% for vehicles placed in service in 2024, rising to 80% by 2027. Lithium produced at Project Lonestar and Project Black Giant meets the content rules for qualifying minerals. As such, we plan to structure our future supply agreements to provide documentation and assurances of origin, allowing our customers to confidently claim applicable credits. Because U.S. Treasury regulations require detailed tracing of value contribution across the mineral supply chain, we also intend to support customers by implementing tracking protocols and preparing chain-of-custody documentation from extraction through processing, including any refining steps performed in the U.S. or Chile.

Human Capital

As of the date of this Offering Circular, we have sixty-two (62) full-time employees and approximately seven (7) part-time employees and/or contractors worldwide. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees and contractors.

Facilities

The Company does not own any real estate. The Company currently leases several spaces used for offices, laboratories and warehouse space in Austin, Texas. The Company also has leases as property held by the Company’s subsidiaries in Texas, Chile, and Argentina. These leases are used for plant demonstration and warehouse space. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations, Commitments and Contingencies” for more information.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

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MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this Offering Circular.

Name	Age	Position
Teague Egan	36	Founder, Chief Executive Officer, and Director
Dr. Amit Patwardhan	50	Chief Technology Officer
Mayank Sharma	44	Chief Financial Officer and Treasurer
Michael Egan	85	Director
Kris Haber	53	Director
Stefon Crawford	38	Director
Paul Leggett	48	Director

Teague Egan is the Founder and CEO of EnergyX. He is responsible for all aspects of building the company into a future world leader in renewable energy technologies. His focus is on commercializing the LiTAS® and SoLiS™ technologies. Egan’s background is one of serial entrepreneurship, investing, inventing, and philanthropy. He has been investing in public sector energy assets and sustainable technologies since 2013. Mr. Egan is an alumnus of University of Southern California’s Marshall School of Business and received his bachelor’s degree in Entrepreneurship. After graduating from USC, Egan went on to complete the Executive Program in exponential technology including artificial intelligence, synthetic biology, and nanotechnology at Singularity University. Mr. Teague Egan is son to Mr. Michael Egan, a member of our board of directors.

Dr. Amit Patwardhan heads all technology development at EnergyX including both the LiTAS® program and the battery SoLiS™ program. Dr. Patwardhan started as a consultant with EnergyX in January 2020 and became a full-time employee in June 2021. Prior to joining EnergyX, Dr. Patwardhan held senior leadership roles with Rio Tinto (from September 2007 - May 2019), a global Fortune 500 company with over $40 billion in revenue, in their Industrial Minerals business group and corporate technology group. Dr. Patwardhan was the co-inventor of an innovative process to recover lithium values from a very large new mineral discovery in Serbia and led the process development and piloting of the process. He also led the process development of a lithium byproduct recovery project in Southern California. Dr. Patwardhan has experience with research, process and project development, process optimization and business improvement. Dr. Patwardhan has published over 50 articles in peer-reviewed journals and conferences and has served on National Committees of the Society of Mining Engineers for two terms. He received his BS degree in Chemical Engineering from the Indian Institute of Technology and his MS, PhD and MBA degrees from the Southern Illinois University.

Mayank Sharma is the Chief Financial Officer at EnergyX and has served in this role since June 2023. Most recently, Mr. Sharma was elected Treasurer by the Board on April 3, 2024. Mr. Sharma oversees all financial and accounting operations for the Company. Prior to joining EnergyX, Mr. Sharma served as Chief Financial Officer of Imperium3 New York, Inc., a lithium-ion battery manufacturing company from January 2022 to June 2023. Since 2019, Mayank has also served on the Board of Directors for TransTrac Technology Services Private Limited (d/b/a CredoPay), a payment processor company. From September 2006 to September 2019, Mayank served as a Director of Investment Banking at HSBC Bank PLC. From November 2019 to October 2021, Mr. Sharma served on the Board of Directors for EzSwype Business Solutions Private Limited, a merchant aggregator company. Mr. Sharma has a Bachelor of Computer Applications from University of Delhi, Diplôme d’Ingénieur (MS Engineering) from Centrale Supélec and Masters in Management from ESSEC Business School, Paris.

Michael Egan has served as a Director of the Company since 2019. Michael has spent over 35 years working in the travel industry. He started at Alamo Rent A Car, Inc. in 1973, became an owner in 1979, and became chairman and majority owner from 1986 to 1996 when he sold the company to AutoNation for $625,000,000. In 2000, AutoNation spun off the car rental division and he was named chairman and served in that position until 2003. Since 1996, Mr. Egan has served as the controlling investor of Dancing Bear Investments, Inc., a privately held investment company where he was the controlling shareholder of Nantucket Nectars and theglobe.com. Prior to his many business successes, Mr. Egan held various administration positions at Yale University and taught at the University of Massachusetts at Amherst. He is a graduate of the Cornell University School of Hotel Administration. Throughout his career, he has been presented with many honors and awards, including the prestigious Horatio Alger Distinguished American Award in 1997. Mr. Michael Egan is father to Mr. Teague Egan, the Founder, CEO, President, and Chairman of the Company.

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Kris Haber has served as a Director of the Company since April 2021. He is an American businessman who, over the course of his 30-year career, has led the growth and development of successful boutique and scaled global financial enterprises. Previously, Mr. Haber held various roles at Lazard Asset Management, LLC., a division of Lazard, LTD., a firm managing approximately $170 Billion in assets under management. He spent approximately 14 years at Lazard rising to Managing Director and Head of Alternative Investments. As a prominent figure within the investment arena, he has been engaged in a variety of control-oriented, middle market buyout, and early-stage investment acquisitions within technology, healthcare, and consumer products. During his tenure Mr. Haber has held the position of COO and Chairman of Safanad, LTD where he managed its business in the UK, UAE and US and teams responsible for 36 transactions. Previously, he held the position of COO and Partner at Advent Capital Management, LLC in New York, an advisory firm managing in excess of $11B on behalf of corporations, sovereign wealth funds and high net worth individuals, globally. As a seasoned veteran, Mr. Haber’s background combines experience including posts as CEO of Presidio Capital Group, LLC. and President of Threadneedle Investments NA, LLC a division of Ameriprise, Inc, a $900B asset management firm. Mr. Haber is engaged in various board level and philanthropic activities as a director, officer and advisor to corporate entities and non-profits. Haber is currently a partner at Investcorp.

Stefon Crawford has served as a Director of the Company from December 2022 through October 2024 and thereafter held a Board observer position on behalf of General Motors Ventures (GMV). On February 24, 2025, Stefon Crawford was re-designated as Series B Director by GMV. Stefon started at GMV in April 2016 as an Investment Analyst and was promoted in March 2018 to Associate and to Partner in February 2023. Prior to GMV, from March 2011 to March 2016, Stefon spent 5 years in financial services at Rocket Mortgage. Stefon has earned a Bachelor’s degree in Business Administration from Eastern Michigan University as well as Executive Certificates in Negotiation and Venture Capital from HBS, Wharton Business School, and HAAS School of Business, University of Berkeley California.

Paul Leggett has served as Director of the Company since January 2024. Paul also serves as Managing Director at Mithril Capital Management. Prior to Mithril, Mr. Leggett helped lead Morgan Stanley’s Clean Energy investment banking business with additional interests in energy policy, energy security and technology innovation. He also worked in Morgan Stanley’s Global Sustainable Finance and Mergers & Acquisitions groups. Mr. Leggett began his career in Natural Resources at Lehman Brothers. He is a member of the DOE HTAC, Sierra Club Clean Technology Leadership Council as well as a former Corporate Leader and current Term Member of the Council on Foreign Relations. He earned an MBA from the Darden School of Business at the University of Virginia and a BA in Political Economy from Tulane University.

Family Relationships

Except as set forth above, there are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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Board Leadership Structure and Risk Oversight

The Board of Directors oversees our business and considers the risks associated with our business strategy and decisions. The Board of Directors currently implements its risk oversight function as a whole. Board committees, when established, will also provide risk oversight in respect of its areas of concentration and reports material risks to the Board of Directors for further consideration. Currently there are 5 members of the Board of Directors. Of those five members, one is elected by our Series A Preferred Stockholders, one is elected by our Series B Preferred Stockholders, one is elected by our Founders 1 Preferred Stock, and the remaining directors are elected by our common stockholders and our preferred stockholders on an as-converted basis, voting together as a single class. With respect to these directors, certain of our preferred stockholders and certain members of our executive officers and other key management and shareholders have entered into agreements which require them to vote their shares in favor of electing certain individuals as members of our board of directors. See “Description of Securities — Certain Instruments and Agreements Effecting the Rights, Entitlements, and Obligations of Our Shareholders” for more information.

Term of Office

Officers hold office until his or her successor is elected and qualified. Directors are appointed to serve on the Board following the annual meeting of stockholders as appointed or until their successors have been elected and qualified as per the Certificate of Incorporation.

Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions;

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the company’s audit.

Under such definitions, we have one independent director. However, our Shares are not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not currently subject to any director independence requirements.

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EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2024 and 2023

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Equity Awards ($)(1)	All Other Compensation ($)	Total ($)
Teague Egan, Founder, Chief Executive Officer, President, and Director (2)	2024	300,000	-	-	300,000
	2023	300,000	-	-	300,000
Dr. Amit Patwardhan, Chief Technology Officer (3)	2024	275,000	-	45,000	310,000
	2023	250,000	4,775,000	23,100	5,048,100
Mayank Sharma, Chief Financial Officer and Treasurer (4)	2024	275,000	2,592,000	25,000	2,892,000
	2023	250,000	1,910,000	5,000	2,165,000
Michael Egan, Director	2024	-	-	-	-
	2023	-	-	-	-
Kris Haber, Director	2024	100,000	-	-	100,000
	2023	100,000	-	-	100,000
Stefon Crawford, Director	2024	-	-	-	-
	2023	-	-	-	-
Paul Leggett, Director	2024	-	955,000	-	955,000
	2023	-	-	-	-

(1)	Award amounts reflect the aggregate grant date fair value with respect to awards granted, as determined pursuant to FASB ASC Topic 718. The assumptions used to calculate the aggregate grant date fair value of option awards are set forth in the notes to the consolidated financial statements included in this Offering Circular. These amounts do not reflect actual compensation earned or to be earned by our named executive officers.

(2)	Our Founder and CEO, Teague Egan, entered into an employment agreement with the Company, effective November 1, 2021. He was not compensated for his services prior to such time. The Company reimburses Mr. Egan for reasonable business, travel, and related expenses.

(3)	Mr. Amit Patwardhan’s salary increased to $275,000 per year with an allocated annual bonus of $50,000 in 2024. Mr. Patwardhan beneficially owns 4,442,000 shares of Common Stock, consisting of (i) 794,000 shares of Common Stock issuable to Mr. Patwardhan upon exercise of a stock option granted to him under our 2021 Equity Incentive Plan, of which 4,206,000 Shares remain subject to vesting in accordance with the applicable award agreements, (ii) 1,920,000 shares of Common Stock issuable to The Point LLC, a Utah limited liability company owned by Mr. Patwardhan, upon exercise of stock options granted to him under our 2019 Equity Incentive Plan, (ii) 1,728,000 shares of Common Stock issuable to The Point LLC upon exercise of a stock option granted to that entity under our 2021 Equity Incentive Plan, of which 1,152,000 Shares remain subject to vesting in accordance with the applicable award agreement.

(4)	Mr. Mayank Sharma joined the Company in June of 2023 and received a moving expense allocation of $5,000. In August 2024, Mr. Sharma’s salary increased to $275,000 per year with an allocated bonus of $20,000. Mr. Manyak beneficially owns 348,000 shares of Common Stock issuable upon exercise of stock options granted under our 2021 Equity Incentive Plan, of which 4,052,000 Shares remain subject to vesting in accordance with the applicable award agreements.

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Director Compensation

Except as provided below, no cash compensation was paid to the Company’s directors for their service during the years ended December 31, 2024 or 2023.

Mr. Michael Egan received a restricted stock award in 2019 for services provided to the Company as a Director. The estimated fair market value of the restricted stock award as of the date of grant was approximately $2,400 to be amortized over the vesting term of four (4) years.

In 2021, Mr. Kris Haber entered into an advisory agreement with the Company as a Director. He receives $8,333 per month for assisting the Company as Vice Chairman of EnergyX in various functions. Additionally, Mr. Haber was granted a non-qualified stock option award agreement for 3,600,000 options where 2,400,000 options are subject to a four (4) year vesting schedule, provided that in January 2025 497,586 vested options were transferred to a third party, and 1,200,000 options are based on the Company reaching financing milestones including an IPO or liquidity event.

In 2024, Mr. Paul Leggett was granted a non-qualified stock option award agreement for 1,000,000 options vesting on a four (4) year vesting schedule.

Chief Executive Officer Stock Option Award Agreement

Pursuant to the CEO Stock Option Award Agreement, on March 8, 2022, we granted our CEO, Teague Egan, a non-qualified stock option award equal to options to purchase 7,718,516 shares of Common Stock under our 2021 equity incentive plan exercisable at $0.71 per share. In accordance with CEO Stock Option Award Agreement the stock option awards are subject to a vesting schedule upon completion and/or achievement of either (i) the number of operational milestones which include successful completion of LiTAS® demo plant, execution of purchase agreements or commercial plant contracts for specified amounts; or (ii) market capitalization milestones (,or MCM), which includes exceeding the requisite enterprise value threshold applicable to each MCM for a sustained period of time.

Employment Agreements

We have employment agreements with our CEO, Mr. Teague Egan, our Chief Technology Officer, Dr. Amit Patwardhan, and our Chief Financial Officer, Mayank Sharma. Each of the employment agreements provide a cash salary and participation in all employee benefit plans sponsored by the Company in addition to paid vacation time and reimbursement for reasonable expenses.

Mr. Egan’s employment agreement provides for equity-based awards as determined by the Board of Directors in its discretion. The term of Mr. Egan’s employment agreement is extended automatically unless terminated earlier by either party. The Company may terminate Mr. Egan’s employment agreement, for cause, as defined in the agreement, at any time, without any advance notice. Further, subject to the terms of the agreement, Mr. Egan may terminate employment with us, at any time for any reason or no reason at all, upon twelve (12) weeks’ advance notice. Subject to the notice provisions described in the agreement, Mr. Egan may terminate employment with us for good cause as defined in the agreement.

Dr. Patwardhan’s employment agreement provides for an annual base salary of $275,000 and stock option awards that vest over a period of 4 years and upon achieving certain milestones. Dr. Patwardhan is entitled to an annual cash bonus of $50,000. The Company may terminate Dr. Patwardhan’s employment for cause at any time, without any advance notice. Further, subject to the terms of the agreement, Dr. Patwardhan may terminate employment with us, at any time for any reason or no reason at all, upon six (6) weeks’ advance notice.

Mr. Sharma’s employment agreement provides for an annual base salary of $275,000 and stock option awards that vest over a period of 5 years and upon achieving certain milestones. Mr. Sharma is entitled to an annual cash bonus of $25,000 and relocation assistance of up to $5,000. The Company may terminate Mr. Sharma’s employment for cause at any time, without advance notice. Further, subject to the terms of the agreement, Mr. Sharma may terminate employment with us, at any time for any reason or no reason at all, upon two (2) weeks’ advance notice.

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EnergyX Equity Incentive Plan

We adopted our 2021 Equity Incentive Plan, referred to as the Plan, on December 22, 2021. The Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock grants, performance share cash awards as well as other equity-based awards. Shares issued under the 2021 Equity Incentive Plan will be shares of our Common Stock. Incentive stock options may be granted only to our employees and employees of any parent or subsidiary corporation. All other awards may be granted to our employees, directors or consultants and to employees, directors or consultants of any affiliated entity.

The Company may at its discretion, with prior authorization by its Board of Directors, increase the number of Shares authorized to be issued under the Plan. In general, shares subject to awards granted under the Plan that are not issued or that are returned to us, for example, because the award expires, is canceled, forfeited or terminated without issuance of the full number of Shares granted or the shares are retained by us in satisfaction of amounts owed with respect to an award or the shares are surrendered in payment of an exercise or purchase price or tax withholding, will again become available for awards under the Plan.

As of the date of this Offering Circular, we have reserved 57,246,454 shares of Common Stock for issuance under our 2021 Equity Incentive Plan, of which 34,421,783 Shares are issuable pursuant to outstanding awards and subject to vesting schedules, exercisable at prices ranging from $0.0255 to $1.54 per share. The reserve includes (i) an initial base of 50,842,680 Shares, (ii) 6,403,774 shares transferred from the 2019 Equity Incentive Plan pursuant to Section 14 thereof.

Separately, as of the date of this Offering Circular, 16,767,338 Shares remain issuable pursuant to outstanding awards and subject to vesting schedules under the 2019 Equity Incentive Plan, with exercise prices ranging from $0.008 to $0.0255 per share. The 6,403,774 shares available for grant under the 2019 Plan at the time of the current Plan’s adoption were incorporated into and are now governed by the Plan. As additional 2019 Equity incentive Plan awards lapse, their underlying shares are likewise transferred to the Plan reserve and will be governed by the Plan on issuance thereunder. The 2019 Equity Incentive Plan will terminate upon the exercise, cancellation, or termination, or forfeiture of all remaining outstanding awards.

The terms and conditions of the 2019 Equity Incentive Plan are substantially similar to those of the Plan, as described below.

Administration

Our Board of Directors or a committee of our Board of Directors will administer the Plan. The administrator has the power to determine when awards will be granted, which employees, directors or consultants will receive awards, the terms of the awards, including the number of Shares subject to each award and the vesting schedule of the awards, and to interpret the terms of the Plan and the award agreements. The administrator also has the authority to reduce the exercise prices of outstanding stock options if the exercise price exceeds the fair market value of the underlying shares, and to cancel such options in exchange for new awards, in each case without stockholder approval.

Stock Options

The Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code and non-qualified stock options. The exercise price of all options granted under the Plan will be priced according to the most recent 409A valuation performed by an independent third party. The term of an option award may not exceed 10 years.

The exercise price for any stock options may be paid by the grantee (i) in cash (including by a certified or bank check) or (ii) through a “cashless” exercise program established with a broker, by a reduction in the number of Common Stock otherwise deliverable to the grantee upon exercise of the option, by a combination of the two foregoing methods or through any other form of legal consideration as approved by the Company.

After the continuous service of an option recipient terminates, the recipient’s options may be exercised, to the extent vested, for the period of time specified in the option agreement and subject to any other applicable terms therein. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Right

The Plan allows for the grant of stock appreciation rights. Stock appreciation rights grant the grantee the right to receive, upon exercise, an amount payable in cash or shares equal to the number of Shares that is being exercised multiplied by the excess of (a) the fair market value of a share of Common Stock on the date of exercise, over (b) the exercise price specified in the applicable award agreement. Stock appreciation rights may be granted on its own or in tandem with an option granted under the Plan. Stock appreciation rights shall be subject to an exercise period of no longer than 10 years, calculated from the date of the grant.

Restricted Stock Awards

The Plan allows for the grant of restricted stock. Restricted stock awards are shares of our Common Stock or hypothetical Common Stock units having a value equal to the fair market value of an identical number of Shares, that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting that it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Shares of restricted stock that do not vest are subject to repurchase or forfeiture.

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Performance Share Awards

The Plan allows for the grant of performance share awards. The Company shall have the discretion to determine: (i) the number of Shares or stock-denominated units subject to a performance share award granted; (ii) the performance period, during which time certain performance goals must be met in order for the grantee to obtain the right to exercise (the Company shall determine in its discretion whether a performance goal was met during the applicable performance period); (iii) the conditions that must be satisfied for the grantee to earn an award; and (iv) the other applicable terms, conditions and restrictions.

Cash Awards and Other equity-based award Awards

The Plan allows for the grant of other cash awards and equity-based awards, subject to certain performance goals and vesting goals as the Company may determine in its sole discretion.

Terms of Awards

The administrator of the Plan determines the provisions, terms and conditions of each award, including vesting schedules, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Performance Criteria

The Plan includes the following performance criteria that may be considered, individually or in combination, by the administrator: (i) increase in share price; (ii) earnings per share; (iii) total stockholder return, (iv) return on equity, (v) return on assets, (vi) return on investment; (vii) net operating income, (viii) cash flow, (ix) revenue; (x) economic value added, (xi) personal management objectives; or (xii) other measures of performance selected by the administrator.

Transferability of Awards

The Plan allows for the transfer of awards only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent and in the manner authorized by the administrator. Only the recipient of an incentive stock option may exercise such an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent enlargement of the benefits or potential benefits available under the Plan, the administrator will make adjustments to one or more of the number of Shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the Plan and any other terms that the administrator determines require adjustment.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as described below, and as described under “Executive Compensation” and “Description of Securities — Certain Agreements Effecting the Rights, Entitlements, and Obligations of Our Shareholders”, there has not been, nor is there currently proposed, any related party transactions in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and any of our directors, executive officers, holders of more than 1% of our Common Stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

In November 2019, the Company entered into a convertible promissory note agreement with Egan Global Management LLC, wholly owned by our founder and CEO Teague Egan, for approximately $505,000 that was due and payable after October 31, 2021. In accordance with the conversion feature of the convertible promissory note, the note was converted into Preferred Series A shares on April 1, 2021. As of the date of this Offering Circular, no funding obligations exist between us and Egan Global Management LLC.

In September 2022, the Company entered into convertible promissory note agreements with Egan Global Management LLC, wholly owned by our founder and CEO Teague Egan, and separately with Michael Egan, each for $1,000,000 that were due and payable after December 31, 2024. In accordance with the conversion feature of the notes, both notes were converted into Preferred Series B shares on December 15, 2022. As of the date of this Offering Circular, no funding obligations exist between the Company and Egan Global Management LLC or Michael Egan.

Except as set forth above, none of our directors or executive officers have been involved in any transactions with us or any of our directors, executive officers, affiliates, or associates, which are required to be disclosed pursuant to the rules and regulations of the SEC.

We have also entered into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require the Company to indemnify a director to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for the Company.

Review, Approval, and Ratification of Related Party Transactions

The Board of Directors reviews and approves all related party transactions.

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PRINCIPAL STOCKHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our shares as of the date of this Offering Circular for (i) each of our named executive officers and directors; (ii) all of our named executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or any member of such group has the right to acquire within sixty days. For purposes of computing the percentage of our outstanding held by each person or group of persons named below, any shares that such person or persons has the right to acquire within sixty days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person. The share ownership numbers after the offering for the beneficial owners indicated below exclude any potential purchases that may be made by such persons in this Offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company at the address set forth on the cover page of this prospectus.

	Shares Beneficially Owned Prior to this Offering (1)
Name of Beneficial Owner	Common Stock	% of Common Stock	Founders 1 Preferred Stock (2)	% of Founders 1 Preferred Stock	Series A Preferred Stock (2)	% of Series A Preferred Stock	Series B Preferred Stock (2)	% of Series B Preferred Stock	Total Beneficial Ownership of Common Stock	% of Common Stock Beneficially Owned
Teague Egan, Founder, Chief Executive Officer, President, and Director (3)	77,962,500	70.60%	42,000,000	100.00%	2,086,092	9.81%	599,402	3.20%	123,750,638	57.21%
Dr. Amit Patwardhan, Chief Technology Officer (4)	-	-	-	-	-	-	-	-	4,442,000	2.05%
Mayank Sharma, Chief Financial Officer and Treasurer (5)	-	-	-	-	-	-	-	-	378,000	*
Michael Egan, Director (6)	600,000	*	-	-	-	-	599,402	3.20%	1,199,402	*
Kris Haber, Director (7)	-	-	-	-	13,591,836	63.93%	-	-	15,794,250	7.30
Stefon Crawford , Director (8)	-	-	-	-	-	-	-	-	-	-
Paul Leggett, Director (9)	-	-	-	-	-	-	-	-	312,500	*
All directors and officers (8 ppl)	78,562,500	71.16	42,000,000	100%	15,677,928	73.74%	1,198,804	6.41%	145,876,790	67.44%

* Denotes less than 1%

(1)	Based on 213,412,590 Shares outstanding on a fully diluted basis as of the date of this Offering Circular, consisting of, (i) 110,437,192 shares of Common Stock, (ii) 42,000,000 shares of Founders 1 Preferred Stock outstanding, (iii) 21,260,928 shares of Series A Preferred Stock outstanding, and (iv) 18,716,442 shares of Series B Preferred Stock outstanding, (v) 20,960,528 shares of Common Stock underlying vested, in the money options granted under our 2019 Equity Incentive Plan and 2021 Equity Incentive Plan, and (vi) 37,500 Shares issuable upon conversion of a warrant.

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(2)	Each share of Founders 1 Preferred Stock, Series A Preferred Stock, and Series B Preferred Stock is entitled to one vote per share on any matter which its holders are entitled to vote on and is convertible into one share of common stock at the holder’s option, in each case pursuant to our articles of incorporation. See “Description of Securities” for more information.

(3)	Mr. Egan, our Founder and Chief Executive Officer, beneficially owns 122,647,994 shares of Common Stock, consisting of: (i) 77,962,500 shares of Common Stock, (ii) 42,000,000 Shares issuable on conversion of Founders 1 Preferred Stock (iii) 2,086,092 Shares issuable on conversion of Series A Preferred Stock (iv) 599,402 Shares issuable on conversion of Series B Preferred Stock, each owned by Egan Global Management, LLC, a Puerto Rican limited liability company Mr. Egan controls, and 1,102,644 shares of Common Stock issuable upon exercise of a stock option to purchase a total of 7,718,516 Shares granted to him under our 2021 Equity Incentive Plan, of which 6,615,872 remain subject to vesting.

(4)	Mr. Patwardhan beneficially owns 4,442,000 shares of Common Stock, consisting of (i) 794,000 shares of Common Stock issuable to Mr. Patwardhan upon exercise of a stock option to purchase a total of 5,000,000 Shares granted to him under our 2021 Equity Incentive Plan, of which 4,206,000 Shares remain subject to vesting in accordance with the applicable award agreements, (ii) 1,920,000 shares of Common Stock issuable to The Point LLC, a Utah limited liability company owned by Mr. Patwardhan, upon exercise of stock options granted to him under our 2019 Equity Incentive Plan, (ii) 1,728,000 shares of Common Stock issuable to The Point LLC upon exercise of a stock option to purchase a total of 2,880,000 Shares granted to that entity under our 2021 Equity Incentive Plan, of which 1,152,000 Shares remain subject to vesting in accordance with the applicable award agreement.

(5)	Mr. Sharma beneficially owns 378,000 shares of Common Stock issuable upon exercise of stock options to purchase a total of 4,400,000 Shares granted under our 2021 Equity Incentive Plan, of which 4,052,000 Shares remain subject to vesting in accordance with the applicable award agreements.

(5)	Mr. Michael Egan owns 600,000 shares of Common Stock and 599,402 Shares issuable on conversion of Series B Preferred Stock held in his name. He does not beneficially own any other shares of Common Stock.

(6)	Mr. Haber beneficially owns a total of 15,794,250 shares of Common Stock, consisting of (i) issuable to him upon exercise of a stock option to purchase a total of 3,102,414 Shares granted under our 2021 Equity Incentive Plan, of which 900,000 Shares remain subject to vesting in accordance with the applicable award agreements and (ii) 13,591,836 Shares issuable on conversion of the Series A Preferred Stock owned by Obsidian Acquisition Partners, LLC, a Delaware limited liability company which Mr. Haber controls.

(7)	Mr. Crawford does not beneficially own any shares of Common Stock.

(8)	Mr. Leggett beneficially owns 312,500 shares of Common Stock issuable upon exercise of a stock option to purchase a total of 1,000,000 Shares granted to him under our 2021 Equity Incentive Plan, of which 687,500 Shares remain subject to vesting in accordance with the applicable award agreement.

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	Shares Beneficially Owned After this Offering (1)
Name of Beneficial Owner	Common Stock	% of Common Stock	Founders 1 Preferred Stock (2)	% of Founders 1 Preferred Stock	Series A Preferred Stock (2)	% of Series A Preferred Stock	Series B Preferred Stock (2)	% of Series B Preferred Stock	Total Shares of Common Stock on a Fully Diluted Basis	% of Common Stock on a Fully Diluted Basis
Teague Egan, Founder, Chief Executive Officer, President, and Director	77,962,500	70.60%	42,000,000	100.00%	2,086,092	9.81%	599,402	3.20%	123,750,638	57.14%
Dr. Amit Patwardhan, Chief Technology Officer	-	-	-	-	-	-	-	-	4,442,000	2.06%
Mayank Sharma, Chief Financial Officer and Treasurer	-	-	-	-	-	-	-	-	378,000	*
Michael Egan, Director	600,000	*	-	-	-	-	599,402	3.20%	1,199,402
Kris Haber, Director	-	-	-	-	13,591,836	63.93%	-	-	15,794,250	7.33%
Stefon Crawford, Director	-	-	-	-	-	-	-	-	-
Paul Leggett, Director	-	-	-	-	-	-	-	-	312,500
All directors and officers (8 ppl)	78,562,500	71.16	42,000,000	100%	15,677,928	73.74%	1,198,804	6.41%	145,876,790	67.38%

(1)	Based on 216,312,590 Shares outstanding on a fully diluted basis, consisting of, (i) 113,337,192 shares of Common Stock, including 2,900,000 shares of Common Stock sold or issued in this Offering, (ii) 42,000,000 shares of Founders 1 Preferred Stock outstanding, (iii) 21,260,928 shares of Series A Preferred Stock outstanding, and (iv) 18,716,442 shares of Series B Preferred Stock outstanding, (v) 20,960,528 shares of Common Stock underlying vested, in the money options granted under our 2019 Equity Incentive Plan and 2021 Equity Incentive Plan, and (vi) 37,500 shares of Common Stock issuable upon conversion of a warrant.

(2)

Each share of Founders 1 Preferred Stock, Series A Preferred Stock, and Series B Preferred Stock is entitled to one vote per share on any matter which its holders are entitled to vote on and is convertible into one share of common stock at the holder’s option, in each case pursuant to our articles of incorporation. See “Description of Securities” for more information.

We do not currently have any arrangements which if consummated may result in a change of control of our company.

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The following is a summary of the rights associated with our capital stock. For more detailed information, please see our certificate of incorporation, bylaws, and instruments governing the rights of the securities discussed below, which have been filed as exhibits to the offering statement of which this Offering Circular forms a part.

DESCRIPTION OF SECURITIES

General

On March 3, 2025, by written consent the Requisite Holders and the Majority Holders (as defined in the Company’s Certificate of Incorporation), approved a Fifth Amended and Restated Certificate of Incorporation allowing a two-for-one forward stock split, provided, that on a pre-split basis, the number of authorized shares of Series B Preferred Stock were reduced from 13,996,591 to 9,358,221, such that post-split the Series B Preferred Stock amounted to 18,716,442; and on a pre-split basis, the number of authorized shares of Common Stock were increased from 138,048,205 to 200,000,000, such that post-split the Common Stock amounted to 400,000,000; resulting in an increase to the Company’s total authorized capital stock from 183,675,260 to 481,977,370 shares. In accordance with our articles of incorporation, each share of each series of our preferred stock is convertible into a number of shares of Common Stock at the conversion rates described below. See “ — Series B Preferred Stock”, “ — Series B Preferred Stock”, and “ — Series B Preferred Stock” for more information.

On March 21, 2025, the Company filed its Fifth Amended and Restated Certificate of Information with the Secretary of State of Puerto Rico. As part of the forward stock split, (A) every one issued and outstanding share of Common Stock was automatically converted into two fully paid and non-assessable shares of Common Stock and (B) every one issued and outstanding share of each series of the Company’s preferred stock automatically converted into two fully paid and non-assessable shares of the same series of the Company’s preferred stock.

The following is a summary of the rights associated with our capital stock pursuant to our articles of incorporation, as amended and restated from time to time, and other agreements and instruments affecting the rights, entitlements, and obligations associated with our capital stock:

Common Stock

Holders of Common Stock are entitled to one vote per share held on all matters submitted to a vote of the stockholders, including written consents in lieu of meetings. However, unless otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to our Certificate of Incorporation, as amended and restated, that affects only the terms of one or more outstanding series of Preferred Stock, provided that the holders of any such affected series are entitled to vote on such amendment (either alone or with the holders of any other such series). Cumulative voting is not permitted. The number of authorized shares may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote, in addition to any vote that may be required by the holders of one or more series of preferred stock. Notwithstanding the foregoing, pursuant to our articles of incorporation, our common stockholders are entitled to elect a single director to our board of directors; provided that our preferred stockholders are entitled to vote with the common stockholders on an as-converted basis in any such election. See “ — Certain Instruments and Agreements Effecting the Rights, Entitlements, and Obligations of Our Shareholders — Articles of Incorporation” and “ — Certain Instruments and Agreements Effecting the Rights, Entitlements, and Obligations of Our Shareholders — Amended and Restated Voting Rights Agreement” for more information. The current director elected by the common stockholders (and preferred stockholders on an as-converted basis) is Teague Egan, our Chief Executive Officer.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of any series preferred stock.

Holders of our common stock have no preemptive, conversion or subscription rights and there is no redemption or sinking fund provision applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Our common stock may not be transferred without board approval. Any shareholder seeking approval of the board to transfer some or all of its shares must do so in a writing, delivered to the Company’s secretary, setting forth such shareholder’s name, that name of the intended transferee of the shares, the number of shares for which transfer is sought, and the purchase price, if any, for the shares.

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Series B Preferred Stock

Each share of Series B Preferred Stock entitles the holder to vote on all matters presented to the Company’s stockholders on an as-converted basis. This means each Series B share carries a number of votes equal to the number of shares into which it is then convertible. Our Series B holders vote together with common stockholders as a single class, unless otherwise required by law or by specific provisions of our certificate of incorporation. For example, our holders of Series B Preferred Stock are entitled, exclusively and as a separate class, to elect one member of our board of directors pursuant to our articles of incorporation. This director may be removed without cause only by the affirmative vote or written consent of the Series B holders. If no director is elected by the Series B holders, the corresponding seat remains vacant until one is duly elected by that group of holders. See “ — Certain Instruments and Agreements Effecting the Rights, Entitlements, and Obligations of Our Shareholders — Amended and Restated Voting Rights Agreement” for more information. The current Series B Director is Stefon Crawford of GM Ventures, our Series B lead investor.

Notwithstanding the foregoing, for so long as shares of Series B Preferred Stock remain outstanding, the holders of Series B, voting together with the holders of Series A Preferred Stock on an as-converted basis, have the right to approve certain significant corporate actions. These include any merger, dissolution, liquidation, or similar corporate transaction; the creation or issuance of senior or parity securities; incurrence of significant debt; unapproved capital expenditures; stock repurchases or redemptions (subject to limited exceptions); declaration of dividends before satisfying preferred dividend rights; transfers of intellectual property outside the ordinary course; the issuance of blockchain-based assets; loans or guarantees; changes in the nature of the company’s business; and material modifications to equity plans or preferred rights. These rights terminate under defined conditions, including a qualified financing or dilution below a 5% threshold.

Each share of Series B Preferred Stock accrues dividends at an annual rate of 6% of its original issue price of $2.00, subject to adjustment for any stock dividend, stock split, combination, or similar recapitalization. Dividends accrue daily from the date of issuance, whether or not declared by the board of directors, and regardless of whether the company has legally available funds. These dividends are payable in preference to any dividend on junior securities, including common stock, except for dividends payable to our common stockholders solely in additional shares of Common Stock. Accrued dividends on the Series B Preferred Stock cease to accumulate upon the earlier of (i) the fifth anniversary of the original issue date or (ii) the company’s issuance of a new series of preferred stock. After that time, Series B holders are entitled to receive dividends on a non-cumulative basis, if, when, and as declared by the board of directors, and still in preference to junior equity, subject to the same exceptions.

Each share of Series B Preferred Stock is convertible, at the option of the holder, into shares of Common Stock at any time. The number of shares issuable upon conversion is calculated by dividing the original issue price of $2.00 by the applicable conversion price then in effect, which initially equals the original issue price and is subject to adjustment for stock splits, stock dividends, recapitalizations, dilutive issuances, and other events as provided in the company’s certificate of incorporation. Conversion rights terminate at the close of business on the day prior to the effective date of any liquidation, dissolution, winding up, or deemed liquidation event, except with respect to the holder’s right to receive any preferential payments due under the liquidation preference. Upon conversion, fractional shares are not issued; instead, the number of shares issuable is rounded to the nearest whole share. The company is required to reserve sufficient authorized but unissued common stock to permit full conversion of all outstanding shares of Series B Preferred Stock. Upon conversion, all rights of the converted shares cease, and any converted shares are retired and cancelled. Holders must follow specified procedures to convert, including written notice and certificate delivery (or, if lost, an affidavit and indemnity). The company must issue the applicable number of shares and pay any declared but unpaid dividends on the converted shares as soon as practicable after conversion.

Additionally, each outstanding share of Series B Preferred Stock will automatically convert into common stock at the then-applicable conversion rate upon the earliest to occur of: (a) the closing of a firm-commitment underwritten public offering of the company’s common stock under an effective registration statement pursuant to the Securities Act of 1933, as amended, in which the common stock is sold at a price per share of at least three times the original issue price of the Series B Preferred Stock (as adjusted for any stock split, dividend, combination, or similar recapitalization), resulting in at least $150,000,000 in gross proceeds to the company, and the common stock is listed for trading on the Nasdaq Global Market, the New York Stock Exchange, or another national securities exchange approved by the board of directors, including both Series B and Series A designated directors; (b) the initial listing of the company’s common stock on a national securities exchange through a resale registration statement that results in aggregate consideration to the company and the selling stockholders of at least $150,000,000, at a price per share of at least three times the Series B original issue price (as adjusted), and with exchange approval by the board of directors, including both preferred directors; (c) the consummation of a business combination, merger, acquisition, or similar transaction involving a special purpose acquisition company (SPAC) or its affiliate, in which the surviving entity’s equity is listed on an approved national exchange, and the transaction results in an implied price per share of at least three times the Series B original issue price (as adjusted) and aggregate cash or cash equivalent consideration to the company’s stockholders of at least $150,000,000; or (d) occurrence of an event or the passage of a date specified by the vote or written consent of the holders of the requisite percentage of Series A and Series B Preferred Stock, voting together on an as-converted basis. Upon such an event, all Series B Preferred Stock will convert automatically without further action by the holders. Following conversion, the shares may not be reissued. The Company will provide written notice of the mandatory conversion and, upon receipt, holders must surrender any certificates (or, if lost, an affidavit and indemnity) for cancellation. The company will then issue Shares and pay any declared but unpaid dividends on the converted shares.

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In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the company, or a deemed liquidation event, holders of Series B Preferred Stock are entitled to receive, before any payment is made to holders of common stock, an amount per share equal to: (i) one and one-half times the original issue price of $2.00 per share (subject to customary adjustments), (ii) any accrued but unpaid cumulative dividends, and (iii) any declared but unpaid dividends. However, if the available assets or consideration are insufficient to pay the full amounts owed to all holders of preferred stock, holders of Series B, Series A, and Founders 1 Preferred Stock shall share ratably in any distribution on a pari passu basis, in proportion to the full preferential amounts each holder is otherwise entitled to receive. After payment of the full liquidation preference, any remaining assets or proceeds will be distributed among the holders of Series B Preferred Stock and common stock on a pro rata basis, treating Series B shares as if converted to common stock immediately prior to the liquidation event.

Series A Preferred Stock

Each share of Series A Preferred Stock entitles the holder to vote on all matters presented to the company’s stockholders on an as-converted basis. This means each Series B share carries a number of votes equal to the number of shares into which it is then convertible. Our Series A holders vote together with common stockholders as a single class, unless otherwise required by law or by specific provisions of our certificate of incorporation. For example, our holders of Series A Preferred Stock are entitled, exclusively and as a separate class, to elect one member of our board of directors. This director may be removed without cause only by the affirmative vote or written consent of the Series A holders. If no director is elected by the Series A holders, the corresponding seat remains vacant until one is duly elected by that group of holders. See “ — Certain Instruments and Agreements Effecting the Rights, Entitlements, and Obligations of Our Shareholders — Amended and Restated Voting Rights Agreement” for more information. The current Series A director is Kris Haber of Obsidian Acquisition Partners, LLC our Series A lead investor.

Notwithstanding the foregoing, for so long as shares of Series A Preferred Stock remain outstanding, the holders of Series A, voting together with the holders of Series B Preferred Stock on an as-converted basis, have the right to approve certain significant corporate actions. These approval rights are identical to those approval rights set forth above with respect to our Series B Preferred Stock and terminate under the same defined conditions.

Each share of Series A Preferred Stock accrues dividends at an annual rate of 6% of its original issue price of $0.4083, subject to the same adjustment provisions applicable to Series B. Dividends accrue daily, regardless of declaration or availability of funds, and are payable in preference to junior equity, on a pari passu basis with Series B Preferred Stock. As with Series B, dividend accrual ceases upon the earlier of (i) the fifth anniversary of the original issue date or (ii) the issuance of a new series of preferred stock. After that time, dividends are payable only if, when, and as declared by the board, on a non-cumulative basis and in continued priority over junior securities.

The conversion rights of Series A Preferred Stock are substantially the same as those of Series B Preferred Stock, except that the original issue price is $0.4083 per share, subject to customary adjustments. Further, each share of Series A Preferred Stock will convert into common stock on a mandatory basis under the same conditions and at the same conversion rate framework as our Series B Preferred Stock. All procedural requirements, including notice, surrender of certificates, issuance of common stock, and cancellation of converted shares, apply equally to Series A shares.

Upon liquidation or deemed liquidation of our company, the Series A Preferred Stock is entitled to the greater of: (i) the original issue price of $0.4083 per share (subject to adjustment), plus any accrued but unpaid cumulative dividends and any declared but unpaid dividends, or (ii) the amount the holder would have received had the share been converted into common stock immediately prior to the liquidation event. However, if the available assets or consideration are insufficient to pay the full amounts owed to all holders of preferred stock, holders of Series B, Series A, and Founders 1 Preferred Stock shall share ratably in any distribution on a pari passu basis, in proportion to the full preferential amounts each holder is otherwise entitled to receive. Holders of Series A Preferred Stock do not participate in any residual distributions.

Founders 1 Preferred Stock

Each share of Founders 1 Preferred Stock votes with our common stockholders on an as-converted basis, except where our certificate of incorporation or applicable law provides otherwise. These shares carry the same general voting rights as common stock once converted. Notwithstanding the foregoing, the Holder of our Founders 1 Preferred Stock has the exclusive right, voting as a separate class, to elect one director. This director may only be removed by the affirmative vote or written consent of the Founders 1 holders. If the seat is vacant, it remains so until filled by a vote or consent of that class. See “ — Certain Instruments and Agreements Effecting the Rights, Entitlements, and Obligations of Our Shareholders — Amended and Restated Voting Rights Agreement” for more information. The current Founders 1 director is Michael Egan. Except as set forth above, the holder of our Founders 1 Preferred Stock is not entitled to separate protective voting rights over major corporate actions.

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Dividends on our Founders 1 Preferred Stock do not accrue automatically and are not payable at a fixed annual rate. Instead, they are payable only when, as, and if declared by our board of directors, and only to the extent permitted by the dividend rights of the Series A and Series B Preferred Stock set forth above.

Our Founders 1 Preferred Stock is convertible into common stock at the option of the holder at any time, at a conversion price equal to the original issue price of $0.0125 per share, subject to customary adjustments. Further, each share of Founders 1 Preferred Stock will convert into common stock on a mandatory basis under the same conditions and at the same conversion rate framework as our Series B and Series A Preferred Stock. All procedural requirements, including notice, surrender of certificates, issuance of common stock, and cancellation of converted shares, apply equally to the Founders 1 Preferred Stock.

Upon liquidation or deemed liquidation of our company, the Series A Preferred Stock is entitled to the greater of: (i) the original issue price of $0.0125 per share (subject to adjustment), or (ii) the amount the holder would have received had the share been converted into common stock immediately prior to the liquidation event. Unlike Series A and Series B, Founders 1 Preferred Stock does not include any cumulative or declared dividends as part of its liquidation preference. If the assets or consideration available for distribution upon liquidation are insufficient to pay the full amounts owed to all holders of preferred stock, holders of Series B, Series A, and Founders 1 Preferred Stock shall share ratably in any distribution on a pari passu basis, in proportion to the full preferential amounts each holder is otherwise entitled to receive. Holders of Founders 1 Preferred Stock do not participate in any residual distributions.

Other Securities

On April 9, 2022, the Company entered into a Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd, referred to collectively, GEM. Pursuant to the Share Purchase Agreement, upon a public offering (whether by an initial public offering, a reverse merger, acquisition/merger by/with a special purpose acquisition company or other similar go- public event), the Company is granted the option of selling shares of its Common Stock to GEM at a slight discount to the then-current publicly traded price in exchange for cash, up to an aggregate purchase price of $450,000,000. The Share Purchase Agreement contains several constraints, such as a limitation on the number of shares that the Company can sell to GEM in a sale transaction and certain controls relating to the period between each sale of shares to GEM. In addition to and concurrently with the Share Purchase Agreement, the Company has also agreed to grant a warrant to GEM, granting GEM the right to purchase 1.5% of all outstanding shares of the Company (excluding options and grant awards) upon a public offering at the public offering price per share. On April 9, 2025, the parties entered into Amendment No.1 to the Share Subscription Facility whereby the term of the Share Purchase Agreement was extended to April 9, 2026, and the Company may assign the Share Purchase Agreement to a controlled entity.

Certain Instruments and Agreements Effecting the Rights, Entitlements, and Obligations of Our Shareholders

Articles of Incorporation

In addition to the rights, entitlements, and obligations described above with respect to our capital stock, our articles of incorporation provide that (a) the holders of record of the shares of our Series B Preferred Stock, exclusively and as a separate class, are entitled to elect one member of our board of directors, referred to as the Series B Director; (b) the holders of record of our Series A Preferred Stock, exclusively and as a separate class, are entitled to elect one member of our board of directors, referred to as the Series A Director; (c) the holders of record of our Founders 1 Preferred Stock, exclusively and as a separate class, are entitled to elect one member of our board of directors, referred to as the Founders Director; (d) the holders of record of our Common Stock, exclusively and as a separate class, are entitled to elect one member of our board of directors, referred to as the Common Director; and (e) the holders of record of the shares of all capital stock of the Company, voting together as a single class on an as converted basis, are entitled to elect the Company’s remaining director, who is nominated by the prior directors, and is referred to as the Independent Director. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — Our common stockholders have only limited voting power and cannot on their own block or approve most corporate actions” for more information

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Further, while any shares of Series A or Series B Preferred Stock remain outstanding, the holders of at least two-thirds of the aggregate votes of those two series, voting together as a single class on an as-converted basis, must approve each of the following for such action to be effective: any merger, consolidation, SPAC business combination or other deemed liquidation event (as defined in our articles of incorporation), any voluntary liquidation, dissolution or winding-up of the Company, any sale, lease, transfer or exclusive license of all or substantially all of our assets, any authorization or issuance of capital stock that would rank senior or pari passu to the Series B Preferred Stock with respect to dividends, liquidation or redemption, any incurrence of indebtedness that would cause our aggregate outstanding borrowings to exceed $20,000,000 (other than equipment leases or board-approved bank lines); and any amendment to our articles of incorporation or bylaws that adversely affects the rights, preferences or privileges of the Series B Preferred Stockholders. These rights give the Series A and Series B Stockholders an effective veto over fundamental corporate transactions and strategic financings, even when the same transactions are approved by a majority of the votes cast by the holders of our common stock. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — Protective veto rights held by our Series A and Series B Preferred Stockholders could prevent or delay a transaction that common stockholders might consider advantageous” for more information

Under Puerto Rico law and our articles of incorporation, the number of shares of Common Stock we may issue can be increased or decreased by the affirmative vote of a majority of the votes represented by all outstanding shares of capital stock voting together as a single class. A separate vote of the common stock class is not required unless the amendment would alter the power, preference or special right of that class. As a result, the voting power of common stockholders may be diluted without their separate approval. As of the date of this Offering, the votes held by common stockholders other than our Chief Executive Officer as beneficial owner of Egan Global Management, LLC, our largest common stockholder, constitute only 17% of the voting power of our company. Since our preferred stockholders, on an as-converted basis, are entitled to vote on each matter our common stockholders are entitled to vote on, together with our common stockholders as a single class, our common stockholders have limited to no right to approve any matter brought to the shareholders for a vote if our preferred stockholders vote together. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — Our common stockholders have only limited voting power and cannot on their own block or approve most corporate actions” for more information.

Our board of directors may, without further stockholder approval, authorize the issuance of additional shares of blank check preferred stock ranking junior to our Series B Preferred Stock with respect to dividends, liquidation or redemption. However, any amendment or issuance that would create a series of preferred stock ranking senior or pari passu to the Series B Preferred Stock requires the prior consent of the Series A and Series B Preferred Stockholders voting together as a single class. This seniority block enables the incumbent preferred holders to prevent the Company from issuing securities that could be more attractive to an acquirer or investor than the existing preferred stock. Additionally, our board can designate any number of series of preferred stock that may rank senior to our common stockholders with respect to dividends and upon liquidation, with rights and entitlements that are more preferable than to those afforded to our common stockholders, which may convert into common stock at a rate determined by the board. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — Future issuances of blank check preferred stock could further dilute the voting power of our common stockholders and make it harder for you to influence corporate matters” for more information

Taken together, the protective-rights afforded to preferred stockholders, the board composition (and designation rights described below), the blank-check preferred authority subject to a seniority block, and the exclusive-forum provision could delay, defer or prevent a merger, tender offer or assumption of control that a majority of our common stockholders might otherwise deem favorable. Investors should carefully consider these provisions when evaluating an investment in our common stock.

Bylaws

Pursuant to our bylaws, no holder of any class of our capital stock, including the shares, may be transferred without the approval of our board of directors. Any shareholder seeking approval of the board to transfer some or all of its shares must do so in a writing, delivered to the Company’s secretary, setting forth such shareholder’s name, that name of the intended transferee of the shares, the number of shares for which transfer is sought, and the purchase price, if any, for the shares.

Further, our bylaws cannot be amended except by a majority of our directors, if via written consent, or by a majority of a quorum, if voting in person.

Amended and Restated Investors’ Rights Agreement

On December 21, 2022, in connection with our sale of Series B Preferred Stock as of the same date and as a condition of the purchase agreement for such shares, the Company entered an Amended and Restated Investors’ Rights Agreement with the holders of our Series A Preferred Stock, referred to as the Existing Investors.

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Under this agreement, the holders of a majority of the outstanding registrable securities (generally, the shares issuable upon conversion of our preferred stock) can, beginning on the earlier of (i) four years after the agreement date, or December 21, 2026 or (ii) 180 days after the effectiveness of a registered public offering (or any direct listing) of our shares, require us to register at least $15,000,000 of their shares, as converted basis, on Form S-1. The Company must give the other investors prompt notice and, within 60 days, file the registration statement covering all shares requested, subject to customary cutbacks and a limit of two such S-1 demands in total. Once we are eligible to use Form S-3, investors holding at least 20 percent of the registrable securities may instead demand a Form S-3 registration for at least $5,000,000 of shares; we must file within 45 days, and no more than one S-3 demand may be made in any twelve-month period. Further, if we propose to register any of our capital stock for sale (other than in certain exempt transactions), we must give each holder 20 days’ notice and allow the holders to include their shares, subject to underwriter cut backs. In any underwritten offering, whether investor-initiated or Company-initiated, the managing underwriter may reduce the number of shares sold for marketing reasons, but the investors’ shares cannot be cut back unless all other selling stockholders are first excluded, and in a Company-led offering the investors are generally entitled to sell at least 35 percent of the total shares being offered, unless the offering is our initial registered public offering. Our board may postpone a demanded registration once in any twelve-month period for up to 60 days if it concludes that the registration would materially harm the Company, for example by interfering with a pending acquisition or requiring premature disclosure of confidential information. Additionally, we are required to pay all registration expenses (other than selling commissions and similar expenses, which are borne pro rata by the selling holders).

The Investors’ Rights Agreement obligates us to provide the Existing Investors holding at least 4,000,000 shares of preferred stock (subject to customary adjustments), referred to as Major Investors, with the following ongoing financial and operational information, subject to certain limitations set forth in the agreement: (i) within 120 days after each fiscal year-end we must furnish audited, GAAP-compliant financial statements prepared by an independent public accounting firm of at least regional standing, (ii) within 45 days after the close of each of the first three fiscal quarters we must supply unaudited GAAP statements certified by our chief executive officer or chief financial officer; and (iii) during that same 45-day window we must also deliver a management-certified capitalization table detailing all outstanding shares of capital stock, options, warrants and other convertible securities (including conversion ratios or exercise prices) so that each Major Investor can calculate its ownership percentage. In addition, we agreed to grant each non-competitor Major Investor, together with its advisers, an inspection right. Pursuant to this inspection right, a non-competitor Major Investors may, at their own expense, inspect our facilities, review books and records and discuss affairs with management during normal business hours, provided it executes an acceptable confidentiality agreement. However, we are not required to share information with competitors or to disclose trade secrets, attorney-client-privileged materials or other data if doing so involves unreasonable effort or expense, and we may pause all information deliveries for up to 30 days before filing a registration statement when necessary to comply with SEC rules. With respect to these information and inspection rights, each Major Investor agreed to a customary confidentiality provision.

In addition to the demand registration, inspection, and information rights set forth above, the Investors’ Rights Agreement provides that each Major Investor has a contractual right of first offer on most new equity or equity-linked securities we may issue, referred to as New Securities. Specifically, before we sell New Securities to an outside investor, we must deliver a written offer notice describing the type, amount, price and terms of the proposed issuance to each Major Investor, who then has 20 days to elect to purchase, at the stated price and on identical terms, up to its pro-rata share of the New Securities. If some Major Investors decline, we will promptly notify the subscribing Major Investors who then have an additional 10 days to take their pro-rata portions of the unsubscribed balance. Any sale to Major Investors pursuant to this Right of First Refusal must occur no later than the later of 90 days after the original notice date and the first closing with external purchasers. If any New Securities remain after the election periods, we may sell that unsubscribed portion to third parties within the next 90 days, but only at a price no lower and on terms no more favorable than those offered to the Major Investors. Should we fail to sign a sale agreement within that window, or sign but not close within 30 days, the pre-emptive right revives, and the securities must be re-offered to the Major Investors. This right of first offer does not apply to: (i) certain exempted securities under our charter (such as equity plan issuances, certain acquisition consideration and other customary exclusions); (ii) shares sold in this Offering; (iii) additional Series B Preferred Stock we may issue under the Series B purchase agreement; or (iv) any issuance that would raise a foreign investor’s voting power above 9.9%. In lieu of the pre-sale process, we may choose to give notice within 30 days after issuing New Securities; in that case each Major Investor has 20 days to buy enough shares, at the same price and terms, to maintain its percentage ownership.

The rights and obligations governed under the Investors’ Rights agreement terminate upon the first to occur of (i) immediately before the consummation of an initial registered public offering, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a deemed liquidation event as defined in the Company’s articles of incorporation. In connection with any registration statement filed with the SEC, each Existing Investor agreed to a “market stand-off” that restricts sales or hedging of our securities for up to 180 days after the date of the final prospectus for an initial registered public offering of our securities (or up to 90 days after the final prospectus for a later offering) if requested by the managing underwriter.

Amended and Restated Voting Agreement

In connection with our sale of Series B Preferred Stock on December 21, 2022, the Company entered into an Amended and Restated Voting Agreement with each holder of Series A Preferred Stock and each investor in our Series B Preferred Stock on that date, which we refer to as the Investors, and certain other stockholders of our company, including our Founder and Chief Executive Officer, Teague Egan; Mr. Egan’s wholly owned Puerto Rican limited liability company, Egan Global Management LLC; Dr. Amit Patwardhan, our Chief Technology Officer; Kris Haber, a member of our board of directors; Obsidian Acquisition Partners LLC, a limited liability company controlled by Mr. Haber; and Michael Egan, a member of our board of directors, which we refer to collectively as the Key Holders. Collectively, the Investors and the Key Holders 83% of the voting power of our outstanding capital stock.

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Pursuant to the Voting Agreement, the Investors and the Key Holders agreed to vote all shares beneficially owned by them to elect at any meeting or in any written consent of the company’s stockholders, to elect (i) as the Series B Director, the person designated by the largest Series B Preferred Stockholder, currently General Motors Ventures, LLC, so long as that stockholder continues to beneficially own at least 625,000 shares of Common Stock (subject to customary adjustments), (ii) as the Series A Director, the person designated by the largest Series A Preferred Stockholder, currently Obsidian Acquisition Partners LLC, so long as that stockholder continues to hold at least 3,397,958 shares of Series A Preferred Stock, (iii) as the Founders Director, Michael Egan, our Chief Executive Officer’s father and the person designated for that board seat pursuant to the Voting Agreement, (iv) as the Common Director, the Company’s Chief Executive Officer, currently Teague Egan, or his successor, and (v) as the Independent Director, an individual nominated by the prior directors who has relevant industry experience.

In addition to the board designation right set forth above, in the event that our board and the holders of at least two-thirds in interest of the Investors, referred to as the Selling Investors, acting collectively and as a single class approve a sale of the Company (defined as a transaction or series of transactions which result in a third-party or group of third-parties acquiring a majority of the outstanding voting power of the Company, or a similar transaction), then each of the Key Holders and each non-Selling Investor shall (a) vote in favor of the sale, if such vote is required, (b) in the case of a sale of a majority in interest of the Company’s voting power, sell the same proportion of their common or preferred stock on an as converted basis, as is being sold by the Selling Investors, and to (c) take any action and execute any document which is necessary to carry out any such sale of the Company. To enforce the drag-along right, each Key Holder and Investor granted an irrevocable proxy and power of attorney, coupled with an interest, to the Company’s president, currently Teague Egan, or secretary, currently Simonida Tilton, authorizing them to vote their capital stock of the Company in favor of the transaction and execute transaction documents on their behalf if any Key Holder or Investor fails to do so. The agreement also prohibits any transfer that would result in a change of control unless all preferred holders are permitted to participate and the sale proceeds are allocated as if the transaction were a deemed liquidation event, unless waived by at least two-thirds of the Series A and Series B Preferred Stock voting as a single class.

The Investors and Key Holders also agreed to vote all shares beneficially owned by them in favor of any increase in our authorized capital stock to ensure sufficient reservation of common stock for issuance on the conversion of any shares of preferred stock.

The Voting Agreement may be amended, waived, or terminated only by a written instrument signed by (i) the Company, (ii) the holders of a majority of the then-outstanding common stock, and (iii) the Investors beneficially holding at least two-thirds of our common stock, voting together as a single class. The separate majority consent of the Founders 1 Preferred Stock is not required unless the change applies differently to that series of preferred stock than to others.

Amended and Restated Right of First Refusal and Co-Sale Agreement

Also on December 21, 2022, in connection with our sale of Series B Preferred Stock and simultaneously upon execution of the Investors’ Rights Agreement and the Voting Agreement, the Company entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement with the Key Holders under the Voting Agreement, and certain holders of more than 4,000,000 shares of preferred stock (subject to customary adjustments), referred to as the Major Investors. We refer to this agreement as the ROFR/Co-Sale Agreement.

Under the ROFR/Co-Sale Agreement, any Key Holder that wishes to sell its shares must first give the Company at least 45 days’ advance written notice of the proposed sale, including price, consideration, buyer identity and intended closing date. The Company then has 15 days to elect to purchase some or all of the shares on identical terms. If the Company declines to purchase all of the shares, it must promptly notify the Major Investors, who collectively hold a secondary right of first refusal to purchase a pro rata amount of the offered securities relative to their preferred stockholdings, within 10 days of receipt of that notification. Should any shares still be available after that period, the participating Major Investors will receive a final, ten-day over-allotment opportunity to purchase the unallocated shares on a pro rata basis according to their initial elections. Purchases must close no later than the later of (i) the Key Holder’s originally proposed closing date or (ii) 45 days after the original notice. Where the third-party deal involves non-cash consideration, our board determines its fair-market value, and the Company or investor buyers may pay the cash equivalent instead. This contractual right of first refusal supersedes any similar rights in our bylaws or earlier agreements.

If, after completion of the right of first refusal process described above, a Key Holder still intends to sell shares to an outside buyer, each Major Holder may tag along and sell a portion of its own shares in the same transaction. To exercise this co-sale right, the Major Holder must notify the selling Key Holder within 15 days after the Company has confirmed it will not purchase the shares itself. The number of shares a Major Holder may include is determined by a pro-rata formula that preserves its percentage ownership: the investor can sell the product of (i) the remaining block of shares being sold and (ii) the ratio of the investor’s fully diluted ownership to the combined fully diluted ownership of all tagging investors plus the Key Holder’s shares. Any shares a Major Holder agreed to buy under its secondary right of first refusal count toward its ownership for this calculation, and the Key Holder’s saleable block is reduced share-for-share by the investor participation.

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Upon any sale by the Key Holder and participating Major Investors to a third-party buyer, all cash or non-cash consideration is split among the parties according to the number and class of shares each actually sells; if an investor sells preferred stock, the price is adjusted to reflect the conversion ratio of such shares. Where the transaction constitutes a change of control in the Company, the aggregate consideration is allocated among the parties in the same order of preference that would apply in a liquidation under our charter. If the buyer refuses to purchase a participating Major Holder’s shares (or to sign a comparable purchase agreement), the Key Holder cannot proceed with the sale unless it simultaneously buys all tag-along shares from the investors on identical terms and resells them to the buyer at closing. Any transfer not completed within 45 days of the original notice lapses, and the Key Holder must restart the ROFR/co-sale process for any future sale. A transfer made in violation of these provisions is void, and the Major Holders may compel the Key Holder to purchase their shares on the mandated terms and recover their expenses. For purposes of this tag along and right of first refusal Estate-planning gifts, intra-entity re-allocations, certain Company repurchases, public-market sales under an effective registration statement, change-of-control events that follow the liquidation-preference waterfall, and transfers blocked by our board to competitors or sensitive counterparties are excluded from the co-sale requirements.

The ROFR/Co-Sale Agreement also sets forth specific categories of transfers that are exempt from the right of first refusal and co-sale provisions described above. In general, the agreement allows for certain exempt transfers by individual Key Holders, such as bona fide estate planning transfers, intra-entity distributions, and Company repurchases at cost, subject to similar notice and joinder requirements. More specifically, the ROFR/Co-Sale Agreement allows Teague Egan and Egan Global Management LLC to transfer, for consideration, their respective holdings of series A Preferred Stock and up to 6,385,926 shares of Common Stock, as adjusted for the forward stock split effective March 21, 2025.

The Right of First Refusal and Co-Sale Agreement may be amended, waived or terminated only by a written instrument signed by (i) the Company, (ii) Key Holders owning more than 50% of the shares held by all Key Holders, and (iii) Major Holders holding more than 50 % of the common-stock equivalents underlying all preferred shares held by the Major Holders, voting together as a single class on an as-converted basis. In connection with any registration statement filed with the SEC, each Key Holder agreed to a market stand-off that restricts sales or hedging of our securities for up to 180 days after the date of the final prospectus for an initial registered public offering of our securities (or up to 90 days after the final prospectus for a later offering) if requested by the managing underwriter.

Subscription Agreement for Our Shares

Market Stand-Off

Pursuant to the subscription agreement for our shares, investors in this Offering will agree to lock-up their shares if requested by the Company in the event of an underwritten public offering or direct listing on a public exchange of the Company’s securities or the closing of a merger or other business combination of the Company with a publicly-traded special purpose acquisition company following which the capital stock of the combined or surviving entity are listed for trading on a public exchange, they will not sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, lend, pledge, or otherwise transfer or dispose of any interest in any shares or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares during the 180-day period following the effective date of a registration statement or offering statement of the Company filed under the Securities Act. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The market stand-off provision in the subscription agreement for our shares could restrict your ability to sell your shares for at least 180 days after a public-market transaction and may be imposed without your direct consent” for more information.

Proxy

As a condition to their investment in our shares, each investor in this Offering will be required grant our Chief Executive Officer, currently Teague Egan, or his successor, an irrevocable proxy and power of attorney with respect to all shares you purchase. This proxy authorizes our Chief Executive Officer, acting alone and with full power of substitution, to vote or consent those shares, give and receive notices and communications, execute any instrument he considers necessary or appropriate, and take any other action he deems advisable to accomplish those purposes. The proxy is coupled with an interest, meaning it cannot be revoked by you; it survives your death, incapacity or, if you are an entity, any merger or reorganization, and it remains in effect until the earlier of (i) the closing of a firm-commitment underwritten public offering of our common stock or (ii) the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering our common stock. Except for acts of gross negligence or willful misconduct, our Chief Executive Officer will not be liable for actions taken in good faith under the proxy, and you will agree to indemnify and defend him against all losses arising from the exercise of this authority, subject to reimbursement by us if a court finally determines that any such losses resulted from his gross negligence or willful misconduct, in each case up to the amount of your purchase price for our shares. Any decision, act, consent or instruction of the proxy will be final, binding and conclusive on you, and we, our other shareholders and third parties may rely on it without liability. Finally, you agree to take any actions our chief executive officer, acting in good faith, considers advisable to reorganize your shares into a custodianship, special-purpose vehicle or similar structure designed to aggregate the interests of investors in this Offering. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The proxy provision in our subscription agreement grants our Chief Executive Officer broad authority to vote your shares, which could result in decisions contrary to your preferences” for more information.

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Certain Exclusive Forum Provisions

Our articles of incorporation and the subscription agreement for our shares provide that the federal and state courts located within the geographical boundaries of Puerto Rico will be the exclusive venue for resolving certain disputes arising under those instruments, unless we consent in writing to an alternative forum. The exclusive forum provisions do not apply to claims arising under the Securities Act, the Exchange Act, or any other federal securities laws. Section 27 of the Exchange Act provides that federal courts have exclusive jurisdiction over Exchange Act claims, and Section 22 of the Securities Act provides for concurrent state-and-federal jurisdiction over Securities Act claims. Accordingly, these provisions will not relieve us of our duty to comply with any federal securities laws and regulations, and we will not view them as a waiver by any investor of compliance with those laws. Notwithstanding the foregoing, these exclusive-forum and venue provisions may limit an investor’s ability to bring a claim in a judicial venue that it finds favorable for disputes with us, which may discourage lawsuits against us and our directors, officers and other employees. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — Our subscription agreement and articles of incorporation provide that the state and federal courts located within the geographical boundaries of Puerto Rico will be the exclusive venue and forums for certain disputes arising under those instruments, which could limit our investors’ ability to obtain a favorable judicial venue and forum for disputes with us” for more information.

Equity Incentive Plan

As of the date of this Offering Circular, we have reserved 57,246,454 shares of Common Stock for issuance under our 2021 Equity Incentive Plan, of which 34,421,783 Shares are issuable pursuant to outstanding awards and subject to vesting schedules, exercisable at prices ranging from $0.0255 to $1.54 per share. The reserve includes (i) an initial base of 50,842,680 Shares, (ii) 6,403,774 shares transferred from the 2019 Equity Incentive Plan pursuant to Section 14 thereof.

Separately, 16,767,338 Shares remain issuable pursuant to outstanding awards and subject to vesting schedules under the 2019 Equity Incentive Plan, with exercise prices ranging from $0.008 to $0.0255 per share. The 6,403,774 shares available for grant under the 2019 Plan at the time of the current Plan’s adoption were incorporated into and are now governed by the Plan. As additional 2019 Equity incentive Plan awards lapse, their underlying shares are likewise transferred to the Plan reserve and will be governed by the Plan on issuance thereunder. The 2019 Equity Incentive Plan will terminate upon the exercise, cancellation, or termination, or forfeiture of all remaining outstanding awards. The terms and conditions of the 2019 Equity Incentive Plan are substantially similar to those of the Plan. See “Executive Compensation — Equity Incentive Plan” for more information.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock to be issued pursuant to this Offering Statement will be DealMaker Shareholder Services, a division of DealMaker Securities LLC, a company incorporated under the laws of Delaware, USA, which agent is registered pursuant to Section 17A(c) of the Exchange Act.

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately following the sale of the maximum amount of Shares in this Offering, we will have 112,950,592 shares of Common Stock issued and outstanding. The shares will be freely tradable under federal securities laws unless issued to our “affiliates” as such term is defined in Rule 405 of the Securities Act. If you participate in this Offering and purchase more than 10% of our shares, you may be deemed an affiliate under the Securities Act and may be unable to freely transfer your shares. We or our transfer agent will require you to provide a legal opinion and other information necessary to determine your affiliate status.

Previously issued shares that were not offered and sold in this Offering, as well as shares subject to employee stock options, are or will be upon issuance, “restricted securities”, as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such shares, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of Shares then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this Offering Circular before selling shares pursuant to Rule 701.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this Offering Circular. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the IRS will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an entity or arrangement treated as a partnership;
●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, and does not address any special tax rules that may apply to particular Non-U.S. Holders, including, without limitation:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in stocks or securities, foreign currency dealer, U.S. covered expatriate, controlled foreign corporation or passive foreign investment company;
●	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;
●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or
●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our common stock. This summary also does not address the effects of other U.S. federal tax laws, such as estate and gift tax laws.

Each Non-U.S. Holder should consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

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Distributions

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “ — Dispositions of Our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate).

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the United States withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

The IRS Forms and other certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing with the IRS an appropriate claim for a refund in the form of a U.S. tax return. Non-U.S. Holders should consult their tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “ — Backup Withholding and Information Reporting” and “ — FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including United States withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain United States source capital losses (provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses), generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

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Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. At this time, we do not intend to list our securities on any national securities exchange, however, we may do so in the future. Non-U.S. Holders should consult their tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “ — Backup Withholding and Information Reporting” and “ — FATCA Withholding.”

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of distributions on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments, regardless of whether such distributions constitute dividends. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a United States office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related U.S. Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S. source dividends (including dividends paid on our common stock) and (ii) (subject to the proposed U.S. Treasury Regulations discussed below) the gross proceeds from the sale or other disposition of property that produces U.S. source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations applicable to certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds our common stock will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable U.S. Treasury Regulations and administrative guidance, withholding under FATCA generally will apply to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed U.S. Treasury Regulations eliminate FATCA withholding on payments of gross proceeds. Taxpayers generally may rely on these proposed U.S. Treasury Regulations until final U.S. Treasury Regulations are issued.

Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible application of FATCA in their particular circumstances.

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PLAN OF DISTRIBUTION

We are offering, on a best-efforts basis, up to 2,700,000 shares of Common Stock at $10.00 per share, for aggregate gross proceeds of up to $27,000,000, plus a 1.5% Transaction Fee. In addition to the Shares offered for cash consideration, we have reserved a fixed pool of 200,000 Bonus Shares for issuance in this Offering at no additional cost. See “ — Bonus Share Program” for more information.

The minimum amount you may invest in the Offering is $1,000 for 100 shares, and any additional purchases must be made in increments of at least $10, in each case in addition to a 1.5% Transaction Fee placed on each sale and collected by the Company to help offset the cost of investment processing fees. However, we reserve the right to waive this minimum and the Transaction Fee in our sole discretion. We generally process all investments in this Offering on a first-come first-served basis, subject to our final discretion, up to the maximum Offering amount identified on the cover page to this Offering Circular. Our management determined the price of our shares in this Offering without the input of an investment bank or other third party, based on consideration of the information set forth in this Offering Circular, the Company’s history and business prospects and the history of and prospects for our industry, the Company’s prospects for future earnings and the present state of our business and business plan, the general condition of the market at the time of this Offering, the recent market prices of and demand for publicly traded securities of generally comparable companies, and other factors deemed relevant to the Company.

Regulation A Rule 251(a)(2) limits us to an aggregate of $75,000,000 (including the value of the Bonus Shares issued in this Offering, valued at the $10.00 Offering price) in any rolling twelve-month period during the three years following qualification of this Offering, meaning that the maximum dollar amount of additional shares we may offer under Regulation A will increase over time as prior sales fall outside the applicable twelve-month look-back period. Following SEC qualification of this offering circular and the offering statement of which it forms a part, which is referred to herein as the Offering Circular and Offering Statement, respectively, and as additional capacity becomes available, we may file one or more post-qualification amendments under Rule 252(f)(2)(ii) to seek qualification of such additional Shares for sale in this Offering. However, we will not sell any additional Shares until the SEC qualifies each corresponding amendment. Prospective investors should also note that we may file offering circular supplements from time to time to raise the price per share in this Offering by up to 20% above the most recently qualified price; provided that any increase exceeding 20% or any fundamental change to the information in a qualified offering circular will require a post-qualification amendment that must be filed with and qualified by the SEC.

The Offering will remain open for a period of three years following the date of its qualification by the SEC, unless we terminate the Offering prior to such date, which we can do in our sole and absolute discretion. At least every 12 months after this Offering has been qualified by the SEC, we will file a post-qualification amendment to include the Company’s recent financial statements in accordance with the requirements of Regulation A. The Offering relates to a number of securities that we reasonably expect to offer and sell within three years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. While this Offering will be continuous and ongoing within the meaning of Rule 251(d)(3) of Regulation A, closings may take place from time to time over the term of this Offering in order to maximize economic efficiencies for the duration of this Offering. In any event, we intend to hold a Closing every four to eight weeks following the first Closing.

Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. The Company had previously entered into an agreement with one of our directors to assist in raising capital for the Company. The agreement has since been terminated and no directors or officers of the Company shall be compensated, whether in the form of commission or other remuneration, in connection with this Offering. At the end of this Offering, our officers or directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

We intend to market this Offering using both online and offline means. Online marketing may take the form of contacting potential investors through electronic media, television advertising and posting our Offering Circular or “testing the waters” materials on an online investment platform. All advertising will direct investors to our offering page. This Offering Circular will be furnished to prospective investors via download from the Company’s website available at www.investinlithium.com or invest.energyx.com, on a landing page that relates to this Offering.

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In compliance with Regulation A Rule 252(f), we will amend the Offering Circular and the Offering Statement of which it forms a part during the term of this Offering whenever doing so is necessary to correct information contained in therein or herein that has become false or misleading in light of existing circumstances, disclose that material developments have occurred, or disclose that there has been a fundamental change in the information initially presented in the Offering. Such amendments, if any, will not only correct any misleading information and provide material updates to the extent necessary, but will also provide updated financial statements, will be filed as an exhibit to the Offering Statement, and will be requalified by the SEC before we are able to continue selling our shares in this Offering.

Investors in this Offering will be required to pay us a transaction fee equal to 1.5% of the purchase price for their shares at the time of their subscription to help offset investment processing fees associated with this Offering. The Investor Processing fee is subject to the underwriter’s commission charged by DealMaker and is included in the calculation of the maximum underwriting compensation payable to DealMaker.

Bonus Share Program

The Company has established a fixed reservation of 200,000 Bonus Shares to be issued to Qualifying Investors on the terms and subject to the conditions and procedures set forth below, which we refer to as the Bonus Share Program. Investors who qualify for participation in the Bonus Share Program will receive a number of Bonus Shares equal to 20% of the number of Shares purchased in this Offering (i.e., one Bonus Share for every five shares purchased). We refer to the number of Bonus Shares each Qualifying Investor is entitled to under the Bonus Share Program as the Bonus.

Prospective non-Qualifying Investors should note that they will experience slightly greater dilution per dollar invested than Qualifying Investors who receive a Bonus. See “Dilution” and “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — If you do not qualify for Bonus Shares, the net tangible book value per share of the common stock you purchase will be diluted more than the shares purchased by investors who do qualify” for more information.

Qualifying Investors

A Bonus will be issued to any Qualifying Investor who meets one of the following categories:

●	Existing Shareholders of the Company as of the date of qualification of this Offering; or

●	Any person who purchases at least $5,000 of Shares in this Offering.

Terms of the Bonus Share Program

Each Qualifying Investor may qualify for a maximum of one Bonus with respect to any subscription agreement for our Shares. In the event an investor qualifies under more than one of the above categories, such Qualifying Investor will only be entitled to one Bonus. Qualifying Investors who execute more than one subscription for our Shares may receive additional Bonus Shares; provided that the Company accepts and performs a closing on such subscriptions prior to the depletion of the Bonus Share reserve.

Bonus Shares are allocated strictly on a first-come, first-served basis, beginning with the first sale of Shares in the Offering and continuing until all 200,000 Bonus Shares have been allocated or the Offering otherwise terminates in accordance with its terms. Once the 200,000 Bonus Share reserve is fully allocated, no additional Bonus Shares will be issued, and any later Qualifying Investors will not receive Bonus Shares. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The Bonus Share reserve is limited and may be exhausted before some eligible investors receive any Bonus Shares” for more information. Bonus Shares are the only bonus offered in this Offering; investors who do not qualify for, or do not receive, Bonus Shares will not receive cash or any other consideration in lieu thereof.

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The Company will not display any numeric tracker or countdown of remaining Bonus Shares on its website. Because allocation depends on the moment we accept a subscription and on the timing of the related closing, actual availability may differ from an investor’s expectations when a subscription is submitted. If we determine at any time after a Qualifying Investor submits a subscription, that the Bonus Share reserve has been exhausted, we will notify such person by email at least 24 hours before the scheduled closing, informing them that they will not receive Bonus Shares and that they have at least 24 hours to reconfirm their subscription despite that fact. Unless such Qualifying Investor reconfirms their subscription within the period set forth in the notification email, it will be cancelled, and our escrow agent will promptly return their investment funds without interest or deduction.

The Company may modify, suspend, or terminate the Bonus Share Program at any time, in its sole discretion, with respect to subscriptions that have not yet been accepted. If we perform any such modification, suspension, or termination, each affected Qualifying Investor will be notified via email and will have at least 24 hours to reconfirm their investment. If an affected Qualifying Investor does not reconfirm within the period set forth in the notification email, their subscription will be cancelled, and our Escrow Agent will promptly return their investment funds without interest or deduction. If a Qualifying Investor’s subscription is cancelled in this manner, such person will need to submit a new subscription under the revised terms if they still wish to participate in this Offering. We will not alter, suspend, or terminate the Bonus Share Program for any subscription that we have already accepted. No subscriptions will be accepted under materially changed Bonus Share Program terms until the relevant disclosure has been filed with, and if required, qualified by the SEC. Receipt of Bonus Shares is not guaranteed and is contingent upon both the availability of Bonus Shares at the time a subscription is accepted and the successful closing on that subscription prior to exhaustion of the 200,000 Bonus Share reserve. The Company makes no representation, warranty, or guarantee that any Qualifying Investor will receive Bonus Shares unless and until the Company accepts the investment, a closing occurs, and the applicable Shares and Bonus Shares are issued to the Qualifying Investor thereafter. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The Company may change or discontinue the Bonus Share Program at its discretion”, and “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The Bonus Share reserve is limited and may be exhausted before some eligible investors receive any Bonus Shares” for more information.

For purposes of compliance with the $75,000,000 rolling twelve-month aggregate offering limit under Rule 251(a)(2) of Regulation A, each Bonus Share shall be valued at the $10.00 per share offering price, notwithstanding that such Bonus Shares are issued for no additional cash consideration. See “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — Issuance of Bonus Shares reduces the Company’s ability to raise capital under Regulation A” for more information.

Subscription Process

You will be required to complete a subscription agreement available through our offering page at invest.energyx.com or www.investinlithium.com to invest in this Offering. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, excluding your principal residence. Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. If your subscription agreement is not complete or there is other missing or incomplete information, DealMaker will attempt to contact you to obtain any missing information. Your subscription agreement will be rejected if it is incomplete. The subscription agreement for our shares provides that all contractual matters arising out of the agreement will be governed by the Puerto Rico General Corporations Act of 2009. See “Description of Securities” for more information.

We may accept or reject your subscription agreement and investment funds at our sole discretion, at any time and from time to time. However, we will not issue your Shares until and unless we conduct a Closing. If we accept your subscription agreement and investment, we will send you confirmation of our acceptance. Until we conduct a Closing, your investment funds will be held in our escrow account, your subscription agreement will remain revocable, and your investment funds will be refundable. Once a Closing has occurred, your subscription agreement will become irrevocable, your investment funds will no longer be refundable, and we will issue your Shares. If we (i) reject your subscription for our Shares, (ii) accept your subscription for our Shares but do not perform a closing thereafter, or (iii) terminate the Offering before a Closing occurs following your subscription for our Shares, your investment funds will be promptly returned by our Escrow Agent without interest or deduction.

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Sales and other promotional materials presented in connection with this Offering may include information relating to this Offering, our past performance, property brochures, articles and publications, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our shares, these materials will not give a complete understanding of this Offering, our company or our shares and are not to be considered part of this Offering Circular or the Offering Statement of which it forms a part. This Offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in our shares.

DealMaker Securities, LLC

We have engaged DealMaker Securities, LLC, referred to as DealMaker Securities, as the broker-dealer of record to assist in the offering of our shares, together with its affiliated service providers, Novation Solutions Inc. O/A DealMaker, a technology provider, and DealMaker Reach, LLC which we refer to as Reach, a marketing advisory business. Neither DealMaker Securities nor its affiliates have investigated the desirability or advisability of investment in our shares, nor approved, endorsed or passed upon the merits of purchasing our shares. Under no circumstance will DealMaker Securities recommend any of our securities or provide investment advice to any prospective investor or make any securities recommendations to investors. DealMaker Securities is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based on DealMaker Securities’ and its affiliates’ anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of DealMaker Securities in this offering as any basis for a belief that it has done extensive due diligence. DealMaker Securities does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement or Offering Circular presented to prospective investors in our shares. All inquiries regarding this Offering should be made directly to our company. Neither DealMaker Securities nor any of its affiliates are acting as, and this Offering does not involve, a statutory underwriter.

Pursuant to FINRA Rule 5110, the aggregate compensation, including cash fees, advances not refunded, non-cash items, and any other amount paid to DealMaker Securities or its affiliates for services in connection with this Offering, will not exceed $1,277,150 assuming this Offering is fully subscribed. DealMaker Securities will monitor all fees to ensure compliance with this limitation. A description of the services DealMaker Securities and its affiliates will provide us in connection with this Offering follows, and the fees we will pay in exchange for those services, is set forth below.

Administrative and Compliance Related Functions

DealMaker Securities will provide the following administrative and compliance-related functions pursuant to our agreement:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into this Offering;

●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

●	Coordinating with third party agents and vendors in connection with performance of services;

●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether to accept the subscription agreement for the investor’s participation;

●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

●	Providing a dedicated account manager;

●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

●	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

●	Providing white-labeled platform customization to capture investor acquisition through the DealMaker’s platform’s analytic and communication tools;

●	Consulting with the Company on question customization for investor questionnaire;

●	Consulting with the Company on selection of webhosting services;

●	Consulting with the Company on completing template for the Offering campaign page;

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●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

●	Providing advice to the Company on preparation and completion of this Offering Circular;

●	Advising the Company on how to configure our website for the Offering working with prospective investors;

●	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for this Offering;

●	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and

●	Working with Company personnel and counsel in providing information to the extent necessary.

For these services, we agreed to pay DealMaker Securities a one-time $10,000 advance against accountable expenses for the provision of compliance services and pre-offering analysis, a commission equal to 3% of the gross proceeds from the sale of our shares in this Offering. If fully subscribed, the underwriting compensation paid to DealMaker Securities would be $891,530. It will not distribute or receive any compensation on the issuance of Bonus Shares.

Technology Services

Pursuant to our agreement, DealMaker will create and maintain the online subscription processing platform for this Offering. After the qualification of our offering statement and this Offering Circular, we will conduct this Offering through DealMaker’s subscription processing platform on our website, accessible via www.investinlithium.com or invest.energyx.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate.

For technology services, we will pay a one-time $5,000 advance, and $2,000/month for three months (total of $6,000) in accountable expenses. Once the Offering commences, we will pay $2,000/month for account management services not to exceed $18,000. The total compensation to be paid to DealMaker for these services is $29,000.

Marketing and Advisory Services

We have also engaged Reach to provide certain marketing advisory services, including guidance on the design and messaging of our creative assets, website design and implementation, paid media and email campaigns, offering page optimization, and strategic planning, implementation, and execution related to our capital raise marketing budget.

We have agreed to pay Reach a $20,000 advance, and $8,000/month for three months (total of $24,000) in accountable expenses. Once the Offering commences, we will pay $8,000/month for ongoing advisory services not to exceed $72,000. In addition, we may authorize, on a case-by-case basis, up to $300,000 for supplementary marketing services and media management. The total compensation to be paid to Reach is $416,000.

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LEGAL MATTERS

Bevilacqua PLLC has acted as our counsel with respect to the preparation of this Offering Circular and the Offering Statement of which it forms a part. The validity of the Shares covered by this Offering Circular and certain other legal matters as to Puerto Rican law will be passed upon by EnergyX corporate counsel and outside Puerto Rican counsel, as needed.

EXPERTS

The financial statements of our company appearing elsewhere in this Offering Circular have been included herein in reliance upon the report of Driven, PSC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the Shares. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information about us or our securities offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed thereto. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. We file ongoing reports and other information with the SEC. These reports and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC at www.sec.gov.

After the completion of this Offering, we will continue to file reports under Rule 257 of Regulation A. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Until we become or never become subject to the reporting requirements of the Exchange Act, we will furnish the following reports, statements, and tax information to each of our stockholders:

●	Reporting Requirements under Tier II of Regulation A. Following this Offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

●	Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending on the last Sunday of a calendar year, our board of directors will cause to be mailed or made available, by any reasonable means, to each of our stockholders, as of a date selected by the board of directors, an annual report containing financial statements of the Company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the board of directors. The board of directors shall be deemed to have made a report available to each stockholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system or (ii) made such report available on any website maintained by our company and available for viewing by the stockholders.

83

ENERGY EXPLORATION TECHNOLOGIES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2024 and 2023

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Energy

Exploration Technologies, Inc.:

Opinion

We have audited the accompanying consolidated financial statements of Energy Exploration Technologies, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“US GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Correction of Error

As discussed in Notes 2 and 13 to the consolidated financial statements, certain errors resulting in an overstatement of amounts previously reported for general and administrative costs for the year ended December 31, 2023, were corrected by the Company’s management during the current year as a result of how the Company accounted for its solicitation costs that were directly attributable to the actual offering of securities. Accordingly, amounts reported for general and administrative costs and additional paid-in capital have been restated in the 2023 consolidated financial statements to properly present retained earnings as of December 31, 2023, and correct the error. Our opinion is not modified with respect to that matter.

F-2

To the Board of Directors and Stockholders of

Energy Exploration Technologies, Inc.

Emphasis of Matter - Company’s Operations

As described in Note 8 to the consolidated financial statements, the Company has not commenced its operations and its future success depends on the achievement of profitable operations and obtaining the necessary financing. Our report was not modified with respect to that matter.

Emphasis of Matter - Stock Split

As described in Note 1 to the consolidated financial statements, the Company completed a 2-for-1 Forward Stock Split on March 21, 2025. The financial statements for 2024 and 2023 have been retrospectively adjusted to reflect the stock split. Our report was not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks.

F-3

To the Board of Directors and Stockholders of

Energy Exploration Technologies, Inc.

Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Driven, P.S.C.

License No. 329 Expires December 1, 2027 Guaynabo, Puerto Rico

March 30, 2025

F-4

ENERGY EXPLORATION TECHNOLOGES, INC.

CONSOLIDATED BALANCE SHEETS

	AS OF DECEMBER 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$36,019,781	$20,475,353
Accounts receivable	134,630	-
Prepaid expenses, deposits and other assets	2,062,997	3,731,180
Total current assets	38,217,408	24,206,533
Value-added tax asset	1,768,340	-
Property, plant and equipment, net	25,666,816	4,036,767
Intangible assets	5,508,090	2,131,824
Operating lease right of use asset	4,296,516	528,196
Financing lease right of use asset	265,317	301,801
Total assets	$75,722,487	$31,205,121
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,865,300	$2,398,577
Operating lease liability—short term	748,944	269,433
Financing lease liability—short term	62,924	68,444
Accrued and other liabilities	609,468	181,000
Total current liabilities	5,286,636	2,917,454
Lease liabilities:
Operating lease liability—long term	3,600,322	267,441
Financing lease liability—long term	173,639	185,212
Total liabilities	$9,060,597	$3,370,107
Stockholders’ equity:
Founders—1 preferred stock at $0.01 par value, 42,000,000 shares authorized, issued and outstanding in 2024 and 2023 (See Note 1)	420,000	420,000
Preferred stock—series A at $0.01 par value, 21,260,928 shares authorized, issued and outstanding in 2024 and 2023 (See Note 1)	212,610	212,610
Preferred stock—series B at $0.01 par value, 18,716,442 shares authorized, issued and outstanding in 2024 and 2023 (See Note 1)	187,164	187,164
Common stock at $0.01 par value, 400,000,000 shares authorized; 110,042,200 shares issued and outstanding in 2024 and 94,325,706 shares issued and outstanding in 2023 (See Note 1)	1,100,422	943,260
Warrants	75,000	75,000
Additional paid-in capital (See Note 1)	117,055,253	57,615,627
Accumulated deficit	(52,388,559)	(31,618,647)
Total stockholders’ equity	$66,661,890	$27,835,014
Total liabilities and stockholders’ equity	$75,722,487	$31,205,121

The accompanying notes are an integral part of these consolidated financial statements.

F-5

ENERGY EXPLORATION TECHNOLOGES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2024	2023
REVENUES:
Customer testing income	$385,000	$210,250
EXPENSES:
Salaries and consulting	11,236,068	8,565,602
Professional services	1,083,939	517,393
Research and development	1,665,213	1,718,231
General and administrative costs	5,120,687	2,061,349
Stock based compensation	2,404,518	817,282
Depreciation and amortization expense	657,437	333,633
Total expenses	22,167,862	14,013,490
OTHER INCOME, net	1,012,950	628,859
NET LOSS	$20,769,912	$13,174,381

The accompanying notes are an integral part of these consolidated financial statements.

F-6

ENERGY EXPLORATION TECHNOLOGES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2024 and 2023

	Preferred Stock	Common Stock	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE—December 31, 2022 (See Note 1)	$737,542	$933,506	$75,000	$38,905,733	$(18,444,266)	$22,207,515
Issuance of preferred and common stock (See Note 1)	82,232	9,754	-	19,656,172	-	19,748,158
Stock issuance costs	-	-	-	(1,763,560)	-	(1,763,560)
Stock based compensation	-	-	-	817,282	-	817,282
Net loss	-	-	-	-	(13,174,381)	(13,174,381)
BALANCE—December 31, 2023 (See Note 1)	$819,774	$943,260	$75,000	$57,615,627	$(31,618,647)	$27,835,014
Issuance of common stock (See Note 1)	-	157,162	-	70,527,145	-	70,684,307
Stock issuance costs	-	-	-	(13,492,037)	-	(13,492,037)
Stock based compensation	-	-	-	2,404,518	-	2,404,518
Net loss	-	-	-	-	(20,769,912)	(20,769,912)
BALANCE—December 31, 2024 (See Note 1)	$819,774	$1,100,422	$75,000	$117,055,253	$(52,388,559)	$66,661,890

The accompanying notes are an integral part of these consolidated financial statements.

F-7

ENERGY EXPLORATION TECHNOLOGES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023
CASH FLOWS USED IN OPERATING ACTIVITIES:	$(20,769,912)	$(13,174,381)
Net loss
Adjustments to reconcile net loss to net cash flows used in operating activities:
Stock based compensation	2,404,518	817,282
Depreciation and amortization	657,437	333,633
Non-cash lease activities	62,961	-
Loss on disposal of assets	216,625	207,028
Loss on asset write down	145,631	-
Changes in assets and liabilities that increase/(decrease) cash and cash equivalents:
Prepaid expenses and other assets	450,800	(3,915,092)
Accounts receivable	(134,630)	-
Value-added tax asset	(1,768,340)	-
Accounts payable	1,466,723	1,789,536
Accrued and other liabilities	152,727	712,207
Net cash used in operating activities	(17,115,460)	(13,229,787)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Additions of fixed assets	(21,383,668)	(2,610,987)
Additions of intangible assets	(3,053,088)	(2,131,824)
Net cash used in investing activities	(24,436,756)	(4,742,811)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Payments of financing lease	(95,626)	(64,295)
Issuance of preferred stock (See Note 1)	-	82,232
Issuance of common stock (See Note 1)	157,162	9,754
Additional contributed capital (See Note 1)	57,035,108	17,892,611
Net cash provided by financing activities	57,096,644	17,920,302
Net increase/(decrease) in cash and cash equivalents	$15,544,428	$(52,296)

CASH AND CASH EQUIVALENTS—Beginning of year	20,475,353	20,527,649

CASH AND CASH EQUIVALENTS—End of year	$36,019,781	$20,475,353

SUPPLEMENTAL CASH FLOW DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Total property and equipment included in accounts payable and accrued expenses	$353,618	$1,788,371
Total property and equipment included in deposits and other assets	$-	$3,209,918
Prepaid expenses reclassified to property and equipment	$1,235,634	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-8

ENERGY EXPLORATION TECHNOLOGES, INC.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2024 and 2023

1.	NATURE OF BUSINESS

Energy Exploration Technologies, Inc. (“EnergyX” or the “Company”) is an American-based global energy technology company formed on December 18, 2018 under the laws of the Department of State of the Commonwealth of Puerto Rico focused on developing technologies in energy storage and extraction of critical materials such as lithium. The Company plans to fundamentally change the way humanity is “Powering The Future™” and storing clean energy with breakthrough direct lithium extraction, refinery, and production technologies, more effective energy capture and/or energy storage solutions, and initially producing lithium materials for offtake (i.e. sales) into the battery material supply chain. EnergyX has a mission to become a worldwide leader in the global transition to sustainable energy, and plans on becoming one of the biggest lithium companies in the world.

The Company is developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles, consumer electronics, and various other applications and appliances. The Company’s objectives are to make lithium production more efficient, cost effective, and environmentally sustainable than existing conventional methods of production. EnergyX has developed several, comprehensive Direct Lithium Extraction (DLE) technologies that create a DLE platform which it has trademarked as LiTAS™ to process lithium enriched brines found in certain salt flats and other deposit types from around the world. Aspects of the LiTAS™ platform include, but are not limited to, technology verticals such as membranes, solvent extraction, and ion adsorption. EnergyX has approximately 120 patents or patent applications protecting varying aspects of its proprietary technologies, processes, and utilization.

It is believed that approximately 40% of the world’s lithium production today is sourced from brine resources coming from South America according to Benchmark Mineral Intelligence, a leading data intelligence firm for the minerals and battery supply chain. The northern portion of Chile, the northern portion of Argentina, and the southern part of Bolivia is known as the ‘Lithium Triangle’ as it is projected to hold over 50% of the world’s known lithium deposits. The remaining production of lithium comes from hard rock mining that is mainly completed in Australia, portions of China and other various locations around the world.

EnergyX is innovating and pioneering the advancement of the LiTAS™ platform, that combines different methodologies, such as absorption, solvent extraction, membranes and others, enabling the Company to attempt to (i) treat essentially any brine, regardless of its composition, (ii) provide a comprehensive process that produces battery-grade lithium, and (iii) achieve industry-leading lithium recoveries, with very low impurities, and one of the lowest capital and operating costs in the industry. EnergyX is currently operating pilot plants in Chile and Texas and developing and implementing demonstration plants scaling its DLE technology at both locations in Chile and in the United States. EnergyX has a strong commitment to environmental sustainability, working to reduce carbon emissions and the ecological impact of energy production.

In late 2023, EnergyX formed a subsidiary named EnergyX Chile SpA (“EnergyX Chile”), and acquired its first mining tenements in Chile to explore for lithium. The Company discovered lithium and is now developing its lithium enriched brine deposit in Chile, through its wholly owned subsidiary EnergyX Chile; for financial statement purposes, it shall be implied that using the term EnergyX or Company shall include its subsidiaries where applicable. The Company is focused on developing these mining tenements at Salar de Punta Negra into a lithium producing asset with its LiTAS™ technology and has named this “Project Black Giant.” The Company aims to produce 52,500 tons per annum (tpa) of lithium materials from Project Black Giant in Phase I of the development. In parallel, the Company is in the early stages of acquiring rights to mineral deposits and developing a project in the Smackover region of the United States through EXSO, LLC (“EXSO”), a wholly owned U.S. subsidiary of EnergyX. Efforts related to EXSO have been named “Project Lonestar,” with which the Company intends to produce 30,000 tpa of lithium materials. Energy Exploration Technologies Argentina SAU (“EnergyX Argentina”), a wholly owned Argentinian subsidiary of EnergyX, may hold and manage potential operations in Argentina.

F-9

EnergyX has multiple potential business models which include selling lithium materials in the form of offtake from the projects its developing, licensing its technology to existing resource owners who are looking to improve their production methods, and selling the consumable materials that it plans to make in-house (such as membranes). To that end, EnergyX has developed several formulations of its own ion exchange membranes, stack design, pilot equipment, as well as has procured a commercial roll-to-roll membrane manufacturing equipment, and has full-scale commercial designs for deployment at commercial scales. These are primarily intended for use at its own commercial facilities and for other customers in the lithium industry through its technology licensing business, but the Company recognizes additional opportunities to utilize membrane technology solutions in other industries such as carbon capture. The Company may produce the other consumables from underlying technologies such as adsorption and solvent extraction, which may create additional consumable business lines.

Further, EnergyX is continuously researching and developing proprietary processes, including ideas to eliminate processing steps and produce various lithium material derivatives that may or may not be valuable in the future. One such process example is to go directly from brine to lithium metal material. This innovation would drastically reduce the cost of lithium metal, a core material for next-generation high energy density batteries. Beyond the various business descriptions above, EnergyX believes our technology may have additional applications within energy storage, mineral extraction, and processing of critical minerals being used for lithium battery applications, and we are interested in various other battery base metals and opportunities that present themselves related to such. EnergyX is continuously looking at new opportunities to partner, merge, or acquire lithium resources to expand its project portfolio, and always thinking forward towards its mission of becoming a worldwide leader in the global transition to sustainable energy. We continue to explore and research other applications as they become aware to us.

In late December 2023, EXSO, LLC, was set up and formed to hold the Company’s land acquisition assets onshore US to be effective in 2024. As of the year ended December 31, 2024, the financial activity in EXSO was immaterial to the Company, but expects increased activity in 2025. In November 2024, EXSO entered into a series of option agreements with a political agency to secure the mineral rights on acreage owned by such agency in the Smackover region. The Smackover is a geographical formation within which there is believed to be a high concentration of lithium in underground brine. The parties entered into an option to purchase real property, which unlocks the two remaining options to mine for brine and minerals. Under the option to purchase real property, EXSO has two years to exercise the option to purchase 82.5 acres of land, after which it has 5 years to exercise the option to purchase the remaining 250 acres. Upon EnergyX exercising the purchase option for 82.5 acres, it shall have the right to exercise the option to lease for brine and minerals within 180 days across approximately 12,500 acres. The purchase of the 82.5 acres is conditioned upon EnergyX investing $100,000,000 in capital improvements upon the property, thereby creating 100 full time jobs, within 5 years of purchase. If the condition is not met, the political agency has a right of reverter, however, EnergyX can buy out the right of reverter for $5,000,000. The options are contingent on the lease in Hooks, Texas remaining in place.

On March 18, 2024, EnergyX Argentina, was set up and formed to hold and manage the assets and liabilities related to EnergyX Argentina’s operations to be effective in 2024. During 2024, EnergyX Argentina had no material assets and there was minimal financial activity in this subsidiary.

Forward Stock Split

On March 3, 2025, by written consent (“Written Consent”), the Requisite Holders and the Majority Holders (as defined in the Company’s Certificate of Incorporation), approved a Fifth Amended and Restated Certificate of Incorporation allowing a 2 for 1 forward stock split (“Forward Stock Split”), provided, that on a pre-split basis, the number of authorized shares of Series B Preferred Stock were reduced from 13,996,591 to 9,358,221, such that post-split the Series B Preferred Stock amounted to 18,716,442; and on a pre-split basis, the number of authorized shares of Common Stock were increased from 138,048,205 to 200,000,000, such that post-split the Common Stock amounted to 400,000,000; resulting in an increase to the Company’s total authorized capital stock from 183,675,260 to 481,977,370 shares. The Forward Stock Split did not modify or change the par value of the Common and Preferred shares.

On March 21, 2025, the Company filed its Fifth Amended and Restated Certificate of Information with the Secretary of State of Puerto Rico. As part of the Forward Stock Split, (A) every one issued and outstanding share of Common Stock shall automatically be changed, reclassified, separated and constitute two fully paid and nonassessable shares of Common Stock and (B) every one issued and outstanding share of Preferred Stock automatically shall be changed, reclassified, separated and constitute two fully paid and nonassessable shares of the same series of Preferred Stock.

The consolidated balance sheets as of December 31, 2024 and 2023 and the consolidated statements of changes in stockholders’ equity and cash flows have been retrospectively adjusted to reflect the Forward Stock Split.

In addition, the number of common shares into which EnergyX’s outstanding stock options and restricted stock as well as the options’ relevant exercise price per share were proportionally adjusted to reflect the Forward Stock Split. The number of shares authorized for issuance under EnergyX’s equity incentive plan were also proportionally increased to reflect the Forward Stock Split.

Lastly, EnergyX will issue new stock certificates to its shareholders in connection with the implementation of the Forward Stock Split through the Company’s equity management platform, Carta, and through the Company’s transfer agent, DealMaker Transfer Agent LLC, who will manage the exchange of stock certificates for certain Common shareholders.

F-10

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform with generally accepted accounting principles (“GAAP”) in the United States of America, and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company:

Correction of an Error and Restatement of Previously Issued Consolidated Financial Statements

During the year ended December 31, 2024, the Company determined that the accounting treatment of its solicitation costs associated with its issuing of stock through Regulation A+ investment offerings were incremental costs directly attributable to the actual offering of securities and should not have been considered general and administrative period expenses for the year ended December 31, 2023.

As such, the Company has restated its comparative consolidated financial statements as of and for the year ended December 31, 2023 (see Note 13 —Restatement of Previously Issued Consolidated Financial Statements for further details).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EnergyX Chile SpA, Energy Exploration Technologies Argentina SAU, and EXSO, LLC. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain expense accounts presented in the 2023 consolidated financial statements have been reclassified for comparative purposes in order to conform with the 2024 consolidated financial statement presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company had total cash and cash equivalents of $36,019,781 and $20,475,353, of which $30,905,707 and $19,526,953, were in invested cash equivalents, respectively.

Accounts Receivable

Accounts receivable include amounts billed from testing lithium-bearing brines provided by our customers for which we have contractual agreements in place. We do not have a history of uncollectible accounts, and as such, we do not estimate an allowance for credit losses.

Value-Added Tax (“VAT”) Asset

Value-added tax asset is from both capital and operating expenditures that we anticipate being refunded to EnergyX Chile SpA by the Chilean tax authority, Servicio de Impuestos Internos. The refund will be in the form of a tax credit against future tax liability.

Prepaid Expenses

Expenditures made to secure the use of assets or the receipts of services at a future date are charged to the prepaid account and are amortized based on the term and usage of the related asset or service.

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost. Expenditures for construction activities, and improvements are capitalized, while expenditures for operations and maintenance and general and administrative activities are charged to expense as incurred.

The Company depreciates property, plant, and equipment using the straight-line depreciation method (see Note 10 —Property, Plant, and Equipment for further details). Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gains or losses are recorded in the consolidated statements of operations.

F-11

Intangible Assets

Intangible assets consist of mineral rights related mining tenements in Chile. As of December 31, 2024 and 2023, the Company held 111,939 and 90,000 acres, respectively.

The carrying amount of mineral rights as of December 31, 2024 and 2023 was $5,508,090 and $2,131,824, respectively, which is determined based on the initial acquisition cost and other capitalized costs in line with the Company’s policies for capitalization of exploration and evaluation costs of its lithium projects.

In addition to the initial acquisition cost, there are future milestone-based share issuances from the Company to the seller, as defined in the purchase agreement, based upon certain operational metrics, which may or may not be achieved. The Company will periodically evaluate the carrying amount of mineral rights for impairment, considering factors such as changes in the asset’s potential for commercial extraction of lithium, market conditions, technological developments, and regulatory environment.

Further, in addition to the initial acquisition cost, a royalty shall apply as a percent of revenue generated from the brine from the mining tenements, in perpetuity with no limitation in years, minus any concessions per the agreement.

The useful life of mineral rights is currently undefined due to the inherent uncertainty associated with the estimation of lithium reserves, as well as the potential for technological advancements impacting extraction methods and economic viability. The Company has not begun amortizing the capitalized costs associated with exploration and development activities as of December 31, 2024.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, the carrying amount of the asset group is compared to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value of the assets, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed are reported at the lower of the carrying amount or fair value, less costs to sell.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Leases

The Company follows ASU 2016-02, Leases (Topic 842) to determine if an arrangement is a lease at inception. Lease right-of-use (ROU) assets represent the Company’s right to an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet in accordance with the short-term lease exception included within Topic 842. When the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any base lease payments made in advance and excludes non- lease components. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Accounts Payable and Accrued and Other Liabilities

Accounts payable balance represents all invoices the Company has received, while accrued and other current liabilities consist of payroll related accruals, short-term lease obligations, deferred revenue, and estimated accruals when work has been performed, but an invoice has not been issued.

F-12

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers.

The Company’s source of revenue is primarily generated from testing lithium-bearing brines provided by our customers. The Company recognizes revenue when phase testings or milestones are reached. The amount of revenue recognized reflects the contractual agreement in place for the customer.

The Company does not have any material contract assets or liabilities related to customer testing income.

Expense and Other Income Recognition

Expenses are recognized when incurred. Other income is recognized when earned, which primarily includes interest income, realized and unrealized gains on cash investments.

Research and Development

Research and development costs are charged to expenses as incurred. The Company is engaged in research and development of novel lithium extraction technologies with wide applications in ionic separations and selective ion transfer. Initial focus includes lithium separation and transport membranes, as well as adsorption, solvent extraction, and lithium chloride brine to lithium hydroxide and lithium metal direct conversion. The Company has developed such LiTAS™ technologies that exhibit selectivity between lithium and other problematic impurities in lithium extraction. Using our proprietary lithium separation technologies in greenfield or existing production processes, EnergyX can dramatically improve the lithium recovery rate of current extraction methods from brines.

Laboratory bench scale equipment and supplies have been purchased to aid the development of the company’s lithium processing and battery technologies. Several larger pilot systems have been purchased, and pre-commercial demonstration scale units are being procured for development at multiple test-bed sites. General laboratory and analytical equipment and supplies purchased includes analysis equipment for testing solution and samples.

Income Taxes

Income taxes are accounted for using an asset-liability method. Deferred income taxes and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets that, based on management’s evaluation, are not expected to be realized.

Tax benefits of uncertain tax positions are recorded only where the position is “more likely than not” to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax position as of December 31, 2024 and 2023.

Advertising

The Company has both general advertising campaigns and promotions, as well as advertising and general solicitation in the offering and sale of securities under Regulation A+ exemptions.

As part of capitalizing solicitation costs related to our offering and sale of securities, the Company assesses and determines whether the costs are 1) incremental and directly associated with the offerings, 2) were not considered period costs such as general advertising and promotions that are not considered costs of issuance, and 3) are not costs related to an aborted offering as per ASC 340, Other Assets and Deferred Costs, as well as Staff Accounting Bulletin (SAB) Topic 5.A, Miscellaneous Accounting.

General advertising – The Company expenses the cost of all general advertising campaigns and promotions as they are incurred. During the year ended December 31, 2024 and 2023, the Company expensed these advertising costs of $262,320 and $113,343, respectively, to sales and marketing expense.

Regulation A+ investment offerings – During the year ended December 31, 2024 and 2023, the Company capitalized costs of $13,492,037 and $1,763,560, to Additional Paid in Capital, respectively (see Note 13 —Restatement of Previously Issued Consolidated Financial Statements for further details).

F-13

Fair Value Measurements

The carrying amounts of the Company’s financial instruments including Cash and Cash Equivalents approximate fair value due to the short-term nature of those instruments. The Company determines the fair value based upon the exit price that would be received to sell an asset or paid to transfer as liability in an orderly transaction between market participants, as determined by either the principal market or most advantageous market. Inputs used in the valuation techniques to derive fair value are classified based on a three-level hierarchy. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs. Cash equivalent accounts, consisting primarily of treasury bills (“T-bills”) issued by the US Treasury are classified as Level 1.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of December 31, 2024, and 2023, the carrying amount of the Company’s financial instruments were determined using Level 1 inputs.

Stock-Based Compensation

The Company follows the provisions of ASC 718-20, Stock Compensation, Awards Classified as Equity, requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. Compensation expense for options granted and expected to vest to employees, directors and certain service providers (“grantees”), and expected to vest, is determined based on estimated fair value of the options at the time of grant using the Black- Scholes option pricing model, which considers, as of the grant date, the estimated fair market value of the underlying shares, expected volatility, expected dividend yield and the risk-free interest rate over the expected life of the option. The grant date fair value of Restricted Share Awards (RSAs) is based on the estimated value of the restricted share on the date of grant. The compensation cost for all share-based awards is recognized as an expense over the grantee’s requisite service period (generally the vesting period of the equity award), except for costs related to persons directly involved in the development and/or construction of the projects which are capitalized into Construction in Progress during the capitalization period. Shares are issued from authorized shares in settlement of options exercised. RSAs are included in common shares issued and outstanding from the date of issuance. Forfeitures are accounted for as they occur.

F-14

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted.

3.	PREPAID EXPENSES, DEPOSITS AND OTHER ASSETS

As of December 31, 2024 and 2023, we have other assets of $1,057,235 and $159,125, respectively, that consists of our Regulation A+ funding holdbacks. Our escrow agent holds back a percentage of funds received, and repays the remaining balance in the following year(s). These amounts were repaid in the first quarter of 2025. The Company also has $789,348 in prepaid services with vendors, as well as prepayments for registrations and subscriptions. The total of prepaid expenses, Regulation A+ funding holdbacks and total other assets is $2,062,997 in 2024 and $3,731,180 in 2023. The prepaid expenses are detailed in the below table.

Prepaid expenses, deposits, and other assets at December 31, 2024 and 2023, consisted of the following:

	2024	2023
Insurance	$30,612	$47,790
Security deposits and prepaid final month rents	185,082	172,371
Registrations and subscriptions	95,852	116,974
Vendor agreement	694,216	3,234,920
Regulation A funding holdbacks	1,057,235	159,125
Total	$2,062,997	$3,731,180

4.	EQUITY INCENTIVE PLANS

On March 21, 2025, the Company completed its Forward Stock Split as disclosed in Note 1 – Nature of Business, and as such, all stock option and restricted stock amounts below have been proportionally adjusted to reflect the Forward Stock Split.

The Company agrees to issue restricted common stocks in the Company on the terms and conditions of award agreements to be entered into between Consultants, Advisors or Directors and the Company (an “Award Agreement”) issued pursuant to equity incentive plans that have been adopted by the Company. The Award Agreement(s) shall be subject to the terms and conditions of such equity incentive plans.

The original 2019 Equity Incentive Plan, taking into consideration all stock splits of the Company, was authorized to grant up to 30,000,000 awards of incentive stock options, non-qualified stock options and restricted stock. The original 2021 Equity Incentive Plan, taking into consideration all stock splits of the Company, was authorized to grant of up to 16,000,000 awards of incentive stock options, non-qualified stock options and restricted stock.

On April 30, 2022, all unused 3,998,964 awards from the 2019 Equity Incentive Plan poured out into the 2021 Equity Incentive Plan for a total 19,998,964. On December 21, 2022, the 2021 Equity Incentive Plan was increased in size according to the Fourth Amended & Restated Certificate of Incorporation by 34,842,680, totaling 54,841,644, unanimously approved by the Company’s Board of Directors.

Pursuant to the 2021 Equity Incentive Plan, taking into consideration all stock splits and issued non- qualified stock options and restricted stock, as of December 31, 2024 and 2023, there were 22,620,940 and 30,336,496, respectively, outstanding non-qualified stock options and restricted stock, as per the below table:

	2024	2023
Non-qualified stock options	51,262,852	43,527,296
Restricted stock awards	6,828,888	6,828,888
Option pool outstanding	22,600,940	30,336,496
Option exercised	150,000	150,000
Total	80,842,680	80,842,680

F-15

The following table summarizes stock option activity for vested shares:

	Options	Weighted- Average Exercise Price
Outstanding at January 1, 2023	31,902,510	$0.21
Granted	15,240,568	0.96
Exercised	(150,000)	0.01
Forfeited/Expired	(2,864,728)	0.37
Outstanding at December 31, 2023	44,128,350	0.45

Options Vested and Exercisable at December 31, 2023	11,307,856	0.17
Outstanding at January 1, 2024	44,128,350	0.45
Granted	18,120,000	1.07
Exercised	-	-
Forfeited/Expired	(11,005,498)	0.95
Outstanding at December 31, 2024	51,242,852	0.57

Options Vested and Exercisable at December 31, 2024	18,685,866	0.32

The Company uses a Black-Scholes option-pricing model to value the Company’s option awards. Using this option-pricing model, the fair value of each employee and non-employee award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period. In general, the option awards either vest ratably over the term have increasing vesting at the back end of the term. Generally, our non-qualified stock options and restricted stock vest over four years and are exercisable over a maximum period of 10 years from their grant dates. Vesting typically terminates when the employment or consulting relationship ends. The Company has also granted milestone-based option awards that only vest upon the successful completion of an event. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method” permitted by Staff Accounting Bulletin Number 107 and 110. The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the periods indicated:

	2024	2023
Expected term (in years)	3.00	2.50
Expected stock price volatility	100.00%	55.00%
Risk-free interest rate	4.09%	4.08%
Dividend yield	-	-
Grant date fair value per share	$1.08	$0.96

The weighted average remaining vesting period on the options is 1.22 years.

F-16

The above table reflects assumptions from 409A valuation reports prepared by Carta, which are used for fair value of the stock options granted by the Company. Figures for 2023 have been updated for comparison purposes in line with the 2024, 409A valuation report.

5.	STOCKHOLDERS’ EQUITY

On March 21, 2025, Requisite Holders and the Majority Holders (as defined in the Company’s Certificate of Incorporation), approved the Fifth Amended and Restated Certificate of Incorporation allowing a 2 for 1 forward stock split (“Forward Stock Split”), provided, that on a pre-split basis, the number of authorized shares of Series B Preferred Stock were reduced from 13,996,591 to 9,358,221, such that post-split the Series B Preferred Stock amounted to 18,716,442; and on a pre-split basis, the number of authorized shares of Common Stock were increased from 138,048,205 to 200,000,000, such that post-split the Common Stock amounted to 400,000,000; resulting in an increase to the Company’s total authorized capital stock from 183,675,260 to 481,977,370 shares. The Forward Stock Split did not modify or change the par value of the Common and Preferred shares. As part of the Forward Stock Split, (A) every one issued and outstanding share of Common Stock shall automatically be changed, reclassified, separated and constitute two fully paid and nonassessable shares of Common Stock and (B) every one issued and outstanding share of Preferred Stock automatically shall be changed, reclassified, separated and constitute two fully paid and nonassessable shares of the same series of Preferred Stock. In accordance with the Company’s Fifth Amended and Restated Certificate of Incorporation, the Company is authorized to issue 481,977,370 shares, consisting of two classes of stock to be designated “Common Stock” and “Preferred Stock”, respectively. The Corporation is authorized to issue 400,000,000 shares of Common Stock, $0.01 par value per share, and 81,977,370 shares of Preferred Stock, $0.01 par value per share, 42,000,000 shares of which are designated “Founders 1 Preferred Stock,” 21,260,928 shares of which are designated “Series A Preferred Stock” and 18,716,442 shares of which are designated “Series B Preferred Stock.”

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporations Act. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 3682(b)(2) of the General Corporations Act.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock (including Founders-1 Preferred Stock, Series A Preferred Stock and Series B Preferred Stock) then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a deemed liquidation event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or any other class ranking junior in right of payment to the Founders Stock by reason of their ownership thereof. Such distributions shall be made as follows: (a) with respect to the Series B Preferred Stock, an amount per share equal to the sum of (i) one and one-half times (1.5x) the original issue price of the Series B Preferred Stock, as adjusted for the Forward Stock Split ($2.00 per share), (ii) any unpaid accruing dividends, and (iii) any dividends (other than accruing dividends) declared but unpaid thereon, (b) with respect to the Series A Preferred Stock, the greater of (i) an amount per share equal to the original issue price of Series A Preferred Stock, as adjusted for the Forward Stock Split ($0.4083 per share), plus the sum of (A) any unpaid according dividends thereon, and (B) any dividends (other than accruing dividends) declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event and (c) with respect to the Founders 1 Preferred Stock, an amount per share equal to the greater of (i) original issue price of the Founders 1 Preferred Stock, as adjusted for the Forward Stock Split ($0.0125 per share), or (ii) such amount per share as would have been payable had all shares of Founders 1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled as set forth hereunder, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

F-17

Each share of Preferred Stock will be convertible, at the option of the holder, at any time into shares of Common Stock as determined by dividing the applicable Original Issue Price by the applicable Conversion Price. In addition, there are events that would trigger a mandatory conversion of Preferred Stock, including: (A) sale of shares of Common Stock to public at a price per share of at least three times the Series B Original Issued Price as part of an underwritten public offering of at least $150 million on Nasdaq, NYSE or another stock exchange approved by the Board, (B) initial listing of the Company’s Common Stock on Nasdaq or NYSE or another exchange at a price per share of at least three times the Series B Original Issue Price resulting in aggregate consideration of at least $150 million, (C) completion of a merger, acquisition, business combination, consolidation or share exchange with a Special Purpose Acquisition Company (“SPAC”) or similar entity in which common stock of the surviving or parent entity are listed on NYSE or Nasdaq or another exchange at a price per share of at least three times the Series B Original Issue Price with aggregate proceeds of at least $150 million, or (D) By a vote or written consent of the requisite holders of Series A and B Preferred stock.

6.	STANDBY LETTERS OF CREDIT

A commercial bank issued an irrevocable standby letter of credit on behalf of the Company for $500,000. The irrevocable standby letter of credit represents funds due and owing to the commercial bank as a result of the Company’s default under one or more of the terms of the Lease Agreement by and between the Company and its Landlord. This letter of credit had expiration of October 16, 2024, but such letter of credit was automatically extended for an additional period of one year, without amendment, from the expiration date. In no event shall this letter of credit be automatically extended beyond June 30, 2030. No amounts have been drawn under the standby letters of credit.

7.	INCOME TAXES

EnergyX (Puerto Rico Entity)

The Company operates under the provisions of a Tax Exemption Agreement from the Commonwealth of Puerto Rico pursuant to the terms of Act No. 60, as amended from Act No. 20-2012. The tax exemption grant is in accordance with the applicable terms of the Act covering the performance of the eligible service activities for markets outside of Puerto Rico. Under the provisions of the Tax Exemption, the Company was granted a partial tax exemption from certain Puerto Rico taxes, including income taxes, personal and real property taxes, municipal taxes, among others applicable to Export Service Income (“ESI”), as defined in the grant, and eligible property. The exemption period is twenty (20) years. All income generated from the ESI activity of the Company shall be taxed at a 4% flat rate for income taxes. Municipal license taxes will be 60% exempt during the term of the grant. Real and personal property used in the trading company activities will be exempt 90% during the term of the grant.

Non eligible services under the provisions of a Tax Exemption Agreement, the Company is subject to income taxes in Puerto Rico, at statutory rates which range from 18.5% to 37.5% depending on the level of taxable income. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. Temporary differences given rise to the deferred tax asset at December 31, 2024 and 2023, consist of:

	2024	2023
Tax Losses Carryforward	$2,561,443	$1,388,233
Less: Valuation Allowance	(2,561,443)	(1,388,233)
Total	$-	$-

A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets may not be realized. At December 31, 2024 and 2023, the Company recorded a valuation allowance for the entire deferred tax asset due to the uncertainty surrounding the timing of realizing certain tax benefits in future income tax returns.

F-18

At December 31, 2024, the Company had $50,901,155 in net operating losses that may be offset against future taxable income and may expire as follows:

Year Ending December 31,	Amount
2029	$739,157
2030	1,761,197
2031	5,151,359
2032	10,353,291
2033	12,505,167
2034	20,390,984
Total	$50,901,155

Net loss per financial statement differs from the net loss per income tax return mainly due to non-deductible expenses of approximately $473,000 and $267,000 for the years ended December 31, 2024 and 2023, respectively.

The authoritative guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of income tax uncertainties with respect to positions taken or expected to be taken on income tax returns. Under the authoritative accounting guidance, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. No adjustment was required as part of this accounting guidance.

The Company files income tax returns under the Internal Revenue Code of the Commonwealth of Puerto Rico and under the provisions of Act No. 60. The Company remains subject to income tax examinations for its Puerto Rico income taxes generally for years 2020 through 2024.

The Company files U.S. Tax returns as administered by the Internal Revenue Service beginning in tax year 2019. The Company currently has a late outstanding tax return for the year ended 2023, as well as the current filing for the year ended 2024. These tax returns are expected to have tax losses. There may be research and development tax credit carryforwards and NOL carryforwards generated through the filings that may expire at various times through 2039. These carryforwards are currently not considered usable due to the losses of the Company. Pursuant to the Tax Cuts and Jobs Act, any of the Company’s newly generated Federal NOL carryforwards can be carried forward indefinitely, while being limited to 80% of taxable income (determined without regard to the deduction). The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2020 through December 31, 2024.

EnergyX Chile (Chile Entity)

EnergyX Chile operates under the provisions of the Chilean tax authority, “Servicio de Impuestos Internos”, and files its annual income tax return under the Chilean income tax law (“Chile Income Tax Law”) applicable to small-medium businesses.

Corporate Income Tax - The Chilean income tax has two stages: 1) Income tax at the business or company level whereby profits from corporations, limited liability companies, partnerships and others are taxable at a corporate income tax rate of 27%, and 2) Income tax at the owners level whereby when foreign owners receive dividends or business profit is withdrawn, these are taxable with personal income tax at a 35% fixed rate (“Additional Tax”).

The 27% tax paid at the business level can be credited 100% only if owners are resident in countries with a double tax treaty with Chile. Owners from other countries can be credited 65% of the corporate tax.

As of December 31, 2024, due to the fact that EnergyX Chile is at the exploration stage, it has, and continues to have tax losses. EnergyX Chile is expected to continue incurring tax losses until the lithium project starts selling mineral products. As such, no income tax has been paid since EnergyX Chile was formed.

According to Chile Income Tax Law, carryforward losses do not have an expiration date, and as such, the deferred tax asset would be EnergyX Chile’s losses at a corporate tax rate of 27%. There are no significant deferred tax liabilities as of December 31, 2024.

F-19

The Chilean tax code (Código Tributario) establishes that Servicio de Impuestos Internos can audit or investigate EnergyX Chile income tax returns for the last three years. This period can be extended to six years when there are acts of fraud, or the income tax return has not been submitted.

Royalty Mining Tax – EnergyX Chile’s project in Chile is based on the lithium mineral exploitation. Given that lithium substance cannot be exploited under a mining concession (Chilean Constitution and the Mining Code), it will not be subject to the Royalty Mining Tax under Law No 21.591. EnergyX Chile’s project is able to extract and sell lithium-based products under special operational contracts with the Chilean State. The entities leading these new projects, have a preferential option to request an exploitation contract (namely a CEOL: “Contratos especiales de operación para la exploración, explotación y beneficio del Litio”) that is expected to consider a royalty payment to the Chilean Government.

VAT – VAT is applicable on sales of goods and services at a rate of 19%. The system works on a credit-debit system where the VAT of 19% charged by a company on sales of goods or services (“VAT debits”) has to be paid to the government but a company can offset this amount by crediting the VAT incurred on purchases of goods or services (“VAT Credit”). If in any given month VAT Credits exceed VAT Debits, the difference may be carried forward and added to the VAT Credits of the following month with no limit time. EnergyX Chile has accumulated VAT Credits that can be offset against future sales with no time limit.

8.	RISK CONCENTRATION

Financial instruments that potentially expose the Company to certain concentrations of credit risk include cash in bank accounts. The Company maintains accounts at high quality financial institutions in the United States including UBS Financial Services, Inc., the US subsidiary of UBS Group AG, and JP Morgan Chase Bank N.A., as well as Banco Santander SA in Chile and Argentina. While the Company attempts to limit any financial exposure, its cash deposits balances may, at time, exceed the amount insured by the Federal Deposit Insurance Corporation (“FDIC”). All US bank deposit accounts are insured up to $250,000 per depositor, per insured bank, and all Chile demand deposit accounts are insured in full. For cash equivalents accounts, the Company maintains its balances primarily in treasury bills (“T-bills”) issued by the US Treasury through a high-quality investment bank and are backed by the full faith and credit of the US government, meaning the government guarantees the repayment of principal and interest, making them a very low-risk cash equivalent investment. The Company has not experienced any losses on such accounts. As of December 31, 2024 and 2023, uninsured cash deposits amounted to approximately $4,713,248 and $230,859, respectively.

Our business, results of operations and financial condition may be adversely affected if a public health epidemic interferes with the ability of us, our employees, workers, contractors, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business.

The Company continues to be in a pilot and demonstration build phase and will not commence commercial operations for the foreseeable future. As such, the Company’s success depends on the achievement of proving its technology, future profitability, and obtaining the necessary capital to meet its financial objectives.

The Company’s success depends upon the continued services of our executive officers and other key personnel who have critical industry experience and relationships. Significant competition for talented individuals could affect both Company’s ability to retain key personnel and hire new ones. The loss of the services of any officers or key personnel could hinder or delay the implementation of the business model, research and development efforts, or ability to sell products and services.

9.	EQUITY TRANSACTIONS

As of December 31, 2024 and 2023, the Company has raised approximately $130 million and $59 million, respectively, in cumulative gross proceeds through exempt offerings of common stock, preferred stock and convertible notes, which have all been converted.

Share Purchase Agreements

On April 9, 2022, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd (collectively, “GEM”). Pursuant to the Share Purchase Agreement, upon a public offering (whether by an initial public offering, a reverse merger, acquisition/merger by/with a special purpose acquisition company or other similar go- public event), the Company is granted the option of selling shares of its Common Stock to GEM at a slight discount to the then-current publicly traded price in exchange for cash, up to an aggregate purchase price of $450 million. The Share Purchase Agreement contains several constraints, such as a limitation on the amount of shares that the Company can sell to GEM in a sale transaction and certain controls relating to the time period between each sale of shares to GEM. In addition to and concurrently with the Share Purchase Agreement, the Company has also agreed to grant a warrant to GEM, granting GEM the right to purchase 1.5% of all outstanding shares of Common Stock of the Company (excluding options and grant awards) upon a public offering at the public offering price per share.

F-20

Regulation A+ Common Stock Offerings

On September 30, 2022, the Company held its first closing under its Regulation A+ offering, which was filed with the SEC through a Form 1-A Offering Circular on June 7, 2022, and received approximately $6.9 million through the sale of Common Stock, net of offering costs and commissions.

On October 6, 2023, the Company re-launched its fundraising campaign under Regulation A+ with an offering price of $8.00/share. As of December 31, 2024 and 2023, the company has raised approximately $15.4 million and $3.3 million, respectively, in gross proceeds before offering costs and commissions at the $8.00 share price.

On February 9, 2024, the Company increased the share price of its Regulation A+ offering to $9.00/share and, as of December 31, 2024, has raised approximately $29.8 million in gross proceeds before offering costs and commissions.

On June 27, 2024, the Company increased the share price of its Regulation A+ offering to $9.50/share and, as of December 31, 2024, has raised approximately $28.5 million in gross proceeds before offering costs and commissions.

Note that due to the ongoing nature of share issuances, disputes, chargebacks and refunds, the number of shares issued as shown in prior periods is subject to change by immaterial amounts.

On October 3, 2024, the Company’s Regulation A+ investment offering successfully concluded with $74.8 million in cumulative gross proceeds and fees collected, and before offering costs and commissions.

Regulation D Common Stock Offerings

Additionally, the Company raised approximately $242,000 in Regulation D proceeds in 2024 before offering costs and commissions, split across $8.00/share, $9.00/share, and $9.50/share issuances.

Regulation CF Common Stock Offerings

During 2024, the Company raised $1.9 million in Regulation CF proceeds before offering costs and commissions, and subsequently received the cash in February 2025. The share issuance was not recorded until the cash was received.

Preferred Stock Offerings

During December 2022, the Company raised $15 million through the sale of Series B Preferred Stock in connection with the Series B Offering. In connection with the closing of such Series B Offering, all of the Company’s existing promissory convertible notes, both principal and interest of 7% per annum, were converted into 5,246,610 shares of Series B Preferred Stock, calculated as of December 15, 2022, including a 15% discount to the per-share-price of the Series B Preferred Stock.

On June 30, 2023, the Company entered into two additional joinder agreements to the Series B Transaction Agreements with two separate investors. Pursuant to these joinders, the Company raised $16.4 million through further sales of Series B Preferred Stock in connection with the Series B Offering. As of December 31, 2024 and 2023, an aggregate of 18,716,442 shares of Series B Preferred Stock are outstanding, as adjusted for the Forward Stock Split.

10.	PROPERTY, PLANT AND EQUIPMENT

Assets are depreciated using the straight-line depreciation method applied to groups of assets with varying useful lives. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the assets.

F-21

Property, plant and equipment as of December 31, 2024 and 2023, consisted of the following:

	Estimated Useful Life
	(Years)	2024	2023
Assets under construction		$3,392,983	$1,178,773
Computer equipment	3	141,589	56,922
Leasehold improvements	7	6,239,509	1,139,850
Furniture and fixtures	3	218,943	38,262
Lab and warehouse equipment	3–10	3,389,300	1,724,425
Trucks	2-3	168,855	-
Bench, pilot and demo equipment	3	12,445,329	369,547
Capitalized commercialization consulting costs	20	592,295	-
Total property, plant and equipment		26,588,803	4,507,779
Less accumulated depreciation and amortization		(921,986)	(471,012)
Property, plant and equipment, net		$25,666,816	$4,036,767

11.	LEASES

Texas, USA

Headway Site in Austin, Texas - On June 1, 2021, the Company entered into a lease agreement for office and lab space in Austin, TX (“Headway Site”). On October 7, 2021, the Company extended the lease agreement on the same terms with a lease termination date of May 31, 2022. The Company further extended lease obligations in February 2022 and in January 2023. During February 2023, the Company extended and expanded its lease for an additional 3 years, extending the term through 2026.

Braker Site in Austin, Texas - On July 16, 2021, the Company entered into a lease agreement for warehouse space in Austin, TX (“Braker Site”). The lease commenced on August 1, 2021 and continued for 37 months through August 31, 2024. The Company did not renew the lease at the end of the lease term.

Ridgepoint Site in Austin, Texas - On October 11, 2022, the Company entered into a lease for its new office and laboratory space in Austin TX (“Ridgepoint Site”). The new facilities span approximately 36,000 square feet and has been remodeled by the Company. The lease agreement has an initial term of seven years and the Company is obligated to pay aggregate annual rent of approximately $5.8 million over the seven years. The lease began upon the Company moving into the space during October 2024 and was granted a certificate of occupancy. On April 15, 2024, the Company entered into a first amendment to this lease. The amendment includes adjustments to certain terms and conditions of the original lease agreement, including a revised lease commencement date of June 1, 2024. The Company is entitled to a one-time tenant improvement allowance for $900,000 (see Note 14 – Subsequent Events).

Rutherford Site in Austin, Texas - On July 1, 2023, the Company entered into a month-to-month lease for an engineering build space in Austin, TX (“Rutherford Site”). This facility spans approximately 6,800 square feet of rentable space. On September 6, 2023, the Company entered into a second amendment to the lease with the landlord to replace certain HVAC equipment, with the Company paying an immaterial amount towards the cost of the replacement. On May 16, 2024, the Company entered into a third amendment to its warehouse lease agreement at the Rutherford Site, extending the lease for an additional term of 36 months. The lease, covering approximately 5,600 square feet of warehouse space (Unit G100), will now extend from July 1, 2024, through June 30, 2027. In October 2024, the Company’s operations team and activities from our build facility, along with both the offices at our Rutherford Site and the warehouse space at our Braker Site, have been relocated to our Ridgepoint Site. As of January 1, 2025 the Company has been actively marketing the Rutherford Site for sublease.

Elm Site in Hooks, Texas - On September 11, 2024, EXSO entered into a lease agreement for office and lab space in Hooks, TX (“Elm Site”). The facility spans approximately 22,150 square feet and includes a parcel of land of approximately one acre. The lease agreement has an initial term of three years through July 2027, with two options of one year each. EXSO is obligated to pay approximately $278,700 over the initial term. The first and second one-year options would add additional rent of approximately $96,815 and $99,720, respectively.

F-22

Antofagasta, Chile (“Testbed”)

“Las Ilusiones Street” (“Lot A”) – On June 1, 2023, EnergyX Chile SpA leased a 3,000 square meters site with a 799 square meters warehouse with electricity (“Lot A”) for its Testbed facility for 5 years in the city of Antofagasta, Chile. The lease term can be extended for five terms of 12 months, each. The location was strategically located nearby two ports.

“Los Pensamientos Passage” (“Lot B”) – On June 1, 2024, EnergyX Chile SpA entered into a first amendment to the lease agreement for a second lot, Lot B, for its Testbed facility. The amendment adjusts certain terms and conditions of the original Lot A lease agreement, including an increase in the leased area from 3,000 m2 to 5500 m2 and a rise in the monthly payment from UF 120 to UF 170 (approximately USD 4,968 to USD 7,038). The end date of the contract remains unchanged. The Company has recognized the Right-of-Use (ROU) asset and corresponding lease liability in its financial statements, reflecting the updated lease area and new payment terms. Future payments and the discount rate were recalculated as necessary in accordance with IFRS 16.

The Company accounts for its U.S. leases in accordance with ASC 842, and accounts for its Chile leases in accordance with IFRS 16, which have not been adjusted to conform with US GAAP as the Company has deemed it immaterial to its consolidated financial statements.

The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to the Company the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract that is land or a depreciable asset (i.e., property, plant, and equipment), and (2) the Company has the right to control the use of the identified asset and to obtain substantially all of the economic benefits from using the underlying asset.

Right-of-use assets represent the Company’s right to control the use of an explicitly or implicitly identified fixed asset for a period of time and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The lease liabilities are measured at the present value of the unpaid lease payments at the lease commencement date. Key estimates and judgments include how the Company determined the incremental borrowing rate (“IBR”) it uses to present value the unpaid lease payments, the lease term and lease payments.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its IBR. In some instances, the Company’s leases do not provide an implicit rate; therefore, management uses its IBR based on the information available at commencement date in determining the present value of lease payments.

The lease term for the Company’s lease includes the noncancelable period of the lease plus the renewal options the Company is certain to exercise. Lease payments included in the measurement of the lease asset or liabilities comprised of fixed payments. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.

Lease expense for lease payments is recognized on a straight-line basis over the lease term. The following is a maturity analysis of the annual undiscounted cash flows of the operating and finance lease liabilities as of December 31, 2024:

	Operating Minimum	Finance Minimum
Year Ending December 31,	Lease Payment	Lease Payment
2025	$1,054,065	$78,993
2026	843,538	78,993
2027	761,358	78,993
2028	666,217	32,914
2029	687,868	-
Thereafter	1,505,452	-
Total undiscounted cash flows	5,518,497	269,891
Less imputed interest	1,169,231	33,328
Net present value of lease liability	$4,349,266	$236,563

F-23

The components of lease cost for the years ended December 31, 2024 and 2023, are as follows:

	2024	2023
Operating lease cost	$719,869	$307,298
Finance lease cost:
Amortization of assets	$79,760	$44,652
Interest on lease liabilities	$19,050	$12,800

Operating lease cost for the years ended December 31, 2024 and 2023 includes $68,470 of short-term lease cost, per year.

Supplemental balance sheet information at December 31, 2024 and 2023 related to the leases are as follows: Operating lease:

	2024	2023
Assets—operating lease right of use asset	$4,296,516	$528,196
Liabilities:
Current—operating lease liability	$748,944	$269,433
Noncurrent—operating lease liability	3,600,322	267,441
Total Lease Liability	$4,349,266	$536,874

Finance lease:

	2024	2023
Assets—finance lease right of use asset	$265,317	$301,801
Liabilities:
Current—finance lease liability	$62,924	$68,444
Noncurrent—finance lease liability	173,639	185,212
Total Lease Liability	$236,563	$253,656

Cash paid for amounts included in the measurement of lease liabilities, separately for operating and financing cash flows, is as follows:

	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$724,910	$298,695
Financing cash flows from finance leases	$95,626	$64,295

Supplemental cash flow information related to the leases of the Company for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Right use of asset obtained in exchange for lease obligations -
Operating lease	$4,990,784	$868,503
Finance lease	$264,515	$361,911

Supplemental lease term and discount rate information related to the leases at December 31, 2024 and 2023 are as follows:

F-24

	2024	2023
Weighted-average remaining lease term (in years):
Operating lease	6.2	2.0
Finance lease	3.4	4.1
Weighted-average discount rate:
Operating lease	8%	5%
Finance lease	8%	8%

The current portion of the operating and finance lease liabilities are included as part of accrued and other liabilities in the accompanying consolidated balance sheet.

12.	REVENUE RECOGNITION

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. The following summarizes significant information about the Company’s revenue recognition policies:

Customer Testing Income

Customer Testing Income primarily consists of revenues generated from testing lithium-bearing brines provided by our customers. The Company recognizes revenue when phase testing or milestones are reached. The amount of revenue recognized reflects the contractual agreement in place for the customer.

The Company does not have any material contract assets or liabilities related to Customer Testing Income.

13.	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

As disclosed in Note 2, the Company determined that the accounting treatment of its solicitation costs associated with its issuing of stock through Regulation A+ investment offerings were incremental costs directly attributable to the actual offering of securities and should not have been considered general and administrative period expenses for the year ended December 31, 2023.

The restatement of the solicitation costs for the year ended December 31, 2023 resulted in a reduction of net loss of $1,763,560, and a corresponding reduction of additional paid-in capital as of December 31, 2023.

In the tables below, the As Previously Reported amounts represent the amounts previously reported in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2023 adjusted to reflect the 2-for-1 Forward Stock Split effected in the form a stock issuance on May 25, 2025 (see Note 1 – Nature of Business for further details), while the As Restated amounts reflect the adjustment described above.

The effects of the restatement described above on the Company’s Consolidated Balance Sheets – Stockholders’ Equity section is as follows:

	As of December 31, 2023
	As Previously Reported	As Restated
Stockholders’ equity:
Founders—1 preferred stock at $0.01 par value, 42,000,000 shares authorized, issued and outstanding in 2024 and 2023 (See Note 1)	$420,000	$420,000
Preferred stock—series A at $0.01 par value, 21,260,928 shares authorized, issued and outstanding in 2024 and 2023 (See Note 1)	212,610	212,610
Preferred stock—series B at $0.01 par value, 18,716,442 shares authorized, issued and outstanding in 2024 and 2023 (See Note 1)	187,164	187,164
Common stock at $0.01 par value, 400,000,000 shares authorized; 110,042,200 shares issued and outstanding in 2024 and 94,325,706 shares issued and outstanding in 2023 (See Note 1)	943,260	943,260
Warrants	75,000	75,000
Additional paid-in capital (See Note 1)	59,379,187	57,615,627
Accumulated deficit	(33,382,207)	(31,618,647)
Total stockholders’ equity	$27,835,014	$27,835,014
Total liabilities and stockholders’ equity	$31,205,121	$31,205,121

F-25

The effects of the restatement described above on the Company’s Consolidated Statements of Operations is as follows:

	For the Year Ended December 31, 2023
	As Previously Reported	As Restated
REVENUES:
Customer testing income	$210,250	$210,250

EXPENSES:
Salaries and consulting	8,565,602	8,565,602
Professional services	517,393	517,393
Research and development	1,718,231	1,718,231
General and administrative costs	3,824,909	2,061,349
Stock based compensation	817,282	817,282
Depreciation and amortization expense	333,633	333,633
Total expenses	15,777,050	14,013,490
OTHER INCOME, net	628,859	628,859
NET LOSS	$14,937,941	$13,174,381

The effects of the restatement described above on the Company’s Consolidated Statements of Cash Flows is as follows:

	For the Year Ended December 31, 2023
	As Previously Reported	As Restated
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss	$(14,937,941)	$(13,174,381)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Stock based compensation	817,282	817,282
Depreciation and amortization	333,633	333,633
Fixed assets write off	207,028	207,028
Changes in assets and liabilities that increase/(decrease) cash and cash equivalents:
Prepaid expenses and other assets	(3,915,092)	(3,915,092)
Accounts payable	1,789,536	1,789,536
Accrued and other liabilities	712,207	712,207
Net cash used in operating activities	(14,993,347)	(13,229,787)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of fixed assets	(2,610,987)	(2,610,987)
Additions of intangible assets:	(2,131,824)	(2,131,824)
Net cash used in investing activities	(4,742,811)	(4,742,811)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Payments of financing lease	(64,295)	(64,295)
Issuance of preferred stock (See Note 1)	82,232	82,232
Issuance of common stock (See Note 1)	9,754	9,754
Additional contributed capital (See Note 1)	19,656,171	17,892,611
Net cash provided by financing activities	19,683,862	17,920,302

Net (decrease) in cash and cash equivalents	$(52,296)	$(52,296)

CASH AND CASH EQUIVALENTS– Beginning of year	20,527,649	20,527,649

CASH AND CASH EQUIVALENTS – End of year	$20,475,353	$20,475,353

14.	SUBSEQUENT EVENTS

For purposes of these consolidated financial statements, subsequent events have been evaluated through March 30, 2025, which is the date that the consolidated financial statements were available to be issued. There are no material subsequent events that would require further disclosures in the Company’s consolidated financial statements aside from the ones disclosed below.

On January 27, 2025, the Company received $20,007 in net cash proceeds from its 2024 Regulation D common stock offering.

On January 31, 2025, the Company received a $900,000 tenant improvement allowance under its lease agreement related to the Ridgepoint Site lease, after fulfilling the specified contractual requirements.

On February 6, 2025, the Company received $1,746,679 in net cash proceeds from its 2024 Regulation CF common stock offering, after deducting $240,218 in offering costs and commissions.

F-26